Exhibit 99.3

Manulife 2024 Management information circular Manulife Financial Corporation Annual Meeting May 9, 2024 Notice of annual meeting of shareholders Your participation is important. Please read this document and vote.

Notice of annual meeting of common shareholders

You’re invited to attend our 2024 annual meeting of common shareholders

  When

   May 9, 2024

   11 a.m. (Eastern time)

  Where

   Manulife Head Office

   200 Bloor Street East

   Toronto, Canada

  How to attend

   Our 2024 annual

   meeting will be held

   in person at the address

   above and by live

   webcast online at

https://
web.lumiagm.com/
496278293.

   Please read the voting

   section starting on

   page 6 for detailed

   information about how to

   attend the meeting, vote

   and ask questions. More

   information and updates

   on how to attend the

   meeting will be made

   available on our website

(www.manulife.com/
annualmeeting).

Four items of business

• Receiving the consolidated financial statements and auditors’ reports for the year ended December 31, 2023

• Electing directors

• Appointing the auditors

• Having a say on executive pay

Other matters that are properly brought before the meeting will be considered, but we are not aware of any at this time. The annual meeting for The Manufacturers Life Insurance Company will be held at the same time and will also be held in person and by live webcast.

Anyone can attend the meeting, but you need to register as a shareholder or proxyholder to vote or ask questions.
By order of the board of directors, Antonella Deo Corporate Secretary March 13, 2024

Message to shareholders

Don Lindsay Chair of the Board

Dear fellow shareholders,

On behalf of the board of directors, we are pleased to invite you to the annual meeting of common shareholders of Manulife Financial Corporation on May 9, 2024. As a holder of common shares, you have the right to receive our financial statements and vote your shares at the meeting.

Our 2024 management information circular, which starts on page 2, includes important information about the business of the meeting and the items you will be voting on, as well as information about our corporate governance practices and executive compensation program. Please read the circular before you vote your shares.

Manulife today is a very different company than it was six years ago. The strategy introduced in 2018 has helped us stay resilient as we become a higher-growth and less capital-intensive business. Roy Gori and Manulife’s 38,000 colleagues have pursued Manulife’s ambition tenaciously, achieving significant momentum in 2023.

Board succession planning is always a key priority of the board, and this year was no different. We are delighted to welcome Michael Durland, Donald Kanak, Anna Manning and John Wong to the board. These accomplished executives bring a wealth of global financial services and insurance experience, and we are fortunate to have them join the board. Mike and Don joined the board in March and Anna and John will join in May.

On behalf of the board and Manulife’s shareholders, customers, and colleagues, I would like to express our sincere gratitude to Tsun-yan Hsieh and Andrea Rosen who have reached the end of their term on the board and are not standing for re-election. We have benefited greatly from their insights in the boardroom and thank them for their dedicated service and many contributions.

You can read about Manulife’s accomplishments in 2023 and their impact on our executive pay beginning on page 42. You will also find a more detailed discussion of the year’s performance and Manulife’s strategic progress in our 2023 annual report – available at manulife.com.

Please read the circular and vote your shares

The meeting will be held in person and by live webcast on May 9, 2024 at 11:00 a.m. (Eastern time). You can find information about how to attend the meeting on page 6.

Your vote is important to us – we encourage you to consider the information set out in the circular and exercise your voting rights. See page 7 for details about how to vote.

The meeting will cover four items of business: (1) receiving our financial statements; (2) voting to elect directors; (3) voting to appoint the auditors; and (4) voting to have a ‘say on executive pay’. You will vote on all items except for the financial statements. The board recommends you vote FOR items 2 to 4.

We look forward to welcoming you at the meeting.

Don Lindsay

Chair of the Board

March 13, 2024

2024 Management information circular	1

About this Management

Information Circular

This management information circular is being made available to you because you owned common shares of Manulife Financial Corporation as of the close of business on March 13, 2024. It includes important information about the meeting, the items of business to be covered and how to vote your shares.

You’re entitled to receive notice of, and vote these shares at, our 2024 annual meeting of common shareholders.

Management is soliciting your proxy for the meeting, which means we’re contacting you to encourage you to vote. This will be done mainly by mail, but you may also be contacted by phone, including in connection with the use of the Broadridge QuickVote™ service. We have retained Kingsdale Advisors (Kingsdale), and they may assist us with this process. We pay the costs of the engagement with Kingsdale, which we expect to be approximately $50,000.

In this document:

•	we, us, our, company and Manulife mean Manulife Financial Corporation
•	you, your and shareholder refer to holders of Manulife common shares
•	circular means this management information circular
•	meeting means our annual meeting of common shareholders on May 9, 2024
•	common shares or shares means common shares of Manulife Financial Corporation
•	Manufacturers Life means The Manufacturers Life Insurance Company

Information in this circular is as at February 29, 2024 and in Canadian dollars, unless indicated otherwise. Any information contained in, or otherwise accessible through, websites mentioned in this circular does not form a part of this document.

For more information

You can find financial information about Manulife in our 2023 annual report, which includes our audited consolidated financial statements and management’s discussion and analysis (MD&A) for the year ended December 31, 2023. The audit committee section of our annual information form has information about the audit committee, including the committee charter.

These documents are available on manulife.com, on SEDAR+ (sedarplus.ca), and on EDGAR (sec.gov/edgar). You can also ask us for a copy of our 2023 annual report – simply email us at shareholder_services@manulife.com.

Important information about your shares

Third parties may contact you with unsolicited offers to buy your shares, often at prices below market value. Securities administrators in Canada and the U.S. have expressed serious concerns about these types of offers, including the possibility that investors might tender to such offers without understanding the offer price relative to the actual market price of their securities. Investors should exercise caution with these types of offers.

Manulife is not associated with these offers and does not endorse or approve them. If you are contacted with an offer to buy your Manulife shares or have any questions about your shares, please speak with your investment advisor or contact TSX Trust at 1-800-783-9495 (Canadian residents), 1-800-249-7702 (U.S. residents) or 416-682-3864.

2	Manulife Financial Corporation

Delivery of the 2024 management information circular

As permitted by the Canadian Securities Administrators and pursuant to an exemption from the proxy solicitation requirement received from the Office of the Superintendent of Financial Institutions Canada (OSFI), we are using notice and access to deliver this circular to both our registered and non-registered (beneficial) shareholders.

What is notice and access?

Instead of receiving a paper copy of the circular, a package was sent to shareholders with a notice explaining how to access the circular online and how to request a paper copy. A form of proxy for registered shareholders and ownership statement holders, or a voting instruction form for non-registered (beneficial) shareholders, was included with the notice with instructions so you can vote your shares.

How to access the circular online

Our website: www.manulife.com/annualmeeting

Our transfer agent’s website: www.meetingdocuments.com/TSXT/mfc

On SEDAR+: www.sedarplus.ca

How to request a paper copy of the circular

Shareholders may request a paper copy of the circular up to one year from the date the circular was filed on SEDAR+. If you would like to receive a paper copy prior to the meeting, please follow the instructions provided in the notice or make a request by going to www.meetingdocuments.com/TSXT/mfc or contacting our transfer agent, TSX Trust Company (TSX Trust), via telephone at 1-888-433-6443 (toll free in Canada and the United States) or 416-682-3801, or via email at tsxt-fulfilment@tmx.com.

If you have questions about notice and access, please call TSX Trust at 1-800-783-9495 (Canadian residents), 1-800-249-7702 (U.S. residents) or 416-682-3864.

Sign up for e-delivery

We want to provide you with information the way you want to receive it. You can choose to receive your shareholder materials online instead of in the mail.

Non-registered (beneficial) shareholders

Visit proxyvote.com and enter the control number from your voting instruction form. Select “Delivery
Settings” and opt for email.

Registered shareholders and non-registered ownership statement holders

Visit tsxtrust.com/MFCdigital and follow the instructions.

2024 Management information circular	3

Where to find it

This symbol tells you where you can find more information

4	Manulife Financial Corporation

About the meeting

This year’s annual meeting is on May 9, 2024.

Read this section to find out who can vote, how you can vote and what you will be voting on.

Questions?

Call our transfer agent in your region if you have any questions about the meeting. Registered holders can also call our transfer agent to get information on options for managing your share account.

Canada	1-800-783-9495

United States	1-800-249-7702

Hong Kong	852-2980-1333

Philippines	632-5318-8567

Rest of world	1-416-682-3864

Where to find it

Who can vote	6
How to vote	7
What the meeting will cover	12

2024 Management information circular	5

Who can vote

If you held Manulife common shares as of 5 p.m. (Eastern time) on March 13, 2024 (the record date), you’re entitled to receive notice of, and vote at, our 2024 annual meeting. We had 1,806,835,953 common shares outstanding as of this date and each share carries one vote.

About quorum Before the meeting can go ahead, at least two shareholders have to be present at the meeting, in person or by proxy.

We must receive a simple majority of votes cast for an item to be approved.

Voting restrictions

Shares beneficially owned by the following entities and persons cannot be voted (except in circumstances approved by the Minister of Finance (Canada)):

•	the Government of Canada or any of its political subdivisions or agencies
•	the government of a province or any of its political subdivisions or agencies
•	the government of a foreign country or any foreign government’s political subdivisions or agencies
•	any person who has acquired more than 10% of any class of shares of Manulife.

Also, if any person, an entity controlled by any person, or any person together with an entity that person controls, beneficially owns more than 20% of the shares that can be voted, that person or entity cannot vote unless the Minister of Finance (Canada) allows it.

We are not aware of any person who beneficially owns or exercises control or direction (directly or indirectly) over more than 10% of the voting rights attached to Manulife common shares.

How to attend the meeting

In person

The meeting will be held at our head office in Toronto at 200 Bloor Street East on May 9, 2024 at 11:00 a.m. (Eastern time). Please register with our transfer agent when you arrive.

Online as a shareholder

1.  Log in: https://web.lumiagm.com/496278293. The link will be accessible one hour before the meeting start time to allow you to test your connection

2.  Click “I have a login”

3.  Enter your control number as your username (see pages 7 to 11 for more information)

4.  Enter your password: “manulife2024” (case sensitive)

Online as a guest

1.  Log in: https://web.lumiagm.com/496278293.

2.  Click “I am a guest” and then complete the required fields.

Shareholders and their duly appointed proxyholders will be able to ask questions and vote during the meeting. For more information about how to vote during the meeting and ask questions, please see pages 7 to 10. Additional instructions will be provided at the meeting, as necessary.

Questions should be of interest to all shareholders, not personal in nature. If your question relates to a personal matter, we will contact you after the meeting to follow up on your question. If we cannot answer a question during the meeting because of timing or technical limitations, we will follow up with you as soon as practicable after the meeting.

Anyone can attend the meeting as a guest, but guests cannot vote or ask questions.

More information and updates on how to attend the meeting will be available on our website (www.manulife.com/annualmeeting).

6	Manulife Financial Corporation

About the Meeting

Please make sure your browser is compatible before you try to access the meeting online

To access the meeting online either as a shareholder or a guest you will need the latest version of Chrome, Safari, Edge or Firefox. Please do not use Internet Explorer. You should log in early to make sure your browser is compatible. Internal network security protocols including firewalls and virtual private network (VPN) connections may block access. If you are experiencing any difficulty connecting or watching the meeting, ensure your VPN setting is disabled or use a computer on a network not restricted by the security settings of your organization. In the event of difficulties during the registration process or with accessing and attending the meeting, please contact TSX Trust at 1-800-783-9495 (Canadian residents), 1-800-249-7702 (U.S. residents) or 416-682-3864 (rest of world).

How to vote

There are two ways to vote – by proxy before the meeting, or during the meeting. How you vote depends on whether you’re a registered shareholder, an ownership statement holder or a non-registered (beneficial) shareholder.

Shareholders are encouraged to vote their shares and submit proxies before the meeting.

See page 11 for important details about voting by proxy.

Registered shareholders and non-registered ownership statement holders

(your package includes a proxy form)

You’re a registered shareholder if you have a share certificate in your name or your shares are recorded electronically in the Direct Registration System (DRS) maintained by our transfer agent.

You’re an ownership statement holder if you hold a share ownership statement that was issued when Manufacturers Life demutualized.

Vote by proxy You or your authorized representative must complete the proxy form. If you’re a corporation or other legal entity, your authorized representative must complete the form.	You can vote your shares in one of four ways:
On the internet – Go to the website indicated on your proxy form. You will need the personal identification/control number on the form.
By phone (Canada and U.S. only) – Call the toll-free number on the proxy form and follow the instructions. You will need the personal identification/control number on the form.
By mail – Complete your proxy form and return it in the envelope provided.
On your smartphone – Use the QR code found on your proxy form.

Your proxy must be received by 5 p.m. (Eastern time) on May 7, 2024 for your vote to be counted. If you’re mailing your proxy form, be sure to allow enough time for the envelope to be delivered. The deadline for the deposit of proxies can be waived by the Chair of the Board at his discretion, without notice.

If the meeting is adjourned, your proxy must be received by 5 p.m. (Eastern time) two business days before the meeting is reconvened.

2024 Management information circular	7

Registered shareholders and non-registered ownership statement holders (continued)
Vote in person at the meeting You will need to bring photo identification with you to the meeting.	Check in with our transfer agent when you arrive at the meeting. Do not complete the proxy form before the meeting because you’ll vote in person at the meeting.

Vote online during the meeting

You will find your control number on the proxy form included with your meeting materials.

You will need your control number to be able to vote or ask questions at the meeting.

On the day of the meeting:

1.  Log in: https://web.lumiagm.com/496278293. The link will be accessible one hour before the meeting start time to allow you to test your connection

2.  Click “I have a login”

3.  Enter your control number (on the proxy form included with the meeting materials) as your username

4.  Enter your password: “manulife2024” (case sensitive)

5.  Follow the instructions to cast your vote.

If you have already voted by proxy, your vote at the meeting, if properly cast, will automatically revoke your previous vote.

Changing your vote You can revoke your proxy form if you change your mind about how you want to vote your shares.

Sending new voting instructions with a later date will revoke the instructions you previously submitted.

You can send a new proxy on the internet, by phone or by mail, by following the instructions above. Or send a notice in writing, signed by you or your authorized representative to: Corporate Secretary, Manulife Financial Corporation, 200 Bloor Street East, Toronto, Ontario, Canada M4W 1E5.

Your new proxy must be received by 5 p.m. (Eastern time) on May 7, 2024 for your vote to be counted. If you’re mailing your new proxy form, be sure to allow enough time for the envelope to be delivered.

If the meeting is adjourned, your proxy must be received by 5 p.m. (Eastern time) two business days before the meeting is reconvened.

If you miss the deadline, you can only revoke your proxy by giving a notice in writing to the Chair of the Board before the meeting begins. The notice must be signed by you or your authorized representative.

8	Manulife Financial Corporation

About the Meeting

See page 11 for important details about voting by proxy.

Non-registered (beneficial) shareholders

(your package includes a voting instruction form)

You’re a non-registered shareholder if you hold your shares through an intermediary (a bank, trust company, securities broker or other financial institution). This means the shares are registered in your intermediary’s name and you’re the beneficial shareholder.

Vote by proxy You or your authorized representative must complete the voting instruction form. If you’re a corporation or other legal entity, your authorized representative must complete the form.	You can vote your shares in one of four ways:
On the internet – Go to the website indicated on your voting instruction form and follow the instructions on screen.
By phone (Canada and U.S. only) – Call the toll-free number on your voting instruction form and follow the instructions.
By mail – Complete your voting instruction form and return it in the envelope provided.
On your smartphone – Use the QR code found on your voting instruction form.

Your intermediary must receive your voting instructions with enough time to act on your instructions. Check the form for the deadline for submitting your voting instructions. If you’re mailing your voting instruction form, be sure to allow enough time for the envelope to be delivered. The deadline for the deposit of proxies can be waived by the Chair of the Board at his discretion, without notice.

Vote in person at the meeting You must appoint yourself (or another person) as proxyholder. Then you or the person you appoint need to bring photo identification with you to the meeting.

First, appoint yourself as proxyholder by printing your name in the space provided on the voting instruction form. You can also appoint someone else to be your proxyholder (see page 11 for more information). You can do this in one of two ways:

• sign and return the form in the envelope provided but do not fill in your voting instructions because you will vote during the meeting (check the form for the deadline for submitting it, and make sure you allow enough time for the envelope to be delivered), or

• go to the website indicated on the voting instruction form and follow the instructions.

Then, when you arrive at the meeting, check in with our transfer agent.

2024 Management information circular	9

Non-registered (beneficial) shareholders (continued)

Vote online during the meeting

You must appoint yourself (or another person) as proxyholder.

Then you or the person you appoint must contact TSX Trust to get a control number.

You need a control number to be able to vote or ask questions at the meeting.

First, appoint yourself as proxyholder by printing your name in the space provided on the voting instruction form. You can also appoint someone else to be your proxyholder (see page 11 for more information). You can do this in one of two ways:

• sign and return the form in the envelope provided but do not fill in your voting instructions because you will vote online during the meeting (check the form for the deadline for submitting it, and make sure you allow enough time for the envelope to be delivered), or

• go to the website indicated on the voting instruction form and follow the instructions.

Then get a control number by contacting TSX Trust by no later than 5 p.m. (Eastern time) on May 7, 2024. You can do this in one of two ways:

• call 1-866-751-6315 (within North America) or 416-682-3860 (outside of North America), or

• go online at www.tsxtrust.com/control-number-request

If you appointed someone else to be your proxyholder, that person must contact TSX Trust to get a control number.

On the day of the meeting:

1.  Log in: https://web.lumiagm.com/496278293. The link will be accessible one hour before the meeting start time to allow you to test your connection

2.  Click “I have a login”

3.  Enter your control number as your username

4.  Enter your password: “manulife2024” (case sensitive)

5.  Follow the instructions to cast your vote. If you have already voted by proxy, your vote at the meeting, if properly cast, will automatically revoke your previous vote.

Changing your vote You can revoke your voting instruction form if you change your mind about how you want to vote your shares.

Follow the instructions on your voting instruction form or contact your intermediary for more information.

Your intermediary must receive your voting instructions with enough time to act on your instructions. Check the form for the deadline for submitting your voting instructions. If you’re mailing your voting instruction form, be sure to allow enough time for the envelope to be delivered. The deadline for the deposit of proxies may be waived or extended by the Chair of the Board at his discretion, without notice.

10	Manulife Financial Corporation

About the Meeting

More about voting by proxy

Voting by proxy is the easiest way to vote. It means you’re giving someone else (your proxyholder) the authority to attend the meeting and vote for you according to your instructions.

Roy Gori, President and Chief Executive Officer or, in his place, Donald R. Lindsay, Chair of the Board (with full power of substitution) have agreed to act as Manulife proxyholders to vote your shares at the meeting according to your instructions. If you do not name a different proxyholder when you complete your form, you are authorizing Mr. Gori or Mr. Lindsay to act as your proxyholder to vote for you at the meeting according to your instructions.

About confidentiality and voting results

Our transfer agent independently counts and tabulates the votes to maintain confidentiality. A proxy form or voting instruction form is only referred to us if it’s clear that a shareholder wants to communicate with the board or management, the validity of the form is in question, or the law requires it.

After the meeting the voting results will be posted on manulife.com, on SEDAR+ (sedarplus.ca), and on EDGAR (sec.gov/edgar). Voting results from past meetings are also available.

If you do not indicate on the form how you want to vote your shares, Mr. Gori or Mr. Lindsay will vote:

•	FOR the election of each of the nominated directors in this circular
•	FOR the appointment of Ernst & Young LLP as auditors
•	FOR the advisory vote on our approach to executive compensation

You can also appoint someone else to be your proxyholder – that individual does not need to be a Manulife shareholder. To do so, print the person’s name in the blank space on the proxy form or voting instruction form, sign and return the form in the envelope provided but do not fill in your voting instructions because your proxyholder will vote during the meeting (check the form for the deadline for submitting it, and make sure you allow enough time for the envelope to be delivered), or go to the website indicated on the proxy form or voting instruction form and follow the instructions. Once your intermediary receives your instructions your proxyholder needs to either attend the meeting in person (please have your proxyholder bring photo ID to the meeting) or get a control number to attend the meeting online by contacting TSX Trust by no later than 5 p.m. (Eastern time) on May 7, 2024. They can do this in one of two ways:

• call 1-866-751-6315 (within North America) or 416-682-3860 (outside of North America), or

• go online at www.tsxtrust.com/control-number-request.

If there are amendments to the items to be voted on or any other matters that are properly brought before the meeting or any adjournment, your proxyholder can vote your shares as they see fit.

Questions? Call the transfer agent in your region if you have any questions or to ask for a new proxy form (see page 5 for details).

2024 Management information circular	11

What the meeting will cover

The meeting will cover four items of business.

1. Financial statements (see manulife.com)

Our 2023 consolidated financial statements and the auditors’ reports on those financial statements will be presented at the meeting. You can find a copy in our 2023 annual report on manulife.com.

2. Electing directors (see page 15)

You will elect 14 directors to serve on our board until either the end of next year’s annual meeting of shareholders, or earlier if they leave the board. All nominated directors were elected at our 2023 meeting, except Michael Durland and Don Kanak, who were appointed to the board in March 2024, and Anna Manning and John Wong, who are new director nominees. You can read about the nominated directors beginning on page 15. The board recommends that you vote FOR the election of each nominated director.

3. Appointing the auditors

Ernst & Young LLP (Ernst & Young) (or a predecessor) have acted as external auditors to Manulife or an entity within the Manulife group of entities since 1905. The audit committee has recommended that the board re-appoint them as our external auditors for fiscal 2024 to serve until the end of our next annual meeting. We have initiated a tendering process for the external audit engagement now that the adoption of IFRS 17 (Insurance Contracts) (IFRS 17) and first annual audit cycle is complete. Given the complexities associated with IFRS 17, the audit committee did not think it would be prudent to initiate a tendering process before completion of the first annual audit cycle.

We maintain independence from the external auditors through audit committee oversight, adherence to rigorous regulatory independence requirements in Canada and the United States, including rotation of the lead audit partner at least every five years, a robust pre-approval policy and limits on non-audit services, and Ernst & Young’s own internal independence safeguards. The audit committee also conducts a formal review of the external auditors every year and a more comprehensive review every five years. The next comprehensive review is scheduled for 2024.

The table on the next page lists the services Ernst & Young provided to Manulife and its subsidiaries in the last two fiscal years and the fees they charged each year.

12	Manulife Financial Corporation

About the Meeting

(in millions)	2023	2022

Audit fees	$51.4	$44.5
Includes the audit of our financial statements as well as the financial statements of our subsidiaries, segregated funds, audits of statutory filings, prospectus services, report on internal controls, reviews of quarterly reports and regulatory filings

Audit-related fees	$4.0	$3.6
Includes consultation concerning financial accounting and reporting standards not classified as audit, due diligence in connection with proposed or consummated transactions and assurance services to report on internal controls for third parties

Tax fees	$0.4	$0.1
Includes tax compliance, tax planning and tax advice services

All other fees	$0.2	$0.2
Includes other advisory services

Total	$56.0	$48.4

Note: Total fees above exclude fees of $13.1 million in 2023 and $10.5 million in 2022 for professional services provided by Ernst & Young to certain investment funds managed by subsidiaries of Manulife. For certain funds, these fees are paid directly by the funds. For other funds, in addition to other administrative costs, the subsidiaries are responsible for the auditor’s fees for professional services, in return for a fixed administration fee. Audit fees above also include one-time fees for special projects related to the implementation of IFRS 17 and 9 of $12.8 million for 2023 and $10.9 million for 2022.

Audit committee review

The audit committee conducts a formal review of the external auditors every year, and a more comprehensive review every five years. These reviews are based on guidelines set by the Chartered Professional Accountants of Canada (CPA Canada) and the Canadian Public Accountability Board (CPAB) to assist the audit committee in their oversight duties.

A comprehensive review was conducted in 2019, covering the five-year period ended December 31, 2018. The 2023 review included an evaluation of the engagement partner and team, their independence, objectivity and professional skepticism, and the quality of communication and audit work performed.

We will be completing a tendering process for the external audit engagement in 2024 which will be overseen by the audit committee and include a thorough, competitive, and transparent assessment of proposals from bidding audit firms. The board, considering advice from the audit committee, will select the external auditor, and shareholders will have the opportunity to approve the appointment at the 2025 annual meeting.

Our auditor independence policy requires the audit committee to pre-approve all audit and permitted non-audit services (including the fees and conditions) the external auditor provides.

If a new service is proposed during the year that is outside the pre-approved categories or budget, it must be pre-approved by the audit committee, or by a member that the committee has appointed to act on its behalf.

The board recommends that you vote FOR the appointment of Ernst & Young as auditors.

2024 Management information circular	13

4. Having a say on executive pay (see page 41)

The board believes that executive compensation programs must be sound, fair and competitive with the market and support our strategy and progress.

The board recognizes the increased scrutiny of executive compensation generally and believes that shareholders should have the opportunity to fully understand our compensation objectives, philosophy and principles, and have a say on our approach to executive compensation.

As a result, we’re asking you to vote on the following resolution:

Resolved, on an advisory basis and not to diminish the role and responsibilities of the board of directors, that the shareholders accept the approach to executive compensation disclosed in the management information circular delivered in advance of the 2024 annual meeting of common shareholders of Manulife Financial Corporation.

This is an advisory vote, so the results are not binding. The board will, however, take the results into account, together with feedback received from other shareholder engagement activities, when making decisions about compensation policies, procedures and executive pay in the future.

If a significant number of shareholders oppose the resolution, the board will engage with shareholders (especially those who are known to have voted against it) to understand their concerns and will continue to review our approach to executive compensation in the context of those concerns.

Last year shareholders voted 77.43% in favour of our approach to executive compensation. We discuss our executive compensation program for 2023 and our response to the 2023 executive compensation vote results, including our engagement with shareholders, in detail starting on page 42. Through this engagement, the board has solicited feedback to understand concerns with our executive compensation program and has reviewed our approach to executive compensation in the context of those concerns. This disclosure has been approved by the board on the recommendation of the management resources and compensation committee.

The board recommends that you vote FOR our approach to executive compensation.

We encourage any shareholders who are thinking of voting against the resolution to contact the board to discuss their specific issues or concerns (see page 124 for details about how to contact the board and page 133 for details about our shareholder engagement activities).

About shareholder proposals and proxy access

Shareholder proposals

We must receive shareholder proposals or nominations under our proxy access policy for our 2025 annual meeting by 5 p.m. (Eastern time) on December 13, 2024 to consider including them in next year’s management information circular. Shareholder proposal submissions must be in writing and meet the requirements of the Insurance Companies Act (Canada). See page 134 for more information on our proxy access policy.

Send your proposal or nomination notice to:

Corporate Secretary

Manulife Financial Corporation

200 Bloor Street East

Toronto, Ontario M4W 1E5

Canada

email: corporate_governance@manulife.com

14	Manulife Financial Corporation

About the directors

Read about the nominated directors before you vote your shares.

This year, 14 people have been nominated for election to the board for a one-year term. All nominated directors were elected at our 2023 meeting, except Michael Durland and Don Kanak, who were appointed to the board in March 2024, and Anna Manning and John Wong, who are new director nominees. Tsun-yan Hsieh and Andrea Rosen have served their full terms and are not standing for re-election.

This group of directors has the mix of skills, experience and qualifications necessary for proper oversight and effective decision-making in the context of a complex, publicly traded organization.

Appropriate size	Independent

14	All
directors is within an appropriate range for healthy debate and effective decision-making	directors are independent, except the CEO, and all board committee members are independent

Qualified and financially literate	Attendance

All	99%

directors bring a mix of the competencies and experience necessary for effective oversight, and all are financially literate	is the average overall attendance for director nominees who served on the board in 2023

Diverse

7	3

of the nominated independent directors (54%) are women	of the nominated independent directors (23%) have self-identified as members of a visible minority as defined in the Employment Equity Act (Canada)

Tenure	Age

4.3	63

years is the average tenure of the nominated independent directors	is the average age of the nominated directors

The board has a 12-year term limit. The Chair of the Board can serve a term of five years, regardless of the number of years served as a director.

Where to find it

Key things about the board	16	2023 board committee reports	32
Director profiles	18	How we pay our directors	37

2024 Management information circular	15

Key things about the board

Diversity

Our board recognizes the importance of diversity and is committed to fostering diversity at all levels of the organization. The board has a long history of promoting diversity and believes that having highly qualified directors from diverse backgrounds brings different perspectives and experiences to the boardroom, generating healthy discussion and debate and more effective decision-making.

Seven of the nominated independent directors (54%) are women.

Three of the nominated independent directors (23%) have self-identified as members of a visible minority as defined in the Employment Equity Act (Canada).

The board introduced its first female Chair of the Board in 2008, achieved gender parity in 2022, and has had at least three directors who self-identified as members of a visible minority since the 2022 annual meeting.

The board recruited four new directors in 2023, all of whom are accomplished executives and possess skills and experience critical to Manulife’s strategic priorities. Diversity is an important consideration in board succession, and you can read more about the board’s approach to diversity and its recruiting efforts on page 137.

Oversight

Our board continued to provide effective oversight and guidance to management this year through regular interactions, including:

•	board and committee meetings, meetings with management, written updates and informal communications, and update calls in months that did not have a regularly scheduled meeting
•	meetings with regulators, investors and industry organizations to better understand evolving operational environment and stakeholder expectations
•	board focus groups for taking deep dives on key topics
•

maintaining a hybrid board and committee meeting format with both in-person and virtual meetings to balance the importance of in-person interactions and the flexibility of virtual meetings given the global nature of the board to achieve optimal participation from all directors and to help attract talented directors from across the globe.

2023 priorities included:

•

board succession following the appointment of Don Lindsay as Chair of the Board in February 2023 with the recruitment of four new directors with skills and experience critical to Manulife’s strategic priorities following a review of the characteristics, experience and expertise necessary for prospective directors

•	reviewing board committee membership in light of the Chair of the Board succession process, implementing changes to reflect changing circumstances while maintaining effective oversight.

16	Manulife Financial Corporation

About the Directors

Majority voting

Shareholders can vote for, or withhold their vote from, each director. Directors who receive more withhold than for votes must submit their resignation.

The corporate governance and nominating committee will review the details surrounding the resignation and report to the board. The board will accept the resignation unless there are exceptional circumstances. The board will decide whether to accept the resignation within 90 days of the meeting and a news release will be issued disclosing the resignation or the reasons why the resignation was not accepted. The director will not participate in these deliberations. The resignation will be effective when it is accepted by the board.

This policy applies only in uncontested elections, where the number of nominated directors is the same as the number of directors to be elected.

Attendance

Quorum for board meetings is a majority of the directors and directors are expected to attend all meetings of the board and their respective committees.

Attendance for the nominated directors at board and committee meetings held in 2023 is set out in the director profiles starting on page 18. The average overall attendance of director nominees who served on the board in 2023 was 99%.

Equity ownership

The director profiles that follow include the value of each director’s equity ownership. We calculated the value of equity ownership by multiplying the number of their common shares and deferred share units (DSUs) by $32.21, the closing price of our common shares on the TSX on February 29, 2024.

Directors receive a minimum of US$127,500 (approximately 55%) of the annual board retainer in equity, and the director equity ownership requirement is six times the mandatory equity portion of the annual board retainer.

We require all directors except Mr. Gori to own common shares, preferred shares and/or DSUs with a total market value of at least six times the mandatory equity portion of the annual board retainer. Mr. Gori has separate equity ownership requirements as President and CEO, which he meets (see page 116).

Directors are expected to meet their equity ownership requirements within six years of joining the board. The minimum equity ownership as of February 29, 2024 was $1,038,105 (US$765,000, using the Bank of Canada daily exchange rate of US$1.00 = $1.3570). Fluctuations in foreign exchange rates will cause variances in the minimum ownership requirements. All directors have either met the director equity ownership requirement or are on track to meet the requirement by their sixth anniversary of joining the board.

2024 Management information circular	17

Director profiles

Donald R. Lindsay (Chair) Vancouver, BC, Canada/Age 65/Independent

Key competencies and experience
• Finance/Accounting • Risk management • Talent management/Executive compensation • Technology/Operations	• Asia experience • Public company executive/Director • Environmental/Climate/Social

Mr. Lindsay’s international business experience, including over 17 years as CEO of a public company and nearly two decades of experience in senior executive roles in investment and corporate banking and global financial services, qualify him to serve as the Chair of the Board and chair of the corporate governance and nominating committee. Mr. Lindsay also has extensive environment, social and governance (ESG) experience which will be valuable as Manulife seeks to implement its Impact Agenda and drive sustained social and environmental impact through our business and our interactions with customers, communities and the environments in which we operate.

Mr. Lindsay was previously President and CEO of Teck Resources Limited, Canada’s largest diversified mining, mineral processing and metallurgical company, a position he held since 2005 where he led Teck to achieve top rankings from ESG rating agencies such as S&P Global, MSCI and ISS ESG. His experience also includes almost two decades with CIBC World Markets Inc., where he ultimately served as President after periods as Head of Investment and Corporate Banking and Head of the Asia Pacific Region.

Mr. Lindsay currently serves on the Board of Directors of Alpine Canada, York House School, and is an Honorary Governor of the Royal Ontario Museum. He was Chair of the International Council on Mining and Metals, Chair of the Board of Governors for Mining and Metals at the World Economic Forum, and Chair of the Business Council of Canada. He is a recent recipient of the Canadian Business Leader Lifetime Achievement Award from The Canadian Chamber of Commerce, which will be presented on June 13, 2024.

Mr. Lindsay earned a Bachelor of Science in Mining Engineering from Queen’s University and holds an MBA from Harvard Business School, and has been the recipient of an Honorary Doctor of Laws from the University of Windsor and Honorary Doctorate of Technology from the British Columbia Institute of Technology.

2023 meeting attendance

			Director since August 2010 Term limit: 2028 2023 votes for: 95.68% Public company boards (last five years) • Teck Resources Limited, 2005-2022
Board	9 of 9	100%
Board committees
• Audit	5 of 5	100%
• Corporate governance and nominating (chair)	3 of 3	100%
• Management resources and compensation	6 of 6	100%
• Risk	5 of 5	100%
Total	28 of 28	100%

On February 15, 2023, Don Lindsay became Chair of the Board, joined the corporate governance and nominating committee, also becoming committee chair, and resigned from the management resources and compensation committee and the risk committee. On June 1, 2024, Mr. Lindsay will resign as chair of the corporate governance and nominating committee. As Chair of the Board, Mr. Lindsay is not a member of the audit, management resources and compensation or risk committees but attends at the invitation of each committee chair.

Equity ownership (as at February 29, 2024 and February 28, 2023)

Year	Common shares	DSUs	Total common shares and DSUs	Total value	Total value as a multiple of equity ownership guideline

2024	120,000	136,680	256,680	$8,267,633	8.0x

2023	20,000	108,672	128,672	$3,471,571	3.3x

Change	100,000	28,008	128,008	$4,796,092

		See page 37 for information about equity ownership

18	Manulife Financial Corporation

About the Directors

Nicole S. Arnaboldi Greenwich, CT, U.S.A./Age 65/Independent

Key competencies and experience
• Finance/Accounting	• Asia experience
• Insurance/Reinsurance/Investment management	• Government relations/Public policy/Regulatory
• Risk management	• Public company executive/Director
• Talent management/Executive compensation	• Environmental/Climate/Social

Ms. Arnaboldi’s extensive experience at a major financial institution, specifically in the asset management field, qualifies her to serve on our board, as a member of the risk committee and as chair of the management resources and compensation committee.

Nicole Arnaboldi is a partner at Oak Hill Capital Management, a private equity firm. She is a former senior executive at Credit Suisse, a global financial services company, and its predecessor Donaldson, Lufkin and Jenrette Securities Corporation, holding a number of senior roles in their wealth and asset management businesses, including Senior Advisor, and prior to that, Vice Chairman, Credit Suisse Asset Management.

Ms. Arnaboldi is a member of the boards of Commonfund and Merit Hill Capital (non-public companies). She also serves on various Harvard University advisory boards, including for HarvardX and Harvard Law School.

Ms. Arnaboldi holds a Bachelor of Arts from Harvard College, and a JD and an MBA from Harvard University.

2023 meeting attendance

			Director since June 2020 Term limit: 2033 2023 votes for: 98.21% Public company boards (last five years) • NextEra Energy, Inc., 2022-present
Board	9 of 9	100%
Board committees
• Audit	1 of 1	100%
• Corporate governance and nominating	1 of 1	100%
• Management resources and compensation (chair)	4 of 4	100%
• Risk	4 of 4	100%
Total	19 of 19	100%

On February 15, 2023, Nicole Arnaboldi joined the management resources and compensation committee and became committee chair, joined the risk committee, and resigned from the corporate governance and nominating committee and audit committee.

Equity ownership (as at February 29, 2024 and February 28, 2023)

Year	Common shares	DSUs	Total common shares and DSUs	Total value	Total value as a multiple of equity ownership guideline
2024	6,500	46,982	53,482	$1,722,655	1.7x
2023	6,500	31,157	37,657	$1,015,986	0.98x
Change	0	15,825	15,825	$706,669

		See page 37 for information about equity ownership

2024 Management information circular	19

Guy L.T. Bainbridge Edinburgh, Midlothian, United Kingdom/Age 63/Independent

Key competencies and experience
• Finance/Accounting	• Asia experience
• Insurance/Reinsurance/Investment management	• Government relations/Public policy/Regulatory
• Risk management	• Public company executive/Director
Mr. Bainbridge’s extensive financial and audit experience qualifies him to serve on our board, as a member of the corporate governance and nominating committee and as chair of the audit committee.

Guy Bainbridge is a former partner with KPMG LLP. He has acted as the key audit leader of several of the UK and world’s largest financial institutions and served on KPMG’s UK and Europe boards.

Mr. Bainbridge also serves as the audit committee chair of each of Yorkshire Building Society and ICE Clear Europe Limited (non-public companies).

Mr. Bainbridge is a member of the Institute of Chartered Accountants in England and Wales and holds a Master of Arts from the University of Cambridge.

2023 meeting attendance

			Director since August 2019 Term limit: 2032 2023 votes for: 97.33% Public company boards (last five years) • None
Board	9 of 9	100%
Board committees
• Audit (chair)	6 of 6	100%
• Corporate governance and nominating	4 of 4	100%
Total	19 of 19	100%

Equity ownership (as at February 29, 2024 and February 28, 2023)

Year	Common shares	DSUs	Total common shares and DSUs	Total value	Total value as a multiple of equity ownership guideline
2024	0	32,111	32,111	$1,034,295	0.99x
2023	0	23,970	23,970	$646,711	0.6x
Change	0	8,141	8,141	$387,585
Mr. Bainbridge joined the board on August 7, 2019. Under the director equity ownership requirements, he is expected to meet the equity ownership requirements within six years of joining the board.

		See page 37 for information about equity ownership

20	Manulife Financial Corporation

About the Directors

Susan F. Dabarno Bracebridge, ON, Canada/Age 71/Independent

Key competencies and experience
• Finance/Accounting	• Government relations/Public policy/Regulatory
• Insurance/Reinsurance/Investment management	• Public company executive/Director
• Talent management/Executive compensation	• Digital transformation/Sales/Marketing
• Technology/Operations	• Environmental/Climate/Social
• Asia experience

Ms. Dabarno brings extensive global wealth management and financial services experience to the board, and her roles in various executive capacities and accounting background qualify her to serve on our board and as a member of the risk committee and the management resources and compensation committee.

Susan Dabarno has been a corporate director since 2011. She has extensive wealth management and distribution expertise and served from 2009 to 2010 as Executive Chair, and from 2003 to 2009 as President and Chief Executive Officer, of Richardson Partners Financial Limited, an independent wealth management services firm. Before joining Richardson Partners Financial Limited, Ms. Dabarno was President and Chief Operating Officer at Merrill Lynch Canada Inc.

She is a former director of the Toronto Waterfront Revitalization Corporation (government funded organization) and Bridgepoint Health Foundation (not-for-profit).

Ms. Dabarno is a Fellow of Chartered Professional Accountants (FCPA) and holds a Class II Diploma from McGill University.

2023 meeting attendance

			Director since March 2013 Term limit: 2025 2023 votes for: 98.01% Public company boards (last five years) • Cenovus Energy Inc., 2017-2021
Board	9 of 9	100%
Board committees
• Management resources and compensation	6 of 6	100%
• Risk	5 of 5	100%
Total	20 of 20	100%

Equity ownership (as at February 29, 2024 and February 28, 2023)

Year	Common shares	DSUs	Total common shares and DSUs	Total value	Total value as a multiple of equity ownership guideline
2024	45,250	42,663	87,913	$2,831,678	2.7x
2023	45,250	33,952	79,202	$2,136,870	2.1x
Change	0	8,711	8,711	$694,808

		See page 37 for information about equity ownership

2024 Management information circular	21

Julie E. Dickson Ottawa, ON, Canada/Age 66/Independent

Key competencies and experience
• Finance/Accounting	• Government relations/Public policy/Regulatory
• Insurance/Reinsurance/Investment management	• Public company executive/Director
• Risk management
Ms. Dickson’s extensive financial, risk and regulatory experience qualifies her to serve on our board and as a member of the audit committee and the corporate governance and nominating committee.

Julie Dickson is a former Superintendent of Financial Institutions, Canada, Canada’s main financial services regulator. She currently serves on the Canadian Public Accountability Board, and the board of the Dubai Financial Services Authority.

Ms. Dickson is an Officer of the Order of Canada and holds a Bachelor of Arts from the University of New Brunswick and a Master of Economics from Queen’s University.

2023 meeting attendance

			Director since August 2019 Term limit: 2032 2023 votes for: 98.61% Public company boards (last five years) • None
Board	9 of 9	100%
Board committees
• Management resources and compensation	6 of 6	100%
• Risk	5 of 5	100%
Total	20 of 20	100%

On March 5, 2024, Julie Dickson joined the corporate governance and nominating committee and audit committee, and resigned from the management resources and compensation committee and the risk committee.

Equity ownership (as at February 29, 2024 and February 28, 2023)

Year	Common shares	DSUs	Total common shares and DSUs	Total value	Total value as a multiple of equity ownership guideline
2024	0	59,172	59,172	$1,905,930	1.8x
2023	0	44,420	44,420	$1,198,452	1.2x
Change	0	14,752	14,752	$707,479

		See page 37 for information about equity ownership

22	Manulife Financial Corporation

About the Directors

J. Michael Durland Toronto, ON, Canada/Age 59/Independent

Key competencies and experience
• Finance/Accounting	• Asia experience
• Risk management	• Government relations/Public policy/Regulatory
• Talent management/Executive compensation	• Public company executive/Director
• Technology/Operations

Mr. Durland’s strong financial background and extensive international experience at a major financial institution qualifies him to serve on our board and as a member of the audit committee and the corporate governance and nominating committee.

Michael Durland is a former senior executive at The Bank of Nova Scotia, holding a number of senior roles in their capital markets division, including Group Head and CEO, Global Banking and Markets. He is currently the Chief Executive Officer of Melancthon Capital Corporation, a private company primarily focused on the provision of capital and advisory services to emerging Canadian companies. He brings a sophisticated risk taking and risk structuring capability set to the board, along with international business experience.

Mr. Durland is the Chancellor of Saint Mary’s University. He is a member of the board of the True Patriot Love Foundation (not-for-profit organization), as well as the boards of Receptiviti Inc. and LifeRaft Inc., and the former Chair of Truleaf Sustainable Agriculture (non-public companies). He is a Distinguished Fellow at the Munk School of Global Affairs and Public Policy at the University of Toronto and a former a member of the Board of the Dalhousie Medical Research Foundation, the Business Strategy Committee of the Global Risk Institute and the Advisory Boards of the Centre for Social Impact at Queen’s University and the Master of Management Analytics Program at Queen’s University.

Mr. Durland holds a Bachelor of Commerce from Saint Mary’s University and a Ph.D. in Management from Queen’s University.

2023 meeting attendance

Director since March 2024 Term limit: 2036 Public company boards (last five years) • None
Board	N/A	N/A
Board committees
• Audit	N/A	N/A
• Corporate governance and nominating	N/A	N/A

Equity ownership (as at February 29, 2024)

Year	Common shares	DSUs	Total common shares and DSUs	Total value	Total value as a multiple of equity ownership guideline
2024	0	0	0	$0	N/A
Mr. Durland joined the board on March 5, 2024. Under the director equity ownership requirements, he is expected to meet the equity ownership requirements within six years of joining the board.

		See page 37 for information about equity ownership

2024 Management information circular	23

Roy Gori (President and Chief Executive Officer) Toronto, ON, Canada/Age 54/Not independent (management)

Key competencies and experience
• Finance/Accounting	• Asia experience
• Insurance/Reinsurance/Investment management	• Government relations/Public policy/Regulatory
• Risk management	• Public company executive/Director
• Talent management/Executive compensation	• Digital transformation/Sales/Marketing
• Technology/Operations	• Environmental/Climate/Social

Roy Gori is the President and Chief Executive Officer of Manulife, Canada’s largest insurance company, and one of the largest insurance and asset management companies in the world. Appointed in 2017, Mr. Gori’s tenure as CEO has been marked by the introduction of a clear strategy and values that build on Manulife’s strong foundations to include sharper focus on the customer and a shift to digital innovation, in line with the company’s mission to make customers’ decisions easier, and lives better.

As a lifelong advocate for health and wellness, Mr. Gori passionately believes in Manulife’s commitment to helping customers live better, healthier lives through its leadership in behavioural insurance, award-winning products like Manulife Vitality and Manulife MOVE, and through a wide range of investment solutions to help customers achieve their financial goals.

Mr. Gori joined Manulife as President and Chief Executive Officer for Asia in 2015. In that role, he was responsible for operations in 12 markets across Asia, driving Manulife’s rapidly growing business in the region. Mr. Gori started his career at Citibank in 1989, where he held progressively senior roles and was finally responsible for the company’s Asia Pacific retail business, which included its insurance and wealth management business.

Mr. Gori holds a Bachelor of Economics and Finance from The University of New South Wales, and an MBA from the University of Technology, Sydney. He is a member and on the Board of Directors of the Business Council of Canada, and is a member of the U.S. Business Council, the Geneva Association, and the Mayor of Shanghai’s International Business Leaders’ Advisory Council. A native Australian, Mr. Gori has worked and lived in Sydney, Singapore, Thailand, and Hong Kong, and is now based in Toronto.

Director since October 2017 Term limit: applies to independent directors only 2023 votes for: 99.21% Public company boards (last five years) • None

2023 meeting attendance

Board	9 of 9	100%

Board committees
Mr. Gori is not a member of any of the board committees but attends at the invitation of the Chair of the Board and/or committee chair
Total	9 of 9	100%

Equity ownership

As CEO, Mr. Gori has separate equity ownership requirements, which he meets.

You can read more about this on page 116.

24	Manulife Financial Corporation

About the Directors

Donald P. Kanak Bellevue, WA, U.S.A./Age 71/Independent

Key competencies and experience
• Finance/Accounting • Insurance/Reinsurance/Investment management • Risk management • Talent management/Executive compensation • Technology/Operations	• Asia experience • Government relations/Public policy/Regulatory • Public company executive/Director • Digital transformation/Sales/Marketing • Environmental/Climate/Social

Mr. Kanak’s extensive experience at a major insurer and asset manager, specifically in Asian markets, where he lived and worked for over 35 years, qualifies him to serve on our board and as a member of the management resources and compensation committee and the risk committee.

Don Kanak is a former senior executive with deep insurance experience in Asia. Most recently, he held several roles with Prudential Holdings Ltd. (part of Prudential plc). He ultimately served as Chairman, Insurance Growth Markets and Chairman, Prudence Foundation, and, prior to that, Chairman, Eastspring Investments and Chairman of Prudential Corporation Asia. He served in senior executive positions at American International Group (AIG) for over 14 years before joining Prudential Holdings Ltd.

Mr. Kanak has been a Senior Fellow of The Program in International Financial Systems (PIFS) since 2007 and a director since 2017. His research has focused on climate change policy, including solutions for reducing deforestation and degradation of natural forests and financial frameworks for achieving climate objectives. He previously served as a trustee of the Worldwide Fund for Nature (WWF)-Hong Kong, Chairman and executive board member of the EU-ASEAN Business Council and a member of the board of the Hong Kong Financial Services Development Council (non-public entities).

Mr. Kanak holds a Bachelor of Arts from the University of North Carolina, a JD from Harvard Law School, and a MLitt from Oxford University in management studies.

2023 meeting attendance

Director since March 2024 Term limit: 2036 Public company boards (last five years) • None
Board	N/A	N/A
Board committees
• Management resources and compensation	N/A	N/A
• Risk	N/A	N/A

Equity ownership (as at February 29, 2024)

Year	Common shares	DSUs	Total common shares and DSUs	Total value	Total value as a multiple of equity ownership guideline
2024	0	0	0	$0	N/A
Mr. Kanak joined the board on March 5, 2024. Under the director equity ownership requirements, he is expected to meet the equity ownership requirements within six years of joining the board.
		See page 37 for information about equity ownership

2024 Management information circular	25

Vanessa Kanu Ottawa, ON, Canada/Age 46/Independent

Key competencies and experience
• Finance/Accounting	• Asia experience
• Risk management	• Public company executive/Director
• Talent management/Executive compensation	• Digital transformation/Sales/Marketing
• Technology/Operations	• Environmental/Climate/Social

Ms. Kanu’s expertise in public company finance and her extensive leadership experience qualify her to serve on our board and as a member of the audit committee and the corporate governance and nominating committee.

Vanessa Kanu is a seasoned finance professional with over 25 years of extensive business experience in multi-billion-dollar organizations. Having held progressively senior roles throughout her career, Ms. Kanu most recently served as global CFO at TELUS International. Prior to TELUS International, she served in various senior leadership roles at Mitel Networks Corporation, including as Chief Financial Officer. Prior to Mitel, she was at PricewaterhouseCoopers.

Ms. Kanu currently serves as a member of the Board of Directors of Thorn, a not-for-profit organization with a mission to eliminate child sexual abuse materials from the internet. She has previously served as a member of the board of the Ottawa Hospital Foundation.

Ms. Kanu is a Chartered Accountant in Canada (CICA), a Certified Public Accountant in the United States (Illinois), and a member of the Institute of Chartered Accountants of England and Wales (ICAEW). She holds a Bachelor of Science degree in International and Financial Economics (with First Class Honours) from the University of Hull, in the United Kingdom.

2023 meeting attendance

			Director since February 2022 Term limit: 2034 2023 votes for: 98.23% Public company boards (last five years) • None
Board	8 of 9	89%
Board committees
• Audit	6 of 6	100%
• Corporate governance and nominating	4 of 4	100%
Total	18 of 19	95%

Equity ownership (as at February 29, 2024 and February 28, 2023)

Year	Common shares	DSUs	Total common shares and DSUs	Total value	Total value as a multiple of equity ownership guideline
2024	0	12,044	12,044	$387,937	0.4x
2023	0	4,988	4,988	$134,576	0.1x
Change	0	7,056	7,056	$253,361
Ms. Kanu joined the board on February 28, 2022. Under the director equity ownership requirements, she is expected to meet the equity ownership requirements within six years of joining the board.

		See page 37 for information about equity ownership

26	Manulife Financial Corporation

About the Directors

Anna Manning Toronto, ON, Canada/Age 65/Independent

Key competencies and experience
• Finance/Accounting	• Asia experience
• Insurance/Reinsurance/Investment management	• Government relations/Public policy/Regulatory
• Risk management	• Public company executive/Director
• Talent management/Executive compensation	• Environmental/Climate/Social
• Technology/Operations

Ms. Manning’s experience leading a major health and life reinsurance institution qualifies her to serve on our board and as a member of the management resources and compensation committee and the risk committee.

Anna Manning is the former President and Chief Executive Officer of Reinsurance Group of America, Incorporated (RGA), a global reinsurance company to focus exclusively on life and health solutions. Prior to joining RGA, she spent 19 years with the Toronto office of Towers Perrin’s Tillinghast insurance consulting service, providing consulting services to the insurance industry on mergers and acquisitions, value-added performance measurement, product development, and financial reporting.

Ms. Manning is a Fellow of the Society of Actuaries and the Canadian Institute of Actuaries and holds a B.Sc. in Actuarial Science from the University of Toronto.

2023 meeting attendance

Not currently a director Term limit: 2037 Public company boards (last five years) • Reinsurance Group of America, Incorporated, 2016-2023
Board	N/A	N/A
Board committees
• Management resources and compensation	N/A	N/A
• Risk	N/A	N/A

Equity ownership (as at February 29, 2024)

Year	Common shares	DSUs	Total common shares and DSUs	Total value	Total value as a multiple of equity ownership guideline
2024	7,715	0	7,715	$248,500	0.2x

Ms. Manning will join the board in May 2024 following successful election at the meeting. Under the director equity ownership requirements, she will be expected to meet the equity ownership requirements within six years of joining the board.

		See page 37 for information about equity ownership

2024 Management information circular	27

C. James Prieur Chicago, IL, U.S.A./Age 72/Independent

Key competencies and experience
• Finance/Accounting • Insurance/Reinsurance/Investment management • Risk management • Talent management/Executive compensation • Technology/Operations	• Asia experience • Government relations/Public policy/Regulatory • Public company executive/Director • Digital transformation/Sales/Marketing • Environmental/Climate/Social

Mr. Prieur’s strong financial background and his wealth of senior executive experience in the insurance business in Canada, the U.S. and globally qualify him to serve on our board, as a member of the management resources and compensation committee and as chair of the risk committee.

James Prieur has been a corporate director since 2011 and, prior to that time, Mr. Prieur served as Chief Executive Officer and director of CNO Financial Group, Inc. from 2006 until his retirement in 2011. CNO Financial Group is a life insurance holding company focused on the senior middle income market in the U.S. Prior to joining CNO Financial Group, Mr. Prieur was President and Chief Operating Officer of Sun Life Financial, Inc. from 1999 to 2006 where he had previously led operations in Asia, Canada, U.S., and the UK.

He is a member of the President’s Circle of the Chicago Council on Global Affairs, a not-for-profit organization.

Mr. Prieur is a Chartered Financial Analyst and holds an MBA from the Richard Ivey School at Western University and a Bachelor of Arts from the Royal Military College of Canada.

2023 meeting attendance

			Director since January 2013 Term limit: 2025 2023 votes for: 97.91% Public company boards (last five years) • Ambac Financial Group, Inc., 2016-2023
Board	9 of 9	100%
Board committees
• Management resources and compensation	6 of 6	100%
• Risk (chair)	5 of 5	100%
Total	20 of 20	100%

Equity ownership (as at February 29, 2024 and February 28, 2023)

Year	Common shares	DSUs	Total common shares and DSUs	Total value	Total value as a multiple of equity ownership guideline
2024	200,000	172,491	372,491	$11,997,935	11.6x
2023	200,000	149,604	349,604	$9,432,316	9.1x
Change	0	22,887	22,887	$2,565,619

		See page 37 for information about equity ownership

28	Manulife Financial Corporation

About the Directors

May Tan Hong Kong/Age 68/Independent

Key competencies and experience
• Finance/Accounting • Insurance/Reinsurance/Investment management • Risk management • Talent management/Executive compensation	• Asia experience • Public company executive/Director • Environmental/Climate/Social

Ms. Tan’s extensive leadership experience in financial services and her deep knowledge of the industry in Asia qualify her to serve on our board and as a member of the audit committee and the corporate governance and nominating committee.

May Tan is a senior financial services executive who has held a number of senior roles at Standard Chartered Bank, including the position of Chief Executive Officer, Standard Chartered Bank (Hong Kong). She has over 30 years of experience in corporate finance, banking, and capital markets in Asia. She holds the Fellow Chartered Accountant designation from the Institute of Chartered Accountants in England and Wales and the Certified Public Accountant (Fellow) designation from the Hong Kong Institute of Certified Public Accountants.

Ms. Tan is a director on the following non-public boards: Anticimex New TopHolding AB, MSIG Insurance (Hong Kong) Limited, Shanghai Guardian Limited and 701 Limited. Ms. Tan is also a council member of the Asian Corporate Governance Association.

Ms. Tan received a B.A. in Economics and Accounting from the University of Sheffield.

2023 meeting attendance

Director since

December 2021

Term limit:

2034

2023 votes for: 98.97%

Public company boards (last five years)

• CLP Holdings Limited 2018-present

• JP Morgan China Growth & Income PLC 2021-2024

• Link Management Limited/Link REIT
2013-2022

Board	8 of 9	89%
Board committees
• Audit	5 of 5	100%
• Corporate governance and nominating	3 of 3	100%
• Management resources and compensation	2 of 2	100%
• Risk	1 of 1	100%
Total	19 of 20	95%

On February 15, 2023, May Tan joined the corporate governance and nominating committee and audit committee, and resigned from the management resources and compensation committee and risk committee. On June 1, 2024, Ms. Tan will assume the role as chair of the corporate governance and nominating committee.

Equity ownership (as at February 29, 2024 and February 28, 2023)

Year	Common shares	DSUs	Total common shares and DSUs	Total value	Total value as a multiple of equity ownership guideline
2024	0	13,417	13,417	$432,162	0.4x
2023	0	6,287	6,287	$169,623	0.2x
Change	0	7,130	7,130	$262,538
Ms. Tan joined the board on December 1, 2021. Under the director equity ownership requirements, she is expected to meet the equity ownership requirements within six years of joining the board.

		See page 37 for information about equity ownership

2024 Management information circular	29

Leagh E. Turner Toronto, ON, Canada/Age 52/Independent

Key competencies and experience
• Finance/Accounting • Risk management • Talent management/Executive compensation • Technology/Operations • Asia experience	• Government relations/Public policy/Regulatory • Public company executive/Director • Digital transformation/Sales/Marketing • Environmental/Climate/Social

Ms. Turner’s extensive executive experience in the technology sector and leadership expertise leveraging people, process and technology to drive organizational transformation qualify her to serve on our board and as a member of the risk committee and the management resources and compensation committee.

Leagh Turner is a seasoned global executive in the technology sector currently holding the position of CEO for Coupa Software Inc., a business spend management software company. Previously, Ms. Turner was the Co-CEO of Ceridian HCM Holding Inc., a global human capital management software company. She also serves as a director of Plan International Canada. Ms. Turner is a strong advocate for the advancement of women in leadership and has been recognized twice on the WXN (Women’s Executive Network) Canada’s Top 100 Most Powerful Women list.

Ms. Turner holds a Bachelor of Arts from the University of Western Ontario.

2023 meeting attendance

			Director since November 2020 Term limit: 2033 2023 votes for: 98.37% Public company boards (last five years) • Ceridian HCM Holding Inc., 2022-2023
Board	9 of 9	100%
Board committees
• Management resources and compensation	6 of 6	100%
• Risk committee	5 of 5	100%
Total	20 of 20	100%

Equity ownership (as at February 29, 2024 and February 28, 2023)

Year	Common shares	DSUs	Total common shares and DSUs	Total value	Total value as a multiple of equity ownership guideline
2024	0	19,751	19,751	$636,180	0.6x
2023	0	12,279	12,279	$331,287	0.3x
Change	0	7,472	7,472	$304,892
Ms. Turner joined the board on November 10, 2020. Under the director equity ownership requirements, she is expected to meet the equity ownership requirements within six years of joining the board.

		See page 37 for information about equity ownership

30	Manulife Financial Corporation

About the Directors

John Wong Hong Kong/Age 68/Independent

Key competencies and experience
• Finance/Accounting	• Asia experience
• Risk management	• Government relations/Public policy/Regulatory
• Talent management/Executive compensation	• Environmental/Climate/Social

Mr. Wong’s extensive consulting experience in the Asian healthcare market qualifies him to serve on our board and as a member of the audit committee and the corporate governance and nominating committee.

John Wong is a former Senior Partner and the former Chairman of Greater China for Boston Consulting Group (BCG), where he currently serves as a Senior Advisor. He is a trusted consultant with almost 30 years of experience serving global clients in the Asian healthcare market and a deep expertise in building businesses in biopharmaceuticals, medical technology, and consumer health.

Mr. Wong holds an MBA from Harvard University, a Master of Science in Chemical Engineering from the Massachusetts Institute of Technology, and Bachelor of Science in Chemical Engineering from Imperial College London.

2023 meeting attendance

Not currently a director Term limit: 2037 Public company boards (last five years) • None
Board	N/A	N/A
Board committees
• Audit	N/A	N/A
• Corporate governance and nominating	N/A	N/A

Equity ownership (as at February 29, 2024)

Year	Common shares	DSUs	Total common shares and DSUs	Total value	Total value as a multiple of equity ownership guideline
2024	0	0	0	$0	N/A

Mr. Wong will join the board in May 2024 following successful election at the meeting. Under the director equity ownership requirements, he will be expected to meet the equity ownership requirements within six years of joining the board.

		See page 37 for information about equity ownership

2024 Management information circular	31

2023 board committee reports

Corporate governance and nominating committee

Membership as of December 31, 2023*: Don Lindsay – Chair Guy L.T. Bainbridge Tsun-yan Hsieh Vanessa Kanu Andrea S. Rosen May Tan

All members of the corporate governance and nominating committee are independent. The Chair of the Board is also a member and chairs the committee. All members of the corporate governance and nominating committee are also members of the audit committee, with the exception of Don Lindsay.

The committee met four times in 2023. It has approved this report and is satisfied that it has carried out all of the responsibilities required by the committee charter.

*

Michael Durland and Julie Dickson joined the committee on March 5, 2024. John Wong will join the committee following successful election at the meeting. Don Lindsay will resign as chair of the committee and May Tan will assume the role on June 1, 2024.

Key responsibilities	Key activities
Managing board renewal and succession, including identifying the necessary competencies, expertise, skills, background and personal qualities for potential candidates, identifying qualified candidates, maintaining an evergreen list of qualified candidates and reviewing committee membership

•  Oversaw the successful transition of the Chair of the Board.

•  Recruited four new directors with skills and experience critical to Manulife’s strategic priorities while maintaining gender parity and the focus on board diversity.

•  Continued oversight and focus on board succession and diversity strategy:

•  Reviewed the board’s diversity policy to confirm that it continues to reflect the board’s commitment to diversity.

•  Worked with an independent recruitment firm to develop a diverse slate of candidates that includes individuals from underrepresented groups such as visible minorities, Indigenous peoples, people with disabilities, and members of the LGBTQ+ community, in accordance with the board diversity policy.

•  Refreshed the characteristics, experience and expertise necessary for prospective directors.

•  Enhanced the company’s director skills matrix to reflect the importance of ESG and, in particular, climate related experience and expertise to the company’s strategic ambitions.

•  Reviewed committee membership in light of the Chair of the Board succession process and upcoming retirements, and recommended changes to reflect changing circumstances while maintaining effective oversight.

Developing effective corporate governance policies and procedures, including subsidiary governance and ESG issues

•  Continued to review and enhance governance policies and processes in light of peer practice and stakeholder expectations.

•  Oversaw the company’s ESG framework and strategy, including oversight of issues related to the company’s Impact Agenda, Climate Action Plan and Sustainability Report and related climate commitments, and received regular updates and monitored progress on related topics, including progress against the company’s commitments and stakeholder feedback.

•  Reviewed the details of, and compliance with, board and committee charters and mandates of board and committee chairs, directors and the CEO.

•  Considered all significant changes in director status and confirmed no adverse impact.

•  Monitored and received reports on corporate governance developments, assessing current practices against emerging best practices and other requirements, and enhancing practices where relevant.

•  Reviewed reports on subsidiary governance and the company’s subsidiary governance framework.

•  Reviewed reports on shareholder feedback.

32	Manulife Financial Corporation

About the Directors

Key responsibilities	Key activities
Developing and overseeing the processes for assessing board, committee, board chair, committee chair and individual director effectiveness, including director peer assessments

•  Engaged an independent consultant to help carry out the annual assessment process for the board, the chair of the board, the committees and chairs of each committee, including peer assessments.

•  Reviewed the director independence policy.

•  Reviewed and recommended that the board confirm the independence of the directors.

•  Assessed the board’s relationship with management.

Overseeing the director orientation and education program

•  Refreshed the director orientation program based on director feedback.

•  Oversaw the director education agenda and coordinated seminars in areas of relevance to the board, including externally facilitated sessions on cybersecurity and climate-related issues.

Overseeing director compensation

•  Monitored developments in director compensation, ensuring compensation continues to be appropriate when benchmarked against companies of similar complexity. Changes determined as a result of an independent review completed in 2022 went into effect on January 1, 2023.

The committee had the opportunity to meet without management present at each meeting.

The committee works with an independent consultant to conduct regular reviews of director compensation, including an overview of best practices, industry trends and peer benchmarking. In 2022, the committee paid Meridian Compensation Partners $32,954 for services related to a comprehensive review of director compensation. Following changes made as a result of the 2022 review, the committee did not retain a consultant or incur any fees for compensation matters in 2023.

Audit committee

Membership as of December 31, 2023*: Guy L.T. Bainbridge – Chair Tsun-yan Hsieh Vanessa Kanu Andrea S. Rosen May Tan

The audit committee and the board have determined that all members of the committee in 2023 are independent and financially literate, and that Guy Bainbridge, Tsun-yan Hsieh, Vanessa Kanu, Andrea Rosen and May Tan qualify as audit committee financial experts under the Sarbanes-Oxley Act of 2002. All of the members also meet additional independence standards for audit committees under applicable U.S. and Canadian laws and securities exchange rules. The committee also serves as the company’s conduct review committee. All members of the audit committee are also members of the corporate governance and nominating committee, and the committee holds a joint meeting with the risk committee at least once a year.

The committee met six times in 2023, including one joint meeting with the risk committee. It has approved this report and is satisfied that it has carried out all of the responsibilities required by the committee charter.

*	Michael Durland and Julie Dickson joined the committee on March 5, 2024. John Wong will join the committee following successful election at the meeting.

Key responsibilities	Key activities
Overseeing the quality and integrity of financial information, including the effectiveness of our systems of internal control over financial reporting

• Reviewed significant accounting and actuarial practices and policies (and areas where judgment was applied), financial disclosure (and recommended them to the board for approval), and management’s report on the effectiveness of internal controls over financial reporting.

• Received regular IFRS 17 transition updates from both senior management and the external auditor, including disclosures and comparative year review procedures.

• Oversaw successful implementation of IFRS 17 and related public communications plan.

• Reviewed critical audit matters and key audit matters communicated by the external auditors.

2024 Management information circular	33

Key responsibilities	Key activities
Overseeing the performance, qualifications and independence of our external auditors

• Oversaw the governance framework to be followed during the proposed tender process for the external audit engagement.

• Conducted the annual review of Ernst & Young, including the engagement partner and audit team, their independence, objectivity and quality of audit work performed, and recommended their reappointment as auditors to the board for approval.

• Reviewed and approved or pre-approved the auditor independence policy, the scope of the annual audit plan and all related services and fees, recurring audit and non-audit services for the coming year, and audit and non-audit services proposed during the year outside of previous approvals.

Overseeing our compliance program, including compliance with legal and regulatory requirements and the effectiveness of our compliance practices

• Oversaw compliance with applicable laws and regulations, including the anti- money laundering/anti-terrorist financing program.

• Reviewed reports and received frequent updates on litigation and legislative and regulatory developments.

Overseeing our internal audit program, including the effectiveness of our internal audit practices

• Oversaw the internal audit program, including budget, structure, skills, resources, independence, qualifications, and annual risk-based audit plan of the internal audit function.

• Reviewed and approved the internal audit plan and reviewed periodic reports on internal audit activities and audit results.

Overseeing our finance, actuarial, internal audit and global compliance functions

• Reviewed reports, opinions and recommendations from the Chief Actuary, Chief Financial Officer (CFO), Chief Internal Auditor and Global Compliance Chief.

• Reviewed the annual report of the independent actuarial peer reviewer.

• Reviewed reports on capital matters, including the company’s capital position, capital initiatives, capital targets and ratios.

• Reviewed reports on treasury matters, including dividend recommendations, funding plans, liquidity position and ratios.

• Reviewed and approved the mandates of the Global Compliance Chief, Chief Internal Auditor, CFO and Chief Actuary and the global compliance, internal audit, finance and actuarial functions, and reviewed the performance evaluation and assessed the effectiveness of each.

• Oversaw transition of the Chief Compliance Officer, Chief Internal Auditor, CFO and Treasurer.

Developing our ethical standards and policies on managing conflicts of interest, protecting confidential information and monitoring customer complaints

• Reviewed the code of business conduct and ethics and the procedures relating to conflicts of interest and restricting the use of confidential information.

• Reviewed reports on compliance with the code and Ethics Hotline activities.

• Oversaw procedures for handling complaints.

Monitoring arrangements with related parties and transactions that could have a material impact on our stability or solvency

• Provided oversight of transactions with related parties, a group that includes directors and senior officers as defined by the Insurance Companies Act (Canada), including through the committee-approved related party transactions policy, which includes established procedures to ensure the disclosure and review of related party transactions and that apply to a broad range of transactions with related parties, from the provision of products or services to a related party to the purchase of assets or services from a related party.

• Reviewed reports on the company’s related party procedures and effectiveness of the procedures to identify material related party transactions and ensure any related party transactions comply with all requirements.

The committee had the opportunity to meet without management present at each meeting. The committee also met in private with Ernst & Young, the independent actuarial peer reviewer, CFO, Chief Risk Officer, Chief Actuary, Chief Internal Auditor and Global Compliance Chief throughout the year.

34	Manulife Financial Corporation

About the Directors

Management resources and compensation committee

Membership as of December 31, 2023*: Nicole S. Arnaboldi – Chair Susan F. Dabarno Julie E. Dickson C. James Prieur Leagh E. Turner

All members of the management resources and compensation committee in 2023 are independent and meet the additional independence standards set out in our director independence policy in compliance with applicable securities exchange rules. A majority of the members have finance, talent management and executive compensation, and risk management experience. There is cross-membership between the management resources and compensation committee and the risk committee.

The committee met six times in 2023. It has approved this report and is satisfied that it has carried out all of the responsibilities required by the committee charter.

*	Don Kanak joined the committee and Julie Dickson resigned from the committee on March 5, 2024. Anna Manning will join the committee following successful election at the meeting.

Key responsibilities	Key activities
Overseeing global human resources strategy, policies and programs

• Reviewed the 2023 compensation program and recommended the 2024 compensation program to the board for approval.

• Monitored employee engagement, including the strong results of the global employee engagement survey.

• Reviewed the compensation programs, including base pay, incentives, pension and benefit plans, and made recommendations to the board.

• Reviewed reports on talent management and diversity across the organization.

• Reviewed updates to the global compensation policy and reports on compensation plans.

• Oversaw the review of compensation of employees who have a material impact on our risk exposure.

Developing and maintaining succession plans for the CEO and other senior executives	• Completed succession planning reviews of the CEO and senior executive roles.
Reviewing senior executive appointments before recommending them to the board for approval

• Provided oversight of the vetting process for executive appointments.

• Received updates on talent development actions, changes, and key hires at each committee meeting.

• Successfully managed changes on the executive leadership team and key control function positions, including the President & CEO of Manulife Asia, President & CEO of John Hancock, CFO, Chief Internal Auditor, Chief Risk Officer, Chief Compliance Officer and Treasurer.

Reviewing and recommending compensation performance goals and objectives for the CEO and other senior executives, assessing the performance of the CEO and other senior executives in light of their performance goals and objectives and recommending their compensation

• Considered the feedback from engagement meetings with shareholders and proxy advisors regarding compensation programs.

• Reviewed and approved the CEO’s annual objectives, assessed the CEO’s performance and integrity and made compensation recommendations for approval by the board.

• Reviewed the performance assessment, compensation recommendations and assessment of integrity for the members of the executive leadership team and the head of each oversight function and approved their annual objectives.

• Reviewed the company’s compensation peer group and continued to monitor competitive compensation practices among peers.

Overseeing compensation plans and ensuring the compensation program aligns with risk management policies and practices and corporate strategy

• Reviewed reports of the independent consultant on compensation matters, including compensation practices and trends.

• Reviewed the performance and independence of the independent consultant.

• Reviewed reports on the alignment of compensation programs with sound risk management principles and established risk appetite.

• Reviewed reports on compensation for employees who have a material impact on our risk exposure.

Overseeing governance of employee pension plans	• Oversaw the company’s global retirement and global benefits programs.

The committee had the opportunity to meet without management present at each meeting. The committee also works with a consulting firm to receive independent advice on compensation matters, and has retained Korn Ferry Hay Group, Inc. (Korn Ferry) as its independent consultant since November 2019. The committee chair approves all work carried out by the independent consultant. The committee met in private with Korn Ferry throughout the year. Please see page 112 for more about the independent consultant.

2024 Management information circular	35

Risk committee

Membership as of December 31, 2023*: C. James Prieur – Chair Nicole S. Arnaboldi Susan F. Dabarno Julie E. Dickson Leagh E. Turner

All members of the risk committee are independent and a majority are knowledgeable about risk management and risk disciplines. There is cross- membership between the risk committee and the management resources and compensation committee, and the committee holds a joint meeting with the audit committee at least once a year.

The committee met five times in 2023, including one joint meeting with the audit committee. It has approved this report and is satisfied that it has carried out all of the responsibilities required by the committee charter.

*	Don Kanak joined the committee and Julie Dickson resigned from the committee on March 5, 2024. Anna Manning will join the committee following successful election at the meeting.

Key responsibilities	Key activities
Identifying and assessing our principal risks and overseeing the programs, procedures and controls in place to manage them

• Reviewed reports from the Chief Risk Officer on risk appetite, risk limits, principal risk exposures and risk outlook, evolving risks, stress tests and emerging risks and policies, procedures and controls in place to manage principal risks.

• Reviewed reports from the Chief Internal Auditor on the adequacy and effectiveness of the procedures and controls to manage the principal risks.

• Reviewed reports on capital targets and ratios.

• Reviewed reports on geopolitical risks and risk management strategies.

• Reviewed risks related to the implementation of IFRS 17.

• Reviewed the company’s information services risk management program, including reports at each meeting on cybersecurity risks, mitigation and resilience, and engaged in discussions regarding the effectiveness of the program and controls for identifying and addressing the related risks.

• Reviewed the company’s ESG risk management program, including a report detailing new risks and opportunities related to the ESG operating environment, including climate risks.

• Monitored updates from business segments on key risks and risk management strategies.

• Reviewed crisis management exercise results to ensure appropriate preparedness.

Developing, overseeing and reviewing our enterprise risk management framework, risk appetite and risk limits	• Considered the appropriate balance of risk and return, and reviewed the risk appetite and risk limits and recommended to the board for approval.
Reviewing the risk impact of the business plan and new business initiatives, including consistency with our risk appetite and related risk management and controls	• Reviewed the risk impact of the strategic plan, including consistency with the approved risk appetite and related risk management and controls.
Aligning our compensation programs with sound risk management principles and our established risk appetite	• Reviewed reports on the alignment of compensation programs with sound governance principles and established risk appetite.
Overseeing the risk management function

• Reviewed and approved the mandates of the Chief Risk Officer and the risk management function, and reviewed the performance evaluation and assessed the effectiveness of each.

• Reviewed and approved the budget, structure, skills and resources of the risk management function.

• Oversaw transition of the Chief Risk Officer.

Overseeing our compliance with risk management policies	• Reviewed and approved changes to the risk policy framework and related enterprise policies.

The committee had the opportunity to meet without management present at each meeting. The committee also met in private with the Chief Risk Officer, Chief Information Officer, Chief Information Risk Officer, Chief Internal Auditor and the Global Compliance Chief throughout the year.

36	Manulife Financial Corporation

About the Directors

How we pay our directors

We structure director compensation with three goals in mind:

• to reflect directors’ responsibilities, time commitment and expected contribution

• to align directors’ interests with those of our shareholders

• to be competitive with global financial institutions that are comparable to us in scope and complexity.

The table on page 38 shows the director fee schedule for services provided to Manulife and Manufacturers Life in 2023. Fees are divided equally between the two companies.

Directors do not receive stock options, perquisites, severance, pension or retirement benefits or participate in an equity-based compensation plan, other than receiving deferred share units or common shares in lieu of cash

Key features of the director compensation structure:

• Directors and the Chair of the Board are paid a single annual retainer. No meeting fees or travel allowances are provided.

• Committee chairs receive an additional retainer to recognize the additional responsibilities and workload required by this leadership role.

• Directors must receive at least US$127,500 (approximately 55%) of their board retainer in equity, even after they meet their equity ownership requirement.

• The director equity ownership requirement is six times the mandatory equity portion of the annual board retainer. Directors are expected to meet this requirement within six years of joining the board.

compensation. Mr. Gori does not receive director compensation because he is compensated in the role of President and CEO.

In 2019, the board introduced a flat fee structure and enhanced director equity ownership requirements to align with best practices and reduce compensation volatility and complexity. The corporate governance and nominating committee regularly reviews, with the assistance of an independent consultant, director compensation and will continue to monitor so that it continues to achieve the three goals above. The last review took place in 2022.

About equity ownership

Directors are required to own equity in Manulife so their interests are aligned with the interests of our shareholders. Directors can count Manulife common shares, preferred shares or deferred share units towards meeting the ownership guidelines. Directors can beneficially own the shares or exercise control or direction over them.

We require all directors except Mr. Gori to own common shares, preferred shares and/or deferred share units with a total market value of at least six times the mandatory equity portion of the annual board retainer. Mr. Gori has separate equity ownership requirements as President and CEO, which he meets. You can read more about this on page 116.

See pages 18 to 31 for information about each nominated director’s equity ownership. Directors are required to receive US$127,500 (approximately 55%) of their board retainer in equity and are expected to meet their equity ownership requirements within six years of joining the board. All directors have either met the director equity ownership requirement or are on track to meet the requirement by their sixth anniversary of joining the board.

About deferred share units

Deferred share units are notional shares that have the same value as Manulife common shares and earn additional units as dividend equivalents at the same rate as dividends paid on our common shares.

Deferred share units vest in full on the grant date, but directors can only redeem their deferred share units for cash or shares after they leave the board (on the anniversary of their departure for U.S. directors or within one year of leaving the board for all other directors). Deferred share units can only be transferred when a director dies.

2024 Management information circular	37

We calculate the number of deferred share units to be granted by dividing the dollar value to be received by the closing price of our common shares on the TSX on the last trading day before the grant date.

Directors receive additional units as dividend equivalents when dividends are paid on our common shares. Deferred share units are granted to directors under the stock plan for non-employee directors. Please see page 100 for more information.

Outstanding share-based awards

The table below shows the market value of deferred share units that have vested but not paid out as at December 31, 2023. Directors received these deferred share units as part of their compensation. These are valued using the closing price of our common shares on the TSX on December 29, 2023.

(as at December 31, 2023)	Share-based awards held	Share price	Market or payout value of vested share-based awards not paid out or distributed

Nicole Arnaboldi	46,982	$29.28	$1,375,633

Guy Bainbridge	32,111	$29.28	$940,210

Susan Dabarno	42,663	$29.28	$1,249,173

Julie Dickson	59,172	$29.28	$1,732,556

Tsun-yan Hsieh	185,763	$29.28	$5,439,141

Vanessa Kanu	12,044	$29.28	$352,648

Donald Lindsay	136,680	$29.28	$4,001,990

James Prieur	172,491	$29.28	$5,050,536

Andrea Rosen	186,412	$29.28	$5,458,143

May Tan	13,417	$29.28	$392,850

Leagh Turner	19,751	$29.28	$578,309

Director compensation

DIRECTOR FEES

(US$)

Annual retainers

Board member	$230,000

Chair of the Board	$425,000

Vice Chair of the Board[1] (paid in addition to the annual board member retainer and any other retainers that apply)	$50,000

Observer to subsidiary board (requested from time to time, may be paid an additional retainer and/or meeting fee at the board’s discretion)	Variable

Committee chair retainers[2]	$40,000

1	Don Lindsay served as Vice Chair of the Board until February 15, 2023. There is currently no Vice Chair of the Board.
2	Don Lindsay does not receive the committee chair retainer for serving as the chair of the corporate governance and nominating committee.

38	Manulife Financial Corporation

About the Directors

2023 DIRECTOR COMPENSATION

The table below shows the compensation paid to the independent directors in 2023 for services provided to Manulife, Manufacturers Life and any Manulife subsidiary. Amounts are paid in U.S. dollars and were converted to Canadian dollars for the table using the BNN Bloomberg exchange rate on the morning of the business day before each quarterly payment date:

•	US$1.00 = $1.3536 on March 31, 2023
•	US$1.00 = $1.3276 on June 30, 2023
•	US$1.00 = $1.3491 on September 29, 2023
•	US$1.00 = $1.3193 on December 29, 2023.

	Annual fees		All other compensation	Total compensation	Allocation of annual fees

	Annual retainer	Committee chair retainer			Fees earned (cash)	Share- based awards

Nicole Arnaboldi	$307,602	$46,567	–	$354,169	$0	$354,169

Guy Bainbridge	$307,602	$53,496	–	$361,098	$190,580	$170,519

Joseph Caron	$112,307	$0	5,000[1]	$117,307	$55,050	$62,257

John Cassaday	$73,622	$0	20,000[2]	$93,622	$56,811	$36,811

Susan Dabarno	$307,602	$0	–	$307,602	$137,084	$170,519

Julie Dickson	$307,602	$0	–	$307,602	$0	$307,602

Tsun-yan Hsieh	$307,602	$0	–	$307,602	$0	$307,602

Vanessa Kanu	$307,602	$0	–	$307,602	$137,084	$170,519

Donald Lindsay	$543,278	$6,929	–	$550,207	$0	$550,207

James Prieur	$307,602	$53,496	–	$361,098	$0	$361,098

Andrea Rosen	$307,602	$6,929	–	$314,531	$144,013	$170,519

May Tan	$307,602	$0	–	$307,602	$137,084	$170,519

Leagh Turner	$307,602	$0	–	$307,602	$137,084	$170,519

			TOTAL	$3,997,644

1	Mr. Caron retired on May 11, 2023 and a donation of $5,000 was made on his behalf to Covenant House Vancouver.
2

Mr. Cassaday retired on February 15, 2023 and donations were made on his behalf to The Corporation of Massey Hall and Roy Thomson Hall ($5,000), the Rick Hansen Foundation ($5,000), the Rideau Hall Foundation ($5,000) and the Sunnybrook Foundation ($5,000).

Total director compensation is capped at US$4 million ($5,398,800): US$2 million ($2,699,400) each for Manulife and Manufacturers Life. Canadian amounts have been calculated using the Bank of Canada annual exchange rate for 2023 of US$1.00 = $1.3497. Total compensation paid in 2023 was below the capped amount.

Pro-rated fees

Fees in the 2023 director compensation table are pro-rated for the following directors:

•	Nicole Arnaboldi was appointed chair of the management resources and compensation committee on February 15, 2023
•	Joseph Caron retired from the board on May 11, 2023
•	John Cassaday retired from the board on February 15, 2023
•

Don Lindsay was appointed Chair of the Board and chair of the corporate governance and nominating committee, and resigned as Vice Chair of the Board and chair of the management resources and compensation committee effective February 15, 2023

•	Andrea Rosen resigned as chair of the corporate governance and nominating committee on February 15, 2023.

2024 Management information circular	39

Allocation of annual fees

Directors must decide, before the start of the new fiscal year, if they want to receive all or part of their compensation in equity instead of cash:

•	Fees earned is the amount received in cash.
•	Share-based awards is the amount received as equity.

40	Manulife Financial Corporation

Executive compensation

Executive compensation is designed to contribute to our long-term sustainable growth by rewarding executives for strong performance in executing our business strategy.

Where to find it

2024 Management information circular	41

Message from the Chair

Nicole S. Arnaboldi

Chair of the Management Resources and Compensation Committee

In 2023, Manulife was the top performer among the companies in both our performance and compensation peer groups, delivering remarkable year-over-year total shareholder return (TSR) of 28% on the Toronto Stock Exchange. This

TSR performance builds on our 2022 results, places the company in the top quartile of peers over the last two years, and positively positions us relative to peers on a three and five-year basis.

In a year where the world experienced macroeconomic and geopolitical volatility, Manulife delivered a year-over-year increase of 13% in core earnings1, and core return on equity (core ROE)1 of 15.9%, and ROE of 11.9% in 2023. We also generated double-digit growth in many of our important financial metrics: core EPS, APE sales, new business CSM and new business value. Our key growth engines have also shown resilience, with core earnings1 in Asia increasing 11% compared to 2022 despite slower-than-expected market recovery, and positive net flows2 of $4.5 billion for our Global WAM segment despite challenges in the retail fund industry. These results were achieved through the company’s disciplined focus on executing its strategic priorities.

At the end of 2023, Manulife announced a $13 billion transaction with Global Atlantic, which included the largest long-term care (LTC) reinsurance transaction ever in the insurance industry. This transaction is a major milestone in our strategy, significantly de-risking our business and further validating the prudence of our LTC reserves and assumptions. This transaction, which closed on February 22, 2024, is expected to release $1.2 billion in capital to shareholders.3

2023 also marked the first year Manulife began reporting under IFRS 17 and IFRS 9, new accounting standards that represented the most significant change to Manulife’s financial statements in decades. Importantly, these new accounting standards do not change the fundamental economics of our business, but they do impact where, when and how specific items are recognized on our financial statements. This significantly affects how our 2023 results can be compared to prior years which were reported under the previous accounting standards.

As we shared in last year’s circular, we made changes to our executive compensation program in anticipation of the new accounting standards last year, including changes to the annual incentive and performance share unit (PSU) scorecards, to make sure these plans continue to focus our named executives’ efforts on actions that will drive the company’s annual and longer-term value.

Last year’s advisory vote on executive compensation and actions taken

Manulife has a robust annual process to engage with key stakeholders to maintain an open dialogue and understand their perspectives on our executive compensation program. Our programs have historically received strong support from shareholders, as demonstrated by our annual shareholder advisory vote results (commonly known as say on pay), that received between 90 - 93% shareholder support in the five years prior to 2023. The 2023 say on pay result was 77.43%, which shows that the majority of shareholders continue to support our compensation approach and pay-for-performance alignment.

1	Percentage growth in core earnings stated on a constant exchange rate basis and core ROE are non-GAAP ratios. See Non-GAAP and other financial measures on page 63 for more information.
2	For more information, see Non-GAAP and other financial measures on page 63.
3	For additional information related to this transaction, please see page 22 of our 2023 MD&A for the year ended December 31, 2023.

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The board did, however, spend additional time engaging with shareholders following the 2023 say on pay result. We began our annual shareholder outreach earlier than usual and held several sessions throughout the year to ensure we had the opportunity to meet with, and listen to, a larger number of shareholders and incorporate their feedback into our discussions as we considered changes to our executive compensation program.

Our outreach sessions included institutional shareholders who represented approximately 25% of institutional shareholdings. We appreciated the thoughtful feedback on our executive compensation program, as well as on other topics including equity ownership, our progress against our strategic priorities, ESG efforts, and our historical TSR performance.

We have reflected the feedback received in these sessions in some of the important changes to our executive compensation program for 2024 – see page 50 to read more about what we heard from our shareholders, and the changes the board made in response.

In addition, members of the board and management met with representatives from the proxy advisory firms Glass Lewis and Institutional Shareholder Services (ISS) to discuss aspects of our executive compensation program. We also discussed the impact of IFRS 17 and IFRS 9 on the reporting of our financial results, which affects the comparison of our 2023 results to prior year results reported under the previous accounting standards.

This year’s circular includes a section on the next page to help all stakeholders better understand the implications of the change in accounting standards.

On behalf of the committee, I would like to thank all of our shareholders for their continued engagement on our executive compensation programs, as well as on all aspects of our business and strategic direction. We look forward to continuing our positive momentum into 2024 and beyond.

Responding to shareholder feedback

The board approved several changes to Manulife’s executive compensation program in response to shareholder feedback in 2023.

Changes for 2023

Annual incentive

• The individual performance score used in the determination of annual incentive awards will typically range between 0 – 1.2, except when there are special circumstances such as exceptional performance or one-time events that drive significant shareholder value

Changes for 2024

PSU grants starting in 2024

• We will use linear interpolation to calculate the relative TSR multiplier when our TSR falls in the 2nd or 3rd quartile relative to our performance peer companies.

• The relative TSR multiplier will be capped at 100% if our absolute TSR over the three-year period is negative, even when our TSR performance is higher than the median of our performance peers

• We are returning to three-year performance targets beginning with PSUs granted in 2024.

Equity ownership guidelines

• Unvested PSUs no longer count towards the achievement of our equity ownership guidelines.

• We now determine equity ownership requirements using the current market share price (instead of the greater of the grant price or the current market price).

You’ll find more details about shareholder feedback and these changes starting on page 50.

Nicole S. Arnaboldi

Chair of the Management Resources and Compensation Committee

2024 Management information circular	43

Understanding Manulife’s results under IFRS 17 and IFRS 9

Manulife adopted two new International Financial Reporting Standards (IFRS) on January 1, 2023: IFRS 17 Insurance Contracts (IFRS 17) (replacing IFRS 4) and IFRS 9 Financial Instruments (IFRS 9) (replacing IAS 39).

Moving to these accounting standards was the most significant change to Manulife’s consolidated financial statements in decades.

IFRS 17 provides a globally consistent framework for recognition and measurement of insurance contracts and the corresponding financial statement presentation and disclosures. It does not, however, impact the fundamental economics of our business, our financial strength or dividend paying capacity, or our business strategy.

Companies reporting under IFRS 17 are required to recognize income over the life of an insurance contract (rather than recognizing gains from an insurance contract at issuance) and to provide expanded disclosures of insurance contracts issued. While IFRS 17 has an impact on the timing of income recognition from insurance contracts, it has no effect on total income recognized over the lifetime of the contracts compared to the previous accounting standard.

IFRS 9 addresses the classification and measurement of financial assets and the impairment of financial assets. While IFRS 9 has an impact on the timing and measurement of investment income, it has no effect on total investment income recognized over time compared to the previous accounting standard.

Companies in Canada, Europe and Asia reporting under IFRS adopted IFRS 17 in 2023, but the impact on their financial reporting as they transition will be different and difficult to compare, depending on each company’s business portfolio, product mix, accounting policy elections, their fiscal year end, and the timing of when they implemented IFRS 9. Companies in the United States that report under U.S. Generally Accepted Accounting Principles (GAAP) are not affected by changes to IFRS standards, and their periodic income recognized for similar insurance business are not directly comparable to ours.

While IFRS 17 applies to all insurance contracts, it has a greater impact on life insurance companies like Manulife, which issue long duration insurance contracts, than it has on other sectors within the insurance industry, such as property and casualty firms which issue short duration insurance contracts, or diversified banks whose business portfolio includes insurance products.

The new accounting standards have significantly changed the way companies disclose their financial results as it impacts where, when and how specific items are measured and recognized on a company’s financial statements. For example, our diluted earnings per common share for 2022 was $3.68 as reported under IFRS 4 and IAS 39. However, under our transitional results1 (i.e. results that were restated under IFRS 17 and include the impacts as though IFRS had allowed certain IFRS 9 principles to be implemented for 2022), our diluted earnings per common share for 2022 was $1.69. The difference is entirely due to the change in accounting standards.

When comparing our 2023 financial results to our performance in prior years, it is important to use 2022 transitional results to provide a more accurate depiction of Manulife’s performance as results reported before 2023 under the prior accounting standards are not directly comparable to results reported under IFRS 17 and IFRS 9. The graphic on the next page compares Manulife’s diluted earnings per common share growth calculated using 2022 transitional results under IFRS 17 and IFRS 9 and 2022 reported results under the previous accounting standards.

1	For more information on 2022 transitional financial measures, see Non-GAAP and other financial measures on page 63

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As shown in the graph to the left, year-over-year comparisons of financial figures without considering 2022 transitional results under IFRS 17 and IFRS 9 would suggest that Manulife’s diluted earnings per common share contracted over the one, two and three-year periods. When considering transitional results, Manulife’s earnings per share has grown in each of these time periods.

The tables below illustrate growth rates taking into consideration the differences in our results reported under the old and new accounting standards and transitional results. The multi-year growth rates shown below are for illustration purposes only.

	Reported under IFRS 4 and IAS 39			Reported under IFRS 17 and IFRS 9
Annual reported results As at December 31	2020	2021	2022	2022 Transitional	2023
	A	B	C	D	E

Diluted earnings per common share	$2.93	$3.54	$3.68	$1.69	$2.61

Tangible book value per common share[1]	$19.89	$21.67	$20.85	$15.92	$16.95

Multi-year growth rates

calculated using 2022 transitional results

As at December 31, 2023	One-year 2022-2023 E/D	Two-year 2021-2023 (C/B x E/D) ^ (1⁄2)	Three-year 2020-2023 (B/A x C/B x E/D) ^ (1⁄3)

Diluted earnings per common share growth	54.4%	26.7%	24.7%

Tangible book value per common share growth	6.5%	1.2%	3.7%

How the measures are defined

•	Diluted earnings per common share is defined as net income less preferred dividends and other distributions, divided by weighted average diluted common shares.
•	Tangible book value per common share is defined as common shareholder equity less goodwill and intangibles, divided by end of period common shares outstanding.

1	For more information on these metrics, see Non-GAAP and other financial measures on page 63

2024 Management information circular	45

Compensation discussion & analysis

Executive summary

The compensation discussion & analysis provides a detailed description of our approach to executive compensation, the compensation decisions the board made for 2023, and the factors considered in making those decisions. It focuses on compensation for our named executives for 2023:

Roy Gori	President and Chief Executive Officer

Colin Simpson	Chief Financial Officer (appointed July 1, 2023)

Phil Witherington	President and Chief Executive Officer, Manulife Asia (appointed July 1, 2023; prior role was Chief Financial Officer)

Paul Lorentz	President and Chief Executive Officer, Global Wealth and Asset Management (Global WAM)

Scott Hartz	Chief Investment Officer

Marc Costantini	Global Head of Inforce Management

2023 PERFORMANCE HIGHLIGHTS

In 2023, our team drove significant momentum and generated superior results. Guided by our strategy, values, and mission, we have created greater shareholder value and are moving faster than ever on our ambition of becoming the most digital, customer-centric company in our industry.

2023 was a milestone year in our journey to transform Manulife, which began in 2018. We announced a historic reinsurance transaction in our legacy Long-Term Care (LTC) business, adopted our industry’s most significant accounting standard change in decades, and continued accelerating growth with double-digit increases in our key profit and new business metrics.

Today, we are a radically different company than when we began our efforts to reshape our portfolio toward lower risk and higher returns and enhance Manulife’s attractiveness to investors.

We’re delivering greater shareholder value. We have freed up more than $10 billion of capital1, improved core return on equity (core ROE) by 4.6 percentage points from 11.3% in 2017 to 15.9%2 in 2023 and return on equity (ROE) from 5.0% in 2017 to 11.9% in 2023, and returned $18.9 billion to shareholders through dividends and buybacks since 2018. In 2023, we were the top performer in our peer group with 28% total shareholder return on the Toronto Stock Exchange.

Our continued focus on execution delivered strong financial results in 2023. We drove double-digit increases in core earnings per share (core EPS), core earnings, annualized premium equivalent sales (APE sales), new business contractual service margin (new business CSM), and new business value (NBV). We generated $4.5 billion of positive net inflows in Global WAM despite a challenging year for the retail fund industry. Additionally, our Life Insurance Capital Adequacy Test (LICAT) ratio increased by six percentage points to 137%3, and we returned $4.3 billion of capital to shareholders through dividends and share buybacks throughout the year.

1

 Pro-forma, includes $9 billion of capital release from 2018 to 2022 under IFRS 4, $0.2 billion from 2023 initiatives under IFRS 17, and an estimated $1.2 billion capital release under IFRS 17 from the transaction announced in December 2023 with Global Atlantic (to reinsure four in-force blocks of legacy or low ROE business) to be recognized in 2024.

2	Core earnings is a non-GAAP financial measure, and core ROE is a non-GAAP ratio. See Non-GAAP and other financial measures on page 63 for more information.
3	This item is disclosed under the Office of the Superintendent of Financial Institutions (OSFI) Life Insurance Capital Adequacy Test Public Disclosure Requirements guideline.

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As we continue to accelerate our growth, we also launched and expanded new products and partnerships across our four operating segments and increased our customer base by one million in 2023, for a total of more than 35 million customers. And as artificial intelligence begins to have a transformative effect across industries, we want to be a leader in ours. In 2023, we launched a series of initiatives, guided by our values and our commitment to protect customer and colleague data, to help us identify more significant scalable opportunities that will allow us to further accelerate our digital agenda.

2023 BUSINESS PERFORMANCE IMPACT ON COMPENSATION

Manulife’s executive compensation program is designed to reward our named executives for leading the long-term sustainable growth of our business, creating value for our shareholders and customers, and successfully executing on our ambition to be the most digital, customer-centric global company in our industry.

To align the interests of our executives with those of our shareholders, total direct compensation for our named executives is structured with a significant portion of their compensation at risk, where outcomes are dependent on company performance and the returns we provide to our shareholders.

Changes were made to our executive compensation program to strengthen alignment with our strategic and shareholder interests and to reflect reporting under the new accounting standards (IFRS 17 and IFRS 9). These changes were shaped by the feedback that we received as part of our extensive stakeholder outreach sessions conducted in 2023. You can read about these changes and about our engagement with stakeholders on page 50.

For 2023, annual incentives for our named executives were funded with a company performance score of 122%, reflecting higher than target core EPS and straight-through processing (STP), and continued progress towards our five strategic priorities that underpin our business and ESG strategies. Our NBV and relationship net promoter score (rNPS) results, although improved compared to the prior year, were below target.

Performance criteria and ranges for funding were set at the beginning of each year and aligned with our board-approved business plan. At the end of the year, the board exercised its discretion to include credit losses and loss reversals in determining core earnings per share to provide better alignment with shareholder experience and alignment with the core EPS metric as disclosed in our public disclosures. In addition, the definition of core EPS for the determination of annual incentive awards will change going forward and will now include credit losses and loss reversals.

The 2021 PSU awards vested at 94%, reflecting above target performance for book value per share and core ROE metrics, but a downward modification for 3-year relative total shareholder return (TSR), which was ranked at the 20th percentile of our performance peers. Manulife uses a 20-trading day average closing price on the NYSE at the beginning and end of the measurement period to determine the impact of our relative TSR ranking. If the period for calculating the average closing price had been shorter than 20 days, there would not have been a downward modification given the share price appreciation towards the end of December.

You can find more about our named executives’ performance and awards in their profiles, which start on page 72.

2024 Management information circular	47

EXECUTIVE COMPENSATION AND ESG

As part of our ESG strategy, Manulife sets board-approved enterprise goals for ESG-related measures that are key to our business strategy and that factor into annual incentives for the named executives in two ways:

•

The strategic focus component of the company performance score is based in part on an assessment of performance against goals linked to diversity, equity and inclusion, climate action, employee engagement and customer satisfaction.

•

The individual performance goals for each named executive also include goals linked to diversity, equity and inclusion, climate action, employee engagement and leadership accountability, as well as risk goals related to cybersecurity and ethical business conduct (for more information about how compensation for our named executives is linked to our ESG strategy, please see the executive profiles starting on page 72).

You can learn more about Manulife’s ESG strategy on our website at manulife.com/sustainability and in our annual Sustainability Report (the 2023 report will be published in the second quarter of 2024).

CEO COMPENSATION

Mr. Gori’s leadership continues to be an asset for Manulife and 2023 represented a milestone year for the company. In recognition of his performance in 2023, the board awarded Mr. Gori an annual incentive payment of US$3,806,400 reflecting his exceptional performance and above target operational results, but also taking into account our decision to reduce the impact of individual performance on annual incentive awards (please see page 50 for additional details on changes to the process for determining the adjustment for individual performance).

The increases to Mr. Gori’s base salary and equity-based incentives for 2023 were approved by the board in February 2023 and disclosed in Manulife’s 2023 Management information circular. For 2024, the board did not make any changes to Mr. Gori’s base salary or annual incentive target, and awarded him equity-based incentives of US$8,500,000 (same as the prior year).

CEO total direct compensation (US$)

	2019	2020	2021	2022	2023

Base salary	$1,100,000	$1,200,000	$1,200,000	$1,200,000	$1,300,000

Annual incentive[1]	$3,700,000	$2,822,400	$4,600,800	$2,923,200	$3,806,400

Equity-based incentives[1]	$5,600,000	$6,325,000	$6,825,000	$8,200,000	$8,500,000

Total direct compensation	$10,400,000	$10,347,400	$12,625,800	$12,323,200	$13,606,400

1	Timing of awards: the 2023 column includes the annual incentive awarded for 2023 that was paid in February 2024 and the equity- based incentives granted in March 2023.

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LINKING CEO PAY TO SHAREHOLDER VALUE

We look at pay for performance from different perspectives to ensure there is strong alignment between what our CEO earns and our TSR.

The CEO lookback table below compares total direct compensation awarded to the CEO in each of the last five years to the actual value of that compensation as at December 31, 2023, illustrating how our share price affects what the CEO earns over time.

The analysis also shows the actual value as at December 31, 2023 for each $100 of compensation awarded each year, and compares it to the value earned by shareholders over the same period. We have indexed these values at $100 to provide a meaningful comparison.

The table illustrates that the actual value of CEO compensation is closely aligned with the shareholder experience. This is consistent with our emphasis on aligning executive compensation with the longer-term success of Manulife.

(in CA$)	Total direct compensation awarded	Actual value (realized and realizable) on December 31, 2023	Value of $100
			Period	Manulife CEO	Manulife shareholders

2019	$13,757,207	$15,677,713	Jan 1, 2019 to Dec 31, 2023	$113.96	$195.50

2020	$13,576,368	$14,969,856	Jan 1, 2020 to Dec 31, 2023	$110.26	$137.67

2021	$15,978,085	$18,999,959	Jan 1, 2021 to Dec 31, 2023	$118.91	$151.62

2022	$15,872,059	$18,140,196	Jan 1, 2022 to Dec 31, 2023	$114.29	$135.86

2023	$18,420,959	$19,931,035	Jan 1, 2023 to Dec 31, 2023	$108.20	$128.34

•	Total direct compensation awarded includes base salary, annual incentive, and equity-based incentives, as reported in the summary compensation table each year.
•	Actual value (realized and realizable) represents the actual value to the CEO of compensation awarded each year, realized between grant and December 31, 2023 or still realizable on December 31, 2023.
•	Value of $100 for CEO represents the actual value as at December 31, 2023 for each $100 of total direct compensation awarded in each year.
•	Value of $100 for Manulife shareholders represents the cumulative value of a $100 investment in common shares made on the first trading day of each period, assuming reinvestment of dividends.

Our pay-for-performance alignment review also includes a five-year lookback at our CEO’s compensation compared to our TSR performance against our performance peers and against various indices. Please see page 77 for more information.

Details about the 2023 compensation decisions for our named executives begin on page 72.

2024 Management information circular	49

Evolving our executive compensation program

Our response to the 2023 advisory vote on executive compensation

Our shareholders’ views on executive compensation are important to us, and Manulife and the board regularly consider stakeholder insights in assessing our executive compensation program. Based on our most recent say on pay results in which Manulife received 77.43% support, the board spent additional time engaging with shareholders in 2023. The following information demonstrates the board’s responsiveness to stakeholder feedback and our commitment to an effective and thoughtful executive compensation framework.

	Discussion topic raised in meetings	Our response	Where to learn more
Annual incentive	The process for determining the adjustment for individual performance could be more transparent

Each year, the committee considers each named executive’s individual contribution to overall company results, achievement of our strategic priorities and ESG strategy, and leadership in driving our culture.

Beginning with annual incentives awarded for 2023, we have established a range of 0 to 1.2 for the amount an individual performance score can impact an executive’s annual incentive. The committee may approve scores outside of this range, but only under special circumstances, such as exceptional performance or one-time events that add significant shareholder value.

We have also provided more detail about how individual performance contributes to the determination of an executive’s annual incentive payout (please see Compensation of the named executives beginning on page 72 for more information on each executive).

Page 58
Equity-based incentives	The use of three consecutive one-year performance periods for PSUs

We temporarily introduced annual performance targets for PSUs in 2021, to respond to the uncertainties of moving to IFRS 17 and IFRS 9 accounting standards, which affected our ability to set a meaningful, appropriate target three years in advance.

We implemented IFRS 17 and IFRS 9 in January 2023, and are returning to three-year performance targets beginning with PSUs granted in 2024.

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	Discussion topic raised in meetings	Our response	Where to learn more
Equity-based incentives (continued)	The relative TSR multiplier does not impact PSU payouts when our TSR falls in the 2nd or 3rd quartile of our performance peer group’s TSR

Beginning with PSUs granted in March 2024, we will use linear interpolation to calculate the relative TSR multiplier when our absolute TSR falls in the 2nd or 3rd quartile of our performance peer group’s TSR for the performance period (previously, the relative TSR multiplier would not impact the PSU payout for a similar ranking).

For example, if our TSR performance were at the 40th percentile of our performance peer group (i.e. below the peer group median and in the 3rd quartile), the relative TSR multiplier would reduce the PSU performance factor by 8%.

Page 67
It is possible for the relative TSR multiplier for PSUs to exceed 100% even when our absolute TSR is negative

Beginning with PSUs granted in March 2024, the relative TSR multiplier will be capped at 100% if our absolute TSR over the three-year period is negative, even when our TSR performance is higher than the median of our performance peers.

Page 67
Equity ownership guidelines	The inclusion of unvested, performance-based equity awards in the achievement of our equity ownership guidelines

We have introduced two changes to equity ownership guidelines:

• Unvested PSUs no longer count towards the achievement of our equity ownership guidelines.

• We now determine equity ownership requirements using the current market share price (previously we had used the greater of the grant price or the current market price).

We continue to deliver 10% (pre-tax) of our annual incentive and equity payouts in common shares purchased on the open market.

We have also supplemented the presentation of our equity ownership guidelines with each executive’s ownership as a multiple of target total direct compensation (in addition to base salary).

2024 Management information circular	51

	Discussion topic raised in meetings	Our response	Where to learn more
How we set executive compensation	The level of target total compensation for our CEO, how it compares to our peers, and how it aligns with TSR performance

We have a formal governance process for setting compensation levels for our named executives, including benchmarking executive compensation levels and the executive compensation program against our compensation peer group every year.

While Manulife’s headquarters is based in Canada, we are a global business. Manulife derives 78% our core earnings from markets outside of Canada and we operate in 19 countries. Our compensation peer group therefore includes a mix of companies from Canada and other international markets where we compete for talent with other global businesses.

In February 2024, our CEO’s annual incentive award paid out with an individual performance factor of 120%, reflecting Manulife’s strong financial and operational results and the positive momentum of our TSR results. The board did not adjust his salary, annual incentive target or his equity award for 2024 compared to 2023.

Importantly, the CEO’s target compensation is not what he ultimately receives in take-home pay – the majority of his compensation is based on Manulife’s share price and dividend performance over the long term. We highlight this by illustrating the link between his realized and realizable pay compared to Manulife’s TSR over five years (see page 77), as well as the value of $100 of compensation granted to the CEO compared with the value earned by shareholders over the same five-year period (see page 49).

Pages 57 and 112

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Our approach to executive compensation

Our executive compensation program focuses named executives on achieving long-term sustainable growth and on creating significant value for our shareholders and customers. It is designed to attract and retain high calibre executive talent capable of achieving our ambitious goals and contributing to our competitive advantage.

Our approach is centred on pay for performance, and supported by five principles that guide our program design, compensation decisions and administrative practices.

Executive compensation is linked to strong risk-managed performance. Most of what our executives earn is variable, tied to performance and not guaranteed. In practice, executives ultimately receive more when performance is strong and earn less when performance is mixed.

2024 Management information circular	53

What we do
COMPENSATION ALIGNED WITH LONG-TERM SHAREHOLDER VALUE – see pages 77, 116 and 117

• Most executive compensation is directly affected by our share price and the value of our performance share units is based in part on relative TSR

•   The annual incentive plan incorporates measures tied to our future success

• Equity ownership guidelines, clawback provisions, stock option exercise restrictions and our code of business conduct and ethics discourages executives from taking undue risk

COMPENSATION ALIGNED WITH BUSINESS STRATEGY – see pages 59 and 117

• Incentive compensation is tied to the achievement of key performance measures, prudently balancing time horizons and performance perspectives	• Performance measures are tied directly to our business strategy, ESG objectives and shareholder value
COMPENSATION AND PERFORMANCE BENCHMARKED AGAINST PEER COMPANIES – see page 57

• Executive pay is benchmarked against our compensation peer group
COMPENSATION ALIGNED WITH GOOD GOVERNANCE PRACTICES – see page 112

• Compensation is aligned with the Financial Stability Board’s Principles for Sound Compensation Practices

•   Shareholders have a say on executive pay

•   We engage with shareholders about our executive compensation program

•   Employee engagement and diversity and inclusion initiatives have an impact on compensation

• Employees must annually certify compliance with our code of business conduct and ethics
• Management resources and compensation committee receives independent advice
COMPENSATION ALIGNED WITH RISK MANAGEMENT OBJECTIVES – see page 114

• Incentive compensation for heads of control functions is based on measures that are not directly linked to the business they oversee	• The CRO and the risk committee review the alignment of compensation plans with risk management objectives
• We stress test compensation plan designs	• Incentive compensation for material risk takers considers feedback from internal audit, compliance and risk management
• The CEO and CFO must hold Manulife equity for one year after leaving Manulife
• Executive compensation is clawed back for wrongdoing, even when a financial restatement is not required

What we don’t do

No grossing up of perquisites
No repricing or backdating of stock options
No hedging or monetizing of equity awards
No multi-year guarantees in employment agreements
No severance of more than two years on termination following a change in control
No single-trigger change in control

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Compensation elements

The executive compensation program for our named executives includes base salary, annual and equity-based incentives, and other elements such as pension, benefits and wellness, and perquisites.

Element	Form	Key characteristics

Base salary	Cash

• Fixed compensation based on named executive’s role, qualifications, experience, performance, career progression, and competitive assessment of comparable roles at peer companies

• Reviewed annually and adjusted when appropriate

Annual incentive	Cash (90%) Equity (10% delivered in Manulife common shares)

• Variable compensation based on performance against enterprise goals including ESG-related measures that are key to our business strategy and individual goals established at the beginning of the performance period

• Individual performance goals are tied to financial and operating performance and contribution to Manulife’s strategic priorities and ESG strategy

Equity-based incentives	Performance share units (PSUs) (60%)

• Variable compensation tied to company and share price performance over the long term (3-year vesting period)

• Strengthens retention and reinforces alignment with shareholder value

• 10% of the pre-tax vested value of RSUs and PSUs is delivered in Manulife common shares purchased on the open market

Restricted share units (RSUs) (40%)

Other	Pension	• Includes defined contribution, cash balance and 401(k) plans • Varies by country

	Benefits and wellness	• Protects and invests in the health and well-being of our executives • Includes health, dental, mental health, group life, disability, and wellness (Vitality) • Varies by country

	Perquisites	• Varies by country

2024 Management information circular	55

The charts below show the mix of components that make up target total direct compensation for our named executives for 2023, and how those components pay out over time.

Most of a named executive’s total direct compensation is variable (or at risk) with a significant portion tied to our share price. The mix of annual and equity-based incentives ensures named executives consider both the short and longer-term impact of their decisions.

The board believes this combination of incentives and time horizons helps to drive sustained performance, aligns named executives’ interests with those of shareholders, provides for competitive pay opportunities and encourages retention.

2023 Target total direct compensation mix

Chief Executive Officer

Other named executives (average)

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Setting target compensation for the named executives

Manulife has a formal governance process for reviewing and setting target compensation for our named executives, including benchmarking executive compensation to our compensation peer group every year. The committee works with Korn Ferry, its independent compensation consultant, to determine an appropriate compensation peer group each year. No changes were made to the compensation peer group for 2023.

The committee assesses peer pay levels as part of its annual review of compensation for named executives. It relies on the compensation peer group and guidance from Korn Ferry to understand what executives in comparable roles are earning at companies we most directly compete with for executive talent, as well as compensation program design and pay mix. We generally seek to align target total direct compensation for our named executives with the market median and may adjust the positioning above or below the median depending on the importance of the role, the executive’s performance, experience, or for other reasons.

While our corporate headquarters is located in Canada, Manulife is a global company. We operate in 19 countries, and the majority (78%) of our earnings come from outside of Canada. Our operations are made up of many related but distinct businesses that require leaders with unique skills and capabilities.

We draw on and compete for executive talent with global businesses in the health and life insurance sector, as well as with Canadian diversified banks that operate in those markets. Accordingly, our compensation peer group for our named executives includes companies across these sectors that publicly disclose compensation data for roles that are comparable in size and scope to the roles of our named executives, and that are considered competitors for executive talent.

2023 Compensation peer group

(unchanged from 2022)

Global health and life insurance

AIA Group Limited

MetLife, Inc.

Power Corporation of Canada

Principal Financial Group, Inc.

Prudential Financial, Inc.

Prudential plc

Sun Life Financial Inc.

Canadian diversified banks

Bank of Montreal

Bank of Nova Scotia

Royal Bank of Canada

Toronto-Dominion Bank

Manulife compared to our compensation peer group

As at December 31, 2023

For roles where there is no comparable data publicly available, we also use data from the following compensation surveys and third-party providers:

•	Financial Services Executive Compensation Survey conducted by Korn Ferry
•	Diversified Insurance Study of Executive Compensation and Insurance Executive Rewards Survey conducted by Willis Towers Watson
•	McLagan Life Insurance and Asset Management Compensation Surveys conducted by Aon.

2024 Management information circular	57

Our variable pay program and 2023 performance

Annual incentive

Our annual incentive rewards named executives for achieving company objectives and individual performance goals that support company results and our strategy. The annual incentive for a named executive is heavily influenced by overall company results.

Each named executive has a target annual incentive equal to a percentage of their base salary. Their actual annual incentive award depends on how the company performed and on their individual performance during the year. Actual awards can range from zero to a maximum of 2.5 times target. Annual incentives are awarded in February for the preceding year and 10% of the pre-tax award is delivered in Manulife common shares purchased on the open market.

The board has the discretion to adjust the annual incentive when significant events outside management’s control impact performance and would make awards unreasonable, unrepresentative, or inappropriate.

Base salary	Annual incentive target % of base salary	Company performance score Range: 0 to 2.0	Individual performance score Typical range: 0 to 1.2 (The committee may approve scores outside of this range, but only under special circumstances – as discussed below)	Annual incentive award Capped at 2.5x target 10% delivered in Manulife common shares

Company performance

Actual incentives for our named executives are primarily driven by the company performance score, which includes financial and operating performance targets and strategic goals determined at the beginning of the performance period. The company performance score can range from 0 to 2.0. The maximum is set to be extremely difficult to achieve and only attainable when results are extraordinary.

Performance measures, weightings and targets for determining the company performance score are approved by the board at the beginning of each year, consistent with our strategic priorities, our ESG strategy, and the board-approved business plan. Recommended performance ranges and targets are based, in part, on past performance and financial and operating projections, and on the company’s best estimate for the coming year. Scenario testing makes sure potential performance is aligned with award outcomes and does not encourage inappropriate risk-taking.

Individual performance

The committee considers each named executive’s individual contribution to overall company results, achievement of our strategic priorities and ESG strategy, and contribution to our culture. We assess individual performance throughout the year against each named executive’s individual scorecard, which clearly defines specific goals tied to the named executive’s annual business plan and their contribution to Manulife as a whole, including their impact on our risk culture and their behavior as a reflection of our values.

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Beginning with annual incentive awards in respect of 2023 performance, the individual performance score will typically range from 0 to 1.2, except when there are special circumstances such as exceptional performance or one-time events that drive significant shareholder value. In February 2024, we did have an event that met this rigorous requirement. Please see page 90 for further information on the annual incentive for Mr. Costantini.

For more information about each named executive’s annual incentive award, and a discussion of their performance against their individual goals, see the named executive profiles starting on page 72.

Linking to our ESG strategy

As part of our ESG strategy, Manulife sets board-approved enterprise goals for ESG-related measures that are key to our business strategy and that factor into annual incentives for the named executives in two ways:

• The strategic focus component of the company performance score is based in part on an assessment of performance against goals linked to diversity, equity and inclusion, climate action, employee engagement and customer satisfaction.

• The individual performance goals for each named executive also include goals linked to diversity, equity and inclusion, climate action, employee engagement and leadership accountability, as well as risk goals related to cybersecurity and ethical business conduct (for more information, please see the executive profiles starting on page 72).

You can learn more about Manulife’s ESG strategy on our website at manulife.com/sustainability and in our annual Sustainability Report (the 2023 report will be published in the second quarter of 2024).

2023 Company performance score

The company performance score for the 2023 annual incentive was 122% for named executives reflecting higher than target core earnings per share and straight-through processing (STP) and continued progress on our five strategic priorities that underpin our business and ESG strategies. New business value and relationship net promoter score (rNPS), although improved compared to the prior year’s results, were below target.

Performance criteria and ranges were set at the beginning of each year, aligned with our board-approved business plan. Note that 2023 marked the first year in which Manulife began reporting under IFRS 17 and IFRS 9, new accounting standards that represent the most significant change to Manulife’s consolidated financial statements in decades. Results reported before 2023 under the previous accounting standards are not directly comparable to results under IFRS 17 and IFRS 9. For more information about our transition to these new standards, please see page 44.

At the end of the year, the board exercised its discretion to include credit losses and loss reversals in determining core earnings per share to provide better alignment with shareholder experience and alignment with the core EPS metric as disclosed in our public disclosures. This resulted in the company performance score being lowered by four percentage points, from 126% to 122%.

Consistent with this decision, the definition of core earnings per share used in the determination of future annual incentive awards will also change to include credit losses and loss reversals.

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	Performance criteria and ranges				Results	Score	Weighted score
Profitability 40%	Core earnings per share ($ millions)[2]				$3.47	1.49	60%[1]
	Reflects underlying earnings capacity and is an important factor in valuing Manulife’s share price
		Threshold (25% below target)	Target	Maximum (25% above target)
		$2.32	$3.09	$3.86
	score	0	1.0	2.0
Growth 30%	New business value ($ millions)[2]				$2,302	0.87	26%
	Measures profitable growth in new business across our insurance segments
		Threshold (40% below target)	Target	Maximum (40% above target)
		$1,472	$2,453	$3,434
	score	0	1.0	2.0
Customer 5%	Relationship net promoter score (rNPS) Measures improvement in customer loyalty and advocacy				+22.6	0.81	4%
		Threshold (10 pts below target)	Target	Maximum (10 pts above target)
		+14.5	+24.5	+34.5
	score	0	1.0	2.0
5%	Straight-through processing (STP)
	Measures improvement in Manulife’s processing time for customers
		Threshold (3 pps below target)	Target	Maximum (3 pps above target)	85%	1.25	6%
		81%	84%	87%
	score	0	1.0	2.0
Strategic focus[3] 20%	Performance is assessed against an index of measures that tracks performance against our five strategic priorities and other measures linked to our ESG strategy. Includes quantifiable goals for each measure, subject to a qualitative overlay. Each measure has a performance score that can range from 0 to 2.0. Measures are equally weighted.					1.28	26%
2023 company performance score							122%

1

 The board exercised discretion to reduce the company performance score by four percentage points to reflect the inclusion of credit losses and loss reversals in determining the core earnings per share score, to provide better alignment with shareholder experience and with the core EPS metric used in our public disclosures.

2	Performance is measured on a constant exchange rate basis.
3	Performance is assessed against predetermined goals established in our business plan.

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How the measures are defined

•	Diluted core earnings per common share (core EPS) is defined as core earnings available to common shareholders divided by diluted weighted average common shares outstanding.
•	New business value (NBV) is the change in embedded value as a result of sales in the reporting period.
•

Relationship net promoter score (rNPS) gauges customer loyalty and advocacy based on the response customers provide when asked how likely they are to recommend Manulife to family, friends, or colleagues. rNPS is measured by a third-party market research study of customers.

•	Straight-through processing (STP) is defined as customer interactions, including money processing, that are completely digital as a proportion of total customer interactions.
•

Strategic focus includes an index of measures that tracks performance against our five strategic priorities and other measures linked to our ESG strategy. Quantifiable goals for each measure are established at the beginning of the year and approved by the management resources and compensation committee. The strategic focus score is calculated as the average of the performance scores, which are equally weighted.

Understanding the company performance score

Profitability

•

Core EPS grew by 17% on a constant exchange rate basis compared to 2022. The favourable performance to target was primarily driven by favourable interest rates, business growth, and deploying capital through share buybacks above targets set in our annual plan, partially offset by credit losses.

Growth

•

New business value was $2.3 billion in 2023. While we delivered an increase of 10% compared with 2022, performance fell short of targets primarily driven by lower than target sales in Asia from the uneven post-pandemic recovery.

Customer

•

Relationship net promotor score (rNPS) was +22.6 in 2023, a 2.9 point improvement from 2022 and a 21.6 point improvement from our 2017 baseline of 1. Despite this progress, headwinds experienced in select markets have impacted our momentum, and results in 2023 were 1.9 points below target

•

Straight-through processing (STP) was 85% in 2023, a 2-percentage point improvement from 2022, and a 17-percentage point improvement from the 2018 baseline. In 2023, we continued to invest in digital capabilities through the delivery of multiple technology transformation initiatives across segments, and ended the year 1-percentage point above our target

Strategic focus

Accelerated growth

•

We continued to accelerate growth in our high potential businesses and generated 60% of core earnings from these businesses in 2023. This result is consistent with 2022 as the increase in core earnings from highest potential businesses was mostly in-line with the increase in total company core earnings

•	Increased core earnings[1] for the Asia segment by 11%[2] compared with 2022
•

While we pivoted our business to maintain margins wherever possible and delivered double digit year-over-year growth in new business contractual service margin (new business CSM), the uneven recovery in Asia contributed to us falling short of our ambitious targets

•	Delivered Global WAM net inflows to $4.5 billion, despite challenges in the retail fund industry, which fell short of targets driven by market volatility

1  Core earnings, core earnings for the Asia segment, core EPS and expense efficiency ratio are non-GAAP measures. See Non-GAAP and other financial measures on page 63 for more information.

2  Percentage growth in core earnings is stated on a constant exchange rate basis.

The items marked with a are linked to enterprise goals for ESG-related measures that form part of our ESG strategy – see Manulife’s 2023 Sustainability Report to learn more.

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•

Entered into an agreement to acquire London-based multi-sector alternative credit manager CQS, whose multi-sector alternative credit capabilities complement our existing fixed-income and multi-asset solutions business

Digital, customer leader

•	Improved rNPS by 21.6 points from the 2017 baseline and a 2.9 point improvement from 2022
•	Improved STP to 85%, a 2-percentage point improvement from 2022 and 17-percentage point improvement since 2018
•

Launched several Generative AI pilot initiatives which will help us target high value opportunities. Developed a technology architecture and a responsible Generative AI framework, to enable scaling of these pilots

Expense efficiency

•	Delivered on our expense plan and improved the expense efficiency ratio[1] by 0.2 percentage points to 45.5% for 2023 compared with 45.7% in 2022

Portfolio optimization

•

Entered into an agreement to reinsure four in-force blocks of legacy and low ROE business, including $6 billion of LTC insurance and investment contract net liabilities. This historic agreement represents the largest ever LTC reinsurance transaction in the insurance industry and is a major milestone in our transformation journey to reshape our portfolio by reducing risk, improving ROE, strengthening capital, growing high return businesses, and delivering value to shareholders

•	Achieved our 2025 target of less than 15% of core earnings[1] contribution from long-term care (LTC) and variable annuity businesses (12% for 2023), two years ahead of schedule
•	Delivered strong remittances of $5.5 billion[1] in 2023

High performing team

•	Achieved a top quartile employee engagement rank for the fourth consecutive year[2]
•

Awarded the Gallup Exceptional Workplace Award, recognizing our focus on engagement and prioritization of the employee experience that creates an authentic, unique culture that empowers our colleague population to do and achieve more

•	Named to Bloomberg’s 2023 Gender-Equality Index for the fifth consecutive year, highlighting our commitment to support gender equality through policy development, representation, and transparency

ESG

•

Appointed to the Dow Jones Sustainability North America Index ranking at the top decile (93rd percentile) of our GICS® Industry Group, as one of only eight insurers across North America to be included in the index overall; this recognition underscores our sustainable business practices and ability to deliver long-term shareholder value

•

Prioritized ESG as a key competitive differentiator and accelerated progress on our global Impact Agenda, including making progress towards our goal to achieve a net zero general account investment portfolio and a 40% reduction of absolute scope 1 and scope 2 emissions by 2035

•	Ranked among Corporate Knights’ 2024 100 Most Sustainable Corporations in the World for the first time, recognized for our performance in sustainable revenues and investments

For more information about core earnings, assets under management and administration, NBV, net flows, expense efficiency ratio, and remittances, see Non-GAAP and other financial measures on the next page. For more information about our financial results and our progress on our strategic priorities, please see our 2023 annual report at manulife.com.

1  Core earnings is a non-GAAP measure. Expense efficiency ratio is a non-GAAP ratio. Remittances is a specified financial measure. See Non-GAAP and other financial measures on page 63 for more information.

2  Based on the annual global employee engagement survey conducted by Gallup. Ranking is measured by the engagement grand mean as compared to Gallup’s Finance and Insurance Company level database.

The items marked with a are linked to enterprise goals for ESG-related measures that form part of our ESG strategy – see Manulife’s 2023 Sustainability Report to learn more.

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Non-GAAP and other financial measures

The company prepares our consolidated financial statements in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. We use a number of non-GAAP and other financial measures to evaluate overall performance and to assess each of our businesses. This section includes information required by National Instrument 52-112 – Non-GAAP and Other Financial Measures Disclosure in respect of “specified financial measures” (as defined therein).

Non-GAAP financial measures include core earnings (loss); assets under management and administration; and transitional net income. In addition, non-GAAP financial measures include the following stated on a constant exchange rate (“CER”) basis: any of the foregoing non-GAAP financial measures; net income attributed to shareholders; and common shareholders’ net income.

Non-GAAP ratios include core return on shareholders’ equity (“core ROE”); diluted core earnings per common share (“core EPS”); transitional EPS; transitional return on common shareholders’ equity (“transitional ROE”); transitional diluted earnings per common share (“transitional diluted EPS”); adjusted book value per common share; expense efficiency ratio; core EBITDA margin; and net annualized fee income yield on average AUMA (“net fee income yield”). In addition, non-GAAP ratios include the percentage growth/decline on a CER basis in any of the above non-GAAP financial measures and non-GAAP ratios; net income attributed to shareholders; common shareholders’ net income; CSM; impact of new insurance business; new business CSM net of NCI; diluted earnings per common share (“diluted EPS”); and tangible book value per common share.

Other specified financial measures include assets under administration (“AUA”); new business value (“NBV”); annualized premium equivalent (“APE”) sales; gross flows; net flows; net inflows; remittances; any of the foregoing specified financial measures stated on a CER basis; and percentage growth/decline in any of the foregoing specified financial measures on a CER basis.

Non-GAAP financial measures and non-GAAP ratios are not standardized financial measures under GAAP and, therefore, might not be comparable to similar financial measures disclosed by other issuers. Therefore, they should not be considered in isolation or as a substitute for any other financial information prepared in accordance with GAAP.

For more information about non-GAAP and other financial measures including additional definitions and revisions to financial measures with the adoption of IFRS 17 and IFRS 9, see those sections in our 2023 MD&A which is incorporated by reference and can be found on the company’s website at www.manulife.com/en/investors/results-and-reports.

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Equity-based incentives

We grant a competitive mix of equity-based incentives every year, which may include restricted share units (RSUs) and performance share units (PSUs) depending on the officer’s position.

The proportion of equity-based incentives allocated to performance share units and restricted share units remained the same as the previous year. Stock options have not been granted since 2020. Heads of control functions do not receive performance share units to ensure their compensation is not tied to the performance of businesses they oversee.

The table below shows the mix of equity-based incentives for 2023 and 2024.

	PSUs	RSUs

Chief Executive Officer	60%	40%

Other named executives	60%	40%

Chief Risk Officer, Chief Actuary, Global Compliance Chief, Chief Auditor	0%	100%

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Equity-based incentives
	Restricted share units	Performance share units	Stock options (not granted since 2020)

What they are	Notional shares that pay out based on the price of Manulife common shares	Notional shares that pay out based on our performance and on the price of Manulife common shares	Rights to buy Manulife common shares in the future at a specified price

Vesting and payout

Vest and pay out at the end of three years

The payout value is equal to the average closing price of Manulife common shares on the TSX for the 10 trading days before the day they vest multiplied by the number of restricted share units

90% of the payout value delivered in cash and remaining 10% of payout value delivered in Manulife common shares purchased on the open market

Vest and pay out at the end of three years. The number of units that vest depends on our performance against absolute and relative performance conditions that are set at the grant date, aligned with our strategy and approved by the board

The payout value is equal to the average closing price of Manulife common shares on the TSX for the 10 trading days before the day they vest, multiplied by the number of performance share units, the performance factor and the relative TSR modifier

Beginning with grants made in 2024, the relative TSR multiplier will be capped at 100% if our absolute TSR over the three-year period is negative.

90% of the payout value delivered in cash and remaining 10% of payout value delivered in Manulife common shares purchased on the open market

Vest 25% every year for four years from the grant date

Stock options granted from 2015 to 2020 cannot be exercised until five years from the grant date except under extenuating circumstances

The exercise price is equal to the grant price

The value is the difference between the exercise price and the price of Manulife common shares on the TSX when stock options are exercised

Stock options expire at the end of 10 years and are only transferable upon death

See page 67 for details about the performance conditions for the PSUs granted in 2023

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Equity-based incentives
	Restricted share units	Performance share units	Stock options (not granted since 2020)

Dividend equivalents	Credited as additional units at the same rate as dividends paid on Manulife common shares and subject to the same vesting conditions as the underlying grant		Do not earn dividend equivalents

Grants	The grant price is the average closing price for the 10 trading days before the grant date The grant value of stock options is calculated using the Black-Scholes methodology

Notice of retirement

For awards granted in 2015 and after, named executives have to provide three months’ notice before leaving Manulife or they will lose their post-termination retirement benefits and all outstanding grants will be forfeited

Closed trading windows

Equity-based incentives are not granted when our insiders are prohibited from trading. Annual awards are normally granted 10 or more trading days following the end of the closed trading window after our year-end financial results are announced. Awards can also be made to select new executives at the time of hire. If the hire date falls within a closed trading window the grant is delayed until after the end of the closed trading window. The company has an automatic stock option exercise program that allows insiders to elect in advance to have their expiring stock options exercised through the program, which may occur within a closed trading window.

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How we calculate the payout for the 2023 performance share units

The performance share units that were granted in March 2023 will vest and pay out based on the formula below. Any adjustment for performance (including the impact of the relative TSR multiplier) is capped at two times the number of vested PSUs.

The board has the discretion to adjust annual incentive when significant events outside management’s control impact performance that make payouts unreasonable, unrepresentative, or inappropriate.

Number of PSUs Performance share units awarded and received as dividend equivalents during the three-year period

Performance
factor

range: 0 to 2

Book value per share (excluding translation of foreign operations)

+

After-tax total CSM per share

•  weighting: 50%

•  threshold: 10% below target

•  maximum: 10% above target

Core return on equity

•  weighting: 50%

•  threshold: 40% below target

•  maximum: 40% above target

Relative TSR multiplier

range: 0.8 to 1.2

Compared to our performance peer group as measured on the New York Stock Exchange (NYSE)

•  Top quartile
= 1.2

•  2nd or 3rd quartile = 1.0

•  Bottom quartile = 0.8

	Share price at the time of vesting Calculated using the average closing price of Manulife common shares on the TSX for the 10 trading days before the day the award vests	PSU payout

For the awards granted in 2023, performance is determined as an average of performance relative to the threshold, target and maximum targets set at the beginning of each of the three years in the performance period. The targets are tied to the board-approved budgets and consistent with our external guidance.

We temporarily introduced annual performance targets for PSUs in 2021, to respond to the uncertainties of moving to IFRS 17 and IFRS 9 disclosure standards, which affected our ability to set a meaningful, appropriate target three years in advance.

We implemented IFRS 17 and IFRS 9 in January 2023, and are returning to three-year performance targets beginning with PSUs granted in 2024.

NEW for 2024

For PSUs granted starting in March 2024:

•  We will use linear interpolation to calculate the relative TSR multiplier when our TSR falls in the 2nd or 3rd quartile relative to our performance peer companies.

•  The relative TSR multiplier will be capped at 100% if our absolute TSR over the three-year period is negative, even when our TSR performance is higher than the median of our peers

•  We are returning to three-year performance targets beginning with PSUs granted in 2024.

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The relative TSR multiplier is calculated by comparing the TSR of Manulife common shares traded on the NYSE with the TSR of our performance peer group across the performance period. Performance peers include a group of insurance companies with a global presence, comparable lines of business, and similar exposure to the same macroeconomic conditions as Manulife.

The relative TSR multiplier is based on a three-year performance period and is used as an adjustment to the PSU performance factor rather than as a separate performance condition. This emphasizes conditions that are more directly controllable by management while continuing to have TSR and our share price meaningfully affect the payout value over a three-year period.

The board can modify the calculated result when significant events outside management’s control make awards unreasonable, unrepresentative or inappropriate. The board also believes management should not be penalized for making decisions that are in the long-term best interests of shareholders.

We disclose targets for PSUs at payout when we compare our target performance to actual results. Disclosing this information before the end of the performance period would seriously prejudice Manulife’s interests because it could potentially relay confidential information about our strategy, initiatives and business plan to our competitors or be inappropriately interpreted as earnings guidance.

2023 performance peer group

(unchanged from 2022)

While Manulife’s headquarters is based in Canada, we are a global business. Manulife derives 78% our core earnings from markets outside of Canada and we operate in 19 countries. Our performance peer group is therefore comprised of a group of multi-line and health and life insurance companies selected by the committee that best represent companies that compete with us for customers in North America, Europe, and/or Asia, with comparable lines of business and product offerings, and similar exposure to the same macroeconomic conditions as Manulife.

•  AIA Group Limited

•  Allianz SE

•  Assicurazioni Generali S.p.A.

•  Aviva plc

•  AXA SA

•  Brighthouse Financial

•  Dai-ichi Life

•  MetLife, Inc.

•  Power Corporation of Canada

•  Principal Financial Group Inc.

•  Prudential Financial, Inc.

•  Prudential plc

•  Sun Life Financial Inc.

•  Unum Group

•  Zurich Insurance Group

How the measures are defined

•

Book value per share (excluding translation of foreign operations): Calculated by dividing total common shareholders’ equity (excluding translation of foreign operations) by the number of common shares outstanding at the end of the period. We exclude translation of foreign operations because it represents currency impacts, which can be volatile and distort results.

•

After-tax total CSM (contractual service margin balance) per share: Calculated by taking the after-tax CSM for the company and dividing by the number of common shares outstanding at the end of the period.

•

Core return on equity (core ROE): Calculated as core earnings available to common shareholders as a percentage of the capital deployed to earn the core earnings. Calculated using average common shareholders’ equity. Core ROE is a non-GAAP ratio.

For more information, see Non-GAAP and other financial measures on page 63.

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•

Relative TSR: TSR is a measure of the performance of common shares held by investors over the performance period. Calculated by combining the price appreciation or depreciation, plus the value of dividends paid to shareholders (assuming dividends are reinvested in additional shares). Relative TSR is calculated by comparing the TSR of Manulife common shares traded on the NYSE with the TSR of our performance peer group over the performance period. To minimize distortions, the 20-day average share price is used for the opening and closing share price in the calculation of TSR for both Manulife and our performance peers.

Payout of the equity-based incentives that were granted in 2021

The restricted share units and performance share units that were granted in 2021 vested on March 2, 2024. The amounts in the table below include reinvested dividends.

	Vesting date	Grant date price	Performance factor	Relative TSR multiplier	Vesting date price	Payout as a % of grant value

2021 RSUs	Mar 2, 2024	$25.15	–		$33.04	152%

2021 PSUs	Mar 2, 2024	$25.15	1.18	0.80	$33.04	143%

Performance share units granted in 2021 vested and paid out based on the formula below. Performance was assessed using performance conditions and goals that were set at the beginning of each of the three years in the performance period, in-line with our board-approved business plan. The relative TSR modifier was assessed using Manulife’s TSR performance relative to the performance peer group over the three year performance period. See below for a detailed breakdown of how this score was calculated.

Number of PSUs Performance share units awarded and received as dividend equivalents during the three-year period	[	Performance factor range: 0 to 1.5 1.18	Relative TSR multiplier 0.8	]	Share price at the time of vesting	PSU payout

As a percentage of original award

Roy Gori	238,619	x	94%	x	$33.04	=	$7,410,905	143%

Colin Simpson	–		–		–		–	–

Phil Witherington	74,718	x	94%	x	$33.04	=	$2,320,564	143%

Paul Lorentz	65,032	x	94%	x	$33.04	=	$2,019,735	143%

Scott Hartz	69,925	x	94%	x	$33.04	=	$2,171,686	143%

Marc Costantini	–		–		–		–	–

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The 2021 PSU awards vested at 94%, which was calculated using a 118% performance score multiplied by a downward modification of 0.8 for the 3-year relative TSR. The performance score reflected above target performance for book value per share (and after-tax total CSM in 2023) and core ROE metrics.

How the performance factor was calculated

The performance factor for the 2021 PSUs was determined as an average of performance relative to the threshold, target and maximum targets set at the beginning of each of the three years in the performance period. The targets were tied to the board-approved budgets and consistent with our external guidance.

The performance factor for the 2021 PSUs reflected above target performance for book value per share and core ROE metrics:

Performance criteria and ranges					Results[1]	Score	Weighted score
Book value per share excluding AOCI[2]		Threshold (10% below target)	Target	Maximum (8% above target)
	2021	$20.69	$22.99	$24.83	2021 $24.08	1.30
50%	2022	$24.03	$26.70	$28.83	2022 $26.50	0.93	60%
	2023	$25.14	$27.93	$30.17	2023 $29.53	1.36
	score	0	1.0	1.5		Average 1.20
Core return on equity 50%		Threshold (40% below target)	Target	Maximum (32% above target)
	2021	6.7%	11.1%	14.7%	2021 13.0%	1.27
	2022	7.3%	12.2%	16.1%	2022 11.9%	0.92	58%
	2023	8.1%	13.5%	17.9%	2023 15.9%	1.27
	score	0	1.0	1.5		Average 1.15

				2021 PSU performance factor			118%

1	2021 and 2022 results reported under IFRS 4 and IAS 39. 2023 results reported under IFRS 17 and 9.
2

For 2023, performance criteria defined as book value per share (excluding translation of foreign operations) plus after-tax total CSM per share with the implementation of IFRS 17 and IFRS 9 as of January 1, 2023.

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How the relative TSR multiplier was calculated

The relative TSR multiplier is calculated by comparing the TSR of Manulife common shares traded on the NYSE with the TSR of our performance peer group across the performance period. For PSUs granted in 2021, the relative TSR multiplier was calculated based on the following criteria that was approved by the board at the time of grant:

•	Top quartile TSR ranking: 1.2
•	2nd or 3rd quartile TSR ranking: 1.0
•	Bottom quartile TSR ranking: 0.8

Over the three-year performance period ending December 31, 2023, Manulife ranked in the 20th percentile (bottom quartile) amongst its performance peer group, resulting in a multiplier of 0.8.

To minimize distortions, we use the 20-day average share price for the opening and closing share price in the calculation of TSR for both Manulife and our performance peers. If we had used a shorter averaging period, the multiplier would have been 1.0 for the 2021 PSU payouts using the criteria described above.

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Compensation of the named executives

Roy Gori President and CEO

Mr. Gori is President and CEO and a member of the board of directors. He has overall responsibility for Manulife’s strategy, operations, and performance. Mr. Gori joined Manulife in 2015 as President and CEO, Manulife Asia, and was promoted to his current role in 2017.

Mr. Gori led Manulife to superior results in 2023 despite macroeconomic volatility, and under his leadership we have achieved significant milestones in our journey to transform the company, including the historic reinsurance transaction in our legacy Long-Term Care (LTC) business, the adoption of our industry’s most significant accounting standard change in decades, and continued accelerated growth with double-digit increases in our key profit and new business metrics.

Today, Manulife is a radically different company than when we began efforts to reshape our portfolio toward lower risk and higher returns and enhance Manulife’s attractiveness to investors. We have freed up more than $10 billion of capital1, improved core return on equity (core ROE) by 4.6 percentage points from 11.3% in 2017 to 15.9% and return on equity (ROE) from 5.0% in 2017 to 11.9%, and returned $18.9 billion to shareholders through dividends and buybacks since 2018. In 2023, Manulife was the top performer among the companies in both its performance and compensation peer groups with 28% TSR on the Toronto Stock Exchange.

Guided by our strategy, values, and mission, and with a continued focus on execution Manulife delivered strong financial results in 2023, with double-digital increases in core earnings per share (core EPS), core earnings, annualized premium equivalent sales (APE sales), new business contractual service margin (new business CSM), and new business value (NBV). We generated $4.5 billion of positive net inflows in Global WAM despite a challenging year for the retail fund industry. Additionally, our Life Insurance Capital Adequacy Test (LICAT) ratio increased from 131% to 137%2, and we returned $4.3 billion of capital to shareholders through dividends and share buybacks throughout the year.

The information below describes Manulife’s financial and operating results and other factors that went into determining his compensation for 2023.

2023 FINANCIAL AND OPERATING RESULTS

•	TSR of 28% for 2023, the highest return compared to our compensation and performance peer group
•	Net income attributed to shareholders was $5.1 billion in 2023 compared with a transitional net income attributed to shareholders of $3.5 billion[3] in 2022
•	Core earnings were $6.7 billion[3] in 2023, an increase of 13%[4] from 2022
•	Core EPS was $3.47[3] in 2023 and EPS was $2.61 in 2022 (compared with core EPS of $2.90[3] in 2022 and transitional EPS of $1.69 in 2022)
•	Core ROE was 15.9%[3] and ROE was 11.9% in 2023 (compared with core ROE of 14.0% in 2022 and transitional ROE of 8.2% in 2022)

1

 Pro-forma, includes $9 billion of capital release from 2018 to 2022 under IFRS 4, $0.2 billion from 2023 initiatives under IFRS 17, and an estimated $1.2 billion capital release under IFRS 17 from the transaction announced in December 2023 with Global Atlantic (to reinsure four in-force blocks of legacy or low ROE business) to be recognized in 2024.

2	This item is disclosed under the Office of the Superintendent of Financial Institutions (OSFI) Life Insurance Capital Adequacy Test Public Disclosure Requirements guideline.
3

Transitional net income and core earnings are non-GAAP financial measures and core EPS, transitional EPS, core ROE and transitional ROE are non-GAAP ratios. See Non-GAAP and other financial measures on page 63 for more information.

4	Percentage growth in core earnings is stated on a constant exchange rate basis.

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•	Adjusted book value per common share of $32.19[1] as at December 31, 2023, an increase of 9% from 2022. Book value per common share of $22.36 as at December 31, 2023, an increase of 3% from 2022
•	APE sales were $6.4[1] billion in 2023, an increase of 12% compared with 2022
•	NBV was $2.3[1] billion in 2023, an increase of 10% from 2022
•	New business CSM was $2,167[1] million in 2023, an increase of 12% from 2022
•	Global WAM net inflows were $4.5[1] billion, $1.3 billion higher compared with net inflows of $3.2 billion in 2022

PROGRESS AGAINST MANULIFE’S FIVE STRATEGIC PRIORITIES AND ESG STRATEGY

Accelerated growth

•

Generated 60% of core earnings from our highest potential businesses (54% in 2017), in-line with the prior year as the increase in core earnings from our highest potential businesses was mostly in-line with the increase in total company core earnings

•	Increased core earnings for the Asia segment by 11%[2] compared to 2022
•

Entered into an agreement to acquire multi-sector alternative credit manager CQS, headquartered in London. The acquisition will give Manulife Investment Management and CQS clients enhanced access to our combined global investment solutions

•	Continued the positive momentum in Canada, with strong Group Benefits performance (core earnings up 55%) and announced an important strategic partnership with League to launch our new health app.

Digital, customer leader

•	Improved relationship net promotor score (rNPS) by 22 points from the 2017 baseline and a 3-point improvement from 2022
•	Improved straight-through processing to 85%, a 2-percentage point improvement from 2022 and 17-percentage point improvement since 2018
•

Developed and launched the execution of our Digital Customer Roadmap to accelerate our path to digital, customer leadership by launching several digital enhancements, including a unified distribution platform for our global high net worth customers, first-in-market digital pre-issuance verification tool in Vietnam, and an optimized customer registration experience across our customer websites in the U.S. We also grew our Manulife mobile app downloads in Canada by 18%

•

Launched several Generative AI pilot initiatives which will help us target high value opportunities. Developed a technology architecture and a responsible Generative AI framework, to enable scaling of these pilots

Expense efficiency

•	Improved the expense efficiency ratio by 0.2 percentage points to 45.5%[1] for 2023 compared with 45.7% in 2022. Total expenses of $6.7 billion in 2023 compared to $5.8 billion in 2022
•

Continued to improve expense efficiency by lowering unit costs and improving scalability of our operations through digitizing to improve automation and straight-through processing; simplifying and standardizing processes; optimizing organizational structure, actively managing third-party spend and procurement; and rationalizing real estate expenditures

1  Adjusted book value, new business CSM and expense efficiency ratio are non-GAAP ratios, and new business value, APE sales and net flows are other specified financial measures. See Non-GAAP and other financial measures on page 63 for more information.

2  Percentage growth in core earnings is stated on a constant exchange rate basis.

The items marked with a are linked to enterprise goals for ESG-related measures that form part of our ESG strategy – see Manulife’s 2023 Sustainability Report to learn more.

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Portfolio optimization

•

Entered into a $13 billion agreement to reinsure four in-force blocks of legacy and low ROE business, including $6 billion of LTC insurance and investment contract net liabilities. This historic agreement represents the largest ever LTC reinsurance transaction in the insurance industry, and is a major milestone in Manulife’s transformation journey to reshape its portfolio by reducing risk, improving ROE, and deliver value to shareholders. The transaction also further validated the prudence of our LTC reserves and assumptions

•	Achieved the 2025 target of less than 15% of core earnings contribution from LTC and Variable Annuity businesses (12% for 2023), two years ahead of schedule
•	Released $217 million of capital through various other reinsurance optimization opportunities in 2023
•

Deployed a portion of excess capital to buy back 3.4% of common shares outstanding in 2023 and the board of directors declared a 9.6% increase in the quarterly dividend per common share for the first quarter of 2024

High performing team

•	Achieved top quartile employee engagement rank for the fourth consecutive year[1]
•	Awarded the Gallup Exceptional Workplace Award, recognizing our focus on engagement and prioritization of the employee experience
•	Named to Bloomberg’s 2023 Gender-Equality Index for the fifth consecutive year, highlighting our commitment to support gender equality through policy development, representation, and transparency
•

Recognized globally across various markets, including Mediacorp Canada Inc. (one of Canada’s Top 100 Employers for third consecutive year and Top Employers for Young People), Forbes (one of Canada’s Best Employers for the seventh consecutive year; Canada’s Best Employers for Diversity; and World’s Best Employers), and HR Asia (one of “Best Companies to work for in Asia 2023” across six of our Asian markets)

ESG

•

Appointed to the Dow Jones Sustainability North America Index ranking at the top decile (93rd percentile) of our GICS® Industry Group, as one of only eight insurers across North America to be included in the index overall; this recognition underscores our sustainable business practices and ability to deliver long-term shareholder value

•

Prioritized ESG as a key competitive differentiator and accelerated progress on our global Impact Agenda, including making progress towards our goal to achieve a net zero general account investment portfolio and a 40% reduction of absolute scope 1 and scope 2 emissions by 2035

•

Released Manulife’s Climate Action Implementation Report, outlining our plan to implement decarbonization efforts set out in our Climate Action Plan for our operations, our General Account investments, and our products and services, and outline specific steps to achieve our targets

•	Ranked among Corporate Knights’ 2024 100 Most Sustainable Corporations in the World for the first time, and recognized for our performance in sustainable revenues and investments

1 Based on the annual global employee engagement survey conducted by Gallup. Ranking is measured by the engagement grand mean as compared to Gallup’s Finance and Insurance Company level database	The items marked with a are linked to enterprise goals for ESG-related measures that form part of our ESG strategy – see Manulife’s 2023 Sustainability Report to learn more.

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TOTAL DIRECT COMPENSATION

Mr. Gori’s 2023 target total direct compensation takes into consideration the global scope and complexity of his role as President and CEO, what our global peers pay for similar roles (see page 57 for our compensation peer group), and what other senior executives at Manulife are paid.

The management resources and compensation committee received advice and additional research and analysis from its independent advisor when developing Mr. Gori’s compensation package. The board believes that Mr. Gori’s target compensation should be appropriately aligned against a global peer group, that it should reflect his performance, and that the pay mix should emphasize the focus on Manulife’s long-term performance and alignment with the shareholder experience.

The table below shows the total direct compensation the board approved for Mr. Gori for 2023, and his base salary and equity-based incentives for 2024, based on the recommendation of the committee.

The increases to Mr. Gori’s base salary and equity-based incentives for 2023 were approved by the board in February 2023 and disclosed in Manulife’s 2023 Management information circular. For 2024, the board did not make any changes to Mr. Gori’s base salary or annual incentive target and awarded him equity-based incentives of US$8,500,000 (no change from the prior year).

(US$)	2021	2022	2023	2024

Base salary	$1,200,000	$1,200,000	$1,300,000	$1,300,000

Annual incentive[1]	$4,600,800	$2,923,200	$3,806,400	$2,600,000 (target)

Equity-based incentives[1]
• PSUs	$4,095,000	$4,920,000	$5,100,000	$5,100,000
• RSUs	$2,730,000	$3,280,000	$3,400,000	$3,400,000

Total direct compensation	$12,625,800	$12,323,200	$13,606,400	$12,400,000

1	Timing of awards: the 2023 column includes the annual incentive awarded for 2023 that was paid in February 2024 and the equity-based incentives granted in March 2023.

2023 compensation mix

2024 target compensation mix

2024 Management information circular	75

Base salary

Mr. Gori’s base salary was US$1,300,000 in 2023 and remains unchanged for 2024.

Annual incentive

Mr. Gori’s 2023 annual incentive award was approved and paid in February 2024 at 146% of his target, reflective of a 122% company performance score (as discussed on page 59) and a 120% individual performance score (based on his individual accomplishments highlighted earlier in this section). Specifically, the board considered Mr. Gori’s leadership in delivering strong financial results, his contributions to the historic $13 billion transaction to reinsure four blocks of legacy/low ROE business at close to book value, and Manulife’s stock price performance.

When determining his annual incentive award, the board also took into account the decision to reduce the impact of the individual performance score for annual incentive awards compared to previous years (please see page 75 for more details).

10% of the award was delivered in Manulife common shares purchased on the open market.

You can read about the annual incentive awards and our 2023 performance starting on page 58.

Equity-based incentives

Mr. Gori’s 2023 equity-based incentive awards totaled US$8,500,000. The awards, made in March 2023, were based on his performance, the competitive position of his compensation compared with our global compensation peer group (see page 57) and the board’s focus on aligning executive pay with the interests of our shareholders.

You can read about the performance criteria for the performance share units starting on page 67.

In February 2024, the board approved US$8,500,000 in equity-based incentives for 2024 (the same amount as his award in the previous year), and allocated 60% to performance share units and 40% to restricted share units. These awards are intended to be forward-looking. The actual amount Mr. Gori realizes will be greater or less than the theoretical grant date amount based on our share price at the time of vesting and Manulife’s financial performance over the next three years.

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PAY FOR PERFORMANCE

To ensure the effectiveness of our executive compensation program and its alignment to our core principle of paying for performance, we analyze it from a variety of perspectives. See the executive summary on page 49, for a comparison of what the CEO has earned over the past five years to the value earned by shareholders over the same period.

The graph below compares Manulife’s TSR to the performance of the S&P/TSX Composite Financials Index and to the median of our performance peer group. It also shows the CEO’s realized and realizable pay over the same period and how it aligns with our share price. The graph shows that when TSR has been lower, CEO pay has decreased, and when TSR has been higher, the CEO’s pay has increased. This link is the direct result of awarding a significant portion of CEO pay in equity-based incentives.

	2019	2020	2021	2022	2023
Manulife TSR (on the TSX)	42.0%	(9.2%)	11.6%	5.9%	28.3%
Median of our performance peer group	29.8%	(5.1%)	37.3%	6.2%	6.3%
S&P/TSX Composite Financials Index	21.4%	1.6%	36.5%	(9.4%)	13.9%
Realized and realizable pay for the CEO[1]	$23.8M	$4.2M	$18.2M	$16.0M	$38.9M

1

 Realized and realizable pay for Mr. Gori. Equity is valued based on the closing prices of Manulife common shares on the TSX as at December 31 for each year. For 2023, reflects $13.3 million received in cash (realized pay), and an increase of $25.6 million in outstanding equity awards that have not yet been realized (change in realizable pay).

Realized and realizable pay

•	cash compensation paid for a given year, including salary, annual incentive (earned for the year shown but paid the following year),
•

payouts of restricted share units and performance share units upon vesting and gains realized from exercising stock options, and the change in value of outstanding restricted share units, performance share units, stock options, deferred share units and shares held in escrow on December 31 of a given year compared to December 31 of the previous year, based on our share price on the TSX as at each of those dates.

Total shareholder return

TSR is the change in value of an investment between January 1 and December 31 of a given year, assuming dividends are reinvested. For Manulife, TSR reflects the value of our common shares on the TSX.

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Colin Simpson Chief Financial Officer (effective July 1, 2023)

Mr. Simpson was appointed Chief Financial Officer (CFO) effective July 1, 2023, from the role of Chief Financial Officer, U.S. and General Account.

As Manulife’s CFO, Mr. Simpson is responsible for managing Manulife’s financial affairs, including financial accounting and reporting; planning and analysis; taxation; investor relations; treasury; capital management and financial regulation, while also overseeing the strategy, transformation and corporate development functions. He is a member of Manulife’s executive leadership team.

Following his appointment in July 2023, Mr. Simpson worked to quickly integrate into his new role and build trusted relationships within Manulife and the investment community. During his time as CFO, he has strengthened Manulife’s balance sheet, optimized processes related to our implementation of IFRS 17 and IFRS 9, educated external stakeholders on understanding our performance under the new reporting standards, and strengthened our financial leadership team globally. He and his team also played a pivotal role in completing the historic transaction to reinsure four in-force blocks of legacy and low ROE business, including receiving regulatory approval from the Office of the Superintendent of Financial Institutions (OSFI) for a Normal Course Issuer Bid of up to 50 million shares, representing approximately 2.8% of Manulife’s issued and outstanding common shares.

The information below describes financial and operating results and other factors that went into determining his compensation for 2023.

2023 FINANCIAL AND OPERATING RESULTS

•	Net income attributed to shareholders was $5.1 billion in 2023 compared with transitional net income attributed to shareholders of $3.5 billion[1] in 2022
•	Core earnings were $6.7 billion[1] in 2023, up 13%[2] from 2022
•	Core EPS was $3.47[1] and EPS was $2.61 in 2023 (compared with core EPS of $2.90 and transitional EPS of $1.69 in 2022)
•	Core ROE was 15.9%[1] and ROE was 11.9% in 2023 (compared with core ROE of 14.0% and transitional ROE of 8.2% in 2022)
•	Adjusted book value per common share was $32.19[1] as at December 31, 2023, up 9% from 2022. Book value per common share was $22.36 as at December 31, 2023, up 3% from 2022
•	The Manufacturers Life Insurance Company’s LICAT ratio was 137%[3] in 2023, compared with a ratio of 131% in 2022
•	Remittances were $5.5 billion[1] in 2023

1  Transitional net income, core earnings and adjusted book value per common share are non-GAAP financial measures and core ROE is a non-GAAP ratio. Remittances is a specified financial measure. See Non-GAAP and other financial measures on page 63 for more information.

2  Percentage growth in core earnings stated on a constant exchange rate basis.

3  This item is disclosed under the Office of the Superintendent of Financial Institutions (OSFI) Life Insurance Capital Adequacy Test Public Disclosure Requirements guideline.

The items marked with a are linked to enterprise goals for ESG-related measures that form part of our ESG strategy – see Manulife’s 2023 Sustainability Report to learn more.

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CONTRIBUTION TO THE DELIVERY OF MANULIFE’S FIVE STRATEGIC PRIORITIES AND ESG STRATEGY

•

Entered into an agreement to reinsure four in-force blocks of legacy and low ROE business, including $6 billion of LTC insurance and investment contract net liabilities. This historic agreement represents the largest ever LTC reinsurance transaction in the insurance industry, and is a major milestone in Manulife’s transformation journey to reshape its portfolio by reducing risk, improving ROE and deliver value to shareholders. The transaction also further validated the prudence of our LTC reserves and assumptions. Obtained approval from regulatory authorities to buy back up to 2.8% of common shares outstanding in 2024

•

Deployed a portion of excess capital to buy back 3.4% of common shares outstanding in 2023 and the board declared a 9.6% increase in the quarterly dividend per common share for the first quarter of 2024

•	Executed on our strategy to drive TSR and ranked first in performance amongst our performance peers, including enhancements to our outreach to the investor community
•	Supported the acquisition of multi-sector alternative credit manager CQS
•

Continued to drive expense discipline; improved the expense efficiency ratio by 0.2 percentage points to 45.5% for 2023 compared with 45.7% in 2022, and achieved over $1 billion in cumulative saves which was one year ahead of target

•	Ranked in the top quartile amongst global financial services and insurance companies on our 2023 engagement survey[1]
•	Continued to serve as the executive sponsor of the Association of Multicultural Professionals (AMP) Employee Resource Group

1	Based on the annual global employee engagement survey conducted by Gallup. Ranking is measured by the engagement grand mean as compared to Gallup’s Finance and Insurance Company level database.

TOTAL DIRECT COMPENSATION

The table below shows the total direct compensation the board approved for Mr. Simpson for 2023, and his base salary and equity-based incentives for 2024, based on the recommendation of the CEO and the committee

	2023[1]	2024

Base salary	$800,000	$800,000

Annual incentive[2]	$1,076,000	$1,080,000 (target)
Equity-based incentives[2]
• PSUs	$500,000	$1,440,000
• RSUs	$500,000	$960,000

Total direct compensation	$2,876,000	$4,280,000

1

Mr. Simpson joined Manulife as Chief Financial Officer, U.S. and General Account on November 1, 2022. He was appointed Chief Financial Officer on July 1, 2023. The 2023 column shows his annual salary in the new role and the equity-based incentives granted in March 2023 while in his previous role.

2	Timing of awards: the 2023 column includes the annual incentive awarded for 2023 that was paid in February 2024 and the equity-based incentives granted in March 2023.

2024 Management information circular	79

2023 compensation mix

2024 target compensation mix

Base salary

Mr. Simpson’s salary was $800,000 effective July 1, 2023 and remains unchanged for 2024.

Annual incentive

Mr. Simpson’s 2023 annual incentive award was approved and paid in February 2024 at 128% of his target, reflective of a 122% company performance score (as discussed on page 59) and a 105% individual performance score (based on his individual accomplishments highlighted earlier in this section). Specifically, the board considered Mr. Simpson’s early accomplishments including enhancements to our outreach efforts to the investor community, as well as being a key contributor to the $13 billion transaction to reinsure four blocks of legacy/low ROE business at close to book value.

10% of the award was delivered in Manulife common shares purchased on the open market.

Equity-based incentives

Mr. Simpson’s 2023 equity-based incentive awards totaled $1,000,000. The awards, granted in March 2023 with respect to his prior role as Chief Financial Officer, U.S. and General Account, were based on his performance, the competitive position of his compensation compared to our compensation peer group and the board’s focus on aligning executive pay with the interests of our shareholders.

In February 2024, the board approved $2,400,000 in equity-based incentives for Mr. Simpson and allocated 60% to performance share units and 40% to restricted share units. These awards are intended to be forward-looking. The actual amount Mr. Simpson realizes will be greater or less than the theoretical grant date amount based on our share price at the time of vesting and Manulife’s financial performance over the next three years.

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Phil Witherington President and Chief Executive Officer, Manulife Asia (effective July 1, 2023)

Mr. Witherington was appointed President and Chief Executive Officer (CEO) of Manulife Asia, effective July 1, 2023. In this role, he is responsible for Manulife’s fast-growing Asia franchise including businesses in Hong Kong and Macau, mainland China, Japan, Singapore, Vietnam, Indonesia, the Philippines, Malaysia, Cambodia, and Myanmar. Prior to this appointment, Mr. Witherington was Chief Financial Officer at Manulife and, prior to that, Chief Financial Officer of Manulife Asia. He is a member of Manulife’s executive leadership team.

Mr. Witherington successfully navigated a year of significant change, demonstrating resilience, adaptability, and leadership throughout. In his former role as Chief Financial Officer, he oversaw the successful implementation of reporting under IFRS 17 and IFRS 9. In the short time in his current role as leader of our Asia business, Mr. Witherington has built strong momentum, advancing our growth ambitions in the region, enabled leadership to focus on areas of greatest impact, and further strengthened our relationships with partners, regulators and key agents in the region.

The information below describes the Asia segment financial and operating results and other factors that went into determining his compensation for 2023.

2023 FINANCIAL AND OPERATING RESULTS

•	Net income attributed to shareholders was US$995 million in 2023 compared with transitional net income attributed to shareholders of US$481 million[1] in 2022
•	Core earnings were US$1.5 billion[1] in 2023, an increase of 11%[2] compared with 2022
•	APE sales were US$3.3 billion in 2023, an increase of 15% from 2022
•	New business value was US$1.2 billion in 2023, an increase of 3% compared with 2022
•	New business CSM was US$1.1 billion in 2023, a 16% increase compared with 2022

CONTRIBUTION TO THE DELIVERY OF MANULIFE’S FIVE STRATEGIC PRIORITIES AND ESG STRATEGY

•	Led Manulife’s successful transition to reporting under the IFRS 17 and IFRS 9 accounting standards
•

Continued to enhance our mainland Chinese visitor (MCV) customer capabilities to complement our prominent domestic franchise in Hong Kong with the support from the launch of an expanded hospital network covering more than 3,000 hospitals in mainland China and the opening of our second prestige service centre in Hong Kong. Our continued investments in MCV capabilities have contributed to robust MCV APE sales in 2023, more than double that of our 2019 pre-pandemic levels

•

Launched a unified high net worth onboarding platform in Bermuda, Hong Kong and Singapore. The new platform makes new business application, underwriting and compliance processes simpler and faster, enabling more streamlined interactions and an overall enhanced experience for both our brokers and customers

•

Continued to drive agency productivity and professionalization across the region, with the initial roll out of Manulife Pro in Singapore and Vietnam, a comprehensive premier recognition and activation program, providing selected agents with differentiated resources and tools

1  Transition net income and core earnings are non-GAAP financial measures. See Non-GAAP and other financial measures on page 63 for more information.

2  Percentage growth in core earnings is stated on a constant exchange rate basis.

The items marked with a are linked to enterprise goals for ESG-related measures that form part of our ESG strategy – see Manulife’s 2023 Sustainability Report to learn more.

2024 Management information circular	81

•

Made it easier for customers to manage their policies through the continued enhancement of our voice bot capabilities at our contact center in Japan, including the migration of our telephony systems to Amazon Connect. This has contributed to a year-over-year increase of 13% in 2023 in the proportion of customer-initiated interactions that are handled by interactive voice response system without any human intervention

•

Enhanced customer experience at point of sales in Vietnam through the roll-out of a first-in-market digital pre-issuance verification tool, providing customers with an easier way to review their policy before issuance, and ensure that it fully addresses their insurance needs

•

Ranked in the top decile (92nd percentile) amongst global financial services and insurance companies on our 2023 engagement survey[1] and recognized by HR Asia as one of the “Best Companies to Work for in Asia 2023” in six of our Asian markets – mainland China, Hong Kong, Malaysia, Vietnam, Indonesia, and the Philippines

1

 Engagement results based on the annual global employee engagement survey conducted by Gallup. Ranking is measured by the engagement grand mean as compared to Gallup’s Finance and Insurance Company level database.

TOTAL DIRECT COMPENSATION

The table below shows the total direct compensation the board approved for Mr. Witherington for 2023, and his base salary and equity-based incentives for 2024, based on the recommendation of the CEO and the committee

	2021 CA$	2022 CA$	2023[2] HK$	2024[3] HK$

Base salary	$915,000	$950,000	5,850,000	6,060,000

Annual incentive[1]	$2,280,000	$1,562,000	12,311,000	9,090,000 (target)
Equity-based incentives[1]
• PSUs	$1,620,000	$1,680,000	13,863,288	15,257,829
• RSUs	$1,080,000	$1,120,000	9,242,192	10,171,886

Total direct compensation	$5,895,000	$5,312,000	41,266,480	40,579,715

1	Timing of awards: the 2023 column includes the annual incentive awarded for 2023 that was paid in February 2024 and the equity-based incentives granted in March 2023.
2

 He was appointed President and Chief Executive Officer, Manulife Asia on July 1, 2023. In March 2023, $4.0 million of equity-based incentives were granted in Canadian dollars and amounts have been converted to Hong Kong dollars for presentation purposes using the average exchange rates for the 10 trading days before the grant date.

3

 In March 2024, US$3.25 million of equity-based incentives were granted in U.S. dollars and amounts have been converted to Hong Kong dollars for presentation purposes using the average exchange rates for the 10 trading days before the grant date.

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2023 compensation mix

2024 target compensation mix

Base salary

Mr. Witherington’s salary was HK$5,850,000 in 2023 and was increased to HK$6,060,000 effective March 1, 2024.

Annual incentive

Mr. Witherington’s 2023 annual incentive award was approved and paid in February 2024 at 140% of his target, reflective of a 122% company performance score (as discussed on page 59) and a 115% individual performance score (based on his individual accomplishments highlighted earlier in this section). Specifically, the board considered Mr. Witherington’s contributions to successfully leading the implementation of reporting under IFRS17 and IFRS 9 in his role as Chief Financial Officer, as well as delivering strong financial results and developing our growth ambitions in Asia in his new role as President and CEO of Manulife Asia.

10% of the award was delivered in Manulife common shares purchased on the open market.

Equity-based incentives

Mr. Witherington’s 2023 equity-based incentive awards totaled $4,000,000 (HK$23,105,480). The awards, granted in March 2023, were based on his performance, the competitive position of his compensation compared to our compensation peer group and the board’s focus on aligning executive pay with the interests of our shareholders.

In February 2024, the board approved US$3,250,000 in equity-based incentives for Mr. Witherington (HK$25,429,715) and allocated 60% to performance share units and 40% to restricted share units. These awards are intended to be forward-looking. The actual amount Mr. Witherington realizes will be greater or less than the theoretical grant date amount based on our share price at the time of vesting and Manulife’s financial performance over the next three years.

2024 Management information circular	83

Paul Lorentz President & CEO, Global Wealth and Asset Management

Mr. Lorentz is responsible for all aspects of the company’s Global Wealth and Asset Management business, including the retirement, retail and institutional channels. He also has direct oversight of the investment teams across both public and private market capabilities. He is accountable for delivering leading solutions for investors while creating stronger global alignment by forging these areas into a single global organization. He is a member of Manulife’s executive leadership team.

Amid higher interest rates and volatile equity and fixed income markets globally, Mr. Lorentz delivered solid Global WAM results which include $4.5 billion in net inflows. Under his leadership, the business completed the acquisition of CQS, whose multi-sector alternative credit capabilities complement our existing fixed-income and multi-asset solutions business. He also oversaw the expansion of our product offerings in Asia, our institutional growth, the implementation of a new retail advisory platform in Canada, the expansion and diversification of revenue in our Global Retirement business, and delivered new digital capabilities to investors.

The information below describes the Global WAM segment financial and operating results and other factors that went into determining his compensation for 2023.

2023 FINANCIAL AND OPERATING RESULTS

•	Net income attributed to shareholders was $1,297 million in 2023 compared with $1,121 million in 2022
•	Core earnings were $1,321 million[1] in 2023, a decline of 1%[2] compared with 2022
•	Core EBITDA margin was 24.9% in 2023 compared with 27.2% in 2022, and net annualized fee income yield on average AUMA of 44.2 basis points in 2023 improved from 43.0 basis points in 2022
•	Gross flows were $143.4 billion in 2023, an increase of 2% compared with 2022
•	Net inflows were $4.5 billion compared with $3.2 billion in 2022
•	Assets under management and administration (AUMA) ended the year at $849.2 billion[1] in 2023, an increase of 11% compared with 2022

CONTRIBUTION TO THE DELIVERY OF MANULIFE’S FIVE STRATEGIC PRIORITIES AND ESG STRATEGY

•

Completed the acquisition of CQS, a multi-sector alternative credit firm with approximately $18.8 billion in assets under management as at October 31, 2023, which will add new investment capabilities for both institutional and global investors and will help scale our European presence

•

Led the expansion of solutions in Asia including the launch of the Global Semiconductors strategy in the retail market in Japan which garnered more than $0.8 billion in net flows since its launch in 3Q23, to meet investor needs for wealth solutions

•

Established strategic partnerships in Canada that will provide access to leading advisory technology and portfolio management platforms, thereby broadening our retail wealth planning and advice business in Canada

1  Core earnings and AUMA are non-GAAP financial measures and core EBITDA margin is a non-GAAP ratio. See Non-GAAP and other financial measures on page 63 for more information.

2  Percentage growth in core earnings is stated on a constant exchange rate basis.

The items marked with a are linked to enterprise goals for ESG-related measures that form part of our ESG strategy – see Manulife’s 2023 Sustainability Report to learn more.

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•

Developed and executed ambitious digital roadmap to unlock customer value and cost savings by accelerating customer adoption of digital-first tools and applications within our Global Retail and Retirement channels

•	Ranked in the top quartile (88th percentile) among global financial services and insurance companies on our 2023 engagement survey[1]
•	Recognized by IPE Real Assets as the world’s largest natural capital investment manager[2]
•	Hong Kong Retirement business was the recipient of 19 awards during the year, including the “2023 MPF Awards — People’s Choice” award for the fifth consecutive year
•	Delivered the first ESG-themed products accessible to all Hong Kong pensioners with the launch of sustainable equity and fixed income funds in the Mandatory Provident Fund (MPF) market
•	U.S. Retail’s thought leadership content, Market Intelligence, was named “Digital Marketing Campaign of the Year” at the “With Intelligence Mutual Fund & ETF” Awards

1	Based on the annual global employee engagement survey conducted by Gallup. Ranking is measured by the engagement grand mean as compared to Gallup’s Finance and Insurance Company level database.
2	Ranking based on total natural capital AUM, which includes forestry/timberland and agriculture and farmland AUM

TOTAL DIRECT COMPENSATION

The table below shows the total direct compensation the board approved for Mr. Lorentz for 2023 and his base salary and equity-based incentives for 2024, based on the recommendation of the CEO and the committee.

	2021	2022	2023	2024

Base salary	$650,000	$850,000	$850,000	$870,000

Annual incentive[1]	$1,731,000	$1,938,000	$2,281,000	$1,740,000 (target)
Equity-based incentives[1]
• PSUs	$940,000	$1,500,000	$2,280,000	$2,280,000

• RSUs	$1,410,000	$1,000,000	$1,520,000	$1,520,000

Total direct compensation	$4,731,000	$5,288,000	$6,931,000	$6,410,000

1	Timing of awards: the 2023 column includes the annual incentive awarded for 2023 that was paid in February 2024 and the equity-based incentives granted in March 2023

2024 Management information circular	85

2023 compensation mix

2024 target compensation mix

Base salary

Mr. Lorentz’s salary was $850,000 in 2023 and was increased to $870,000 effective March 1, 2024.

Annual incentive

Mr. Lorentz’s 2023 annual incentive award was approved and paid in February 2024 at 134% of his target, reflective of a 122% company performance score (as discussed on page 59) and a 110% individual performance score (based on his individual accomplishments highlighted earlier in this section). Specifically, the board considered Mr. Lorentz’s leadership in the acquisition of CQS, a multi-sector alternative credit firm, to scale our global institutional business and European presence, and $4.5 billion of net inflows in our Global WAM business despite challenges in the retail fund industry.

10% of the award was delivered in Manulife common shares purchased on the open market.

Equity-based incentives

Mr. Lorentz’s 2023 equity-based incentive awards totaled $3,800,000. The awards, granted in March 2023, were based on his performance, his anticipated future contributions, the competitive position of his compensation compared to our compensation peer group, and the board’s focus on aligning executive pay with the interests of our shareholders.

In February 2024, the board approved $3,800,000 in equity-based incentives and allocated 60% to performance share units and 40% to restricted share units. These awards are intended to be forward-looking. The actual amount Mr. Lorentz realizes will be greater or less than the theoretical grant date amount based on our share price at the time of vesting and Manulife’s financial performance over the next three years.

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Scott Hartz Chief Investment Officer

Mr. Hartz is Chief Investment Officer for Manulife. He oversees all of Manulife’s General Account investments in Canada, the United States, Asia and Europe. Mr. Hartz is also the Chief Investment Officer for John Hancock Life Insurance Company (U.S.A.), a wholly owned subsidiary of Manulife. He is a member of Manulife’s executive leadership team.

Mr. Hartz generated positive investment returns in Manulife’s general fund despite the challenges imposed by the high interest rate environment and continued stress on the commercial real estate markets. He oversaw the diversification of the general fund to avoid risk concentration, leveraged alternative long duration asset (ALDA) yields to minimize the need to pursue riskier fixed income strategies, and continued to maintain underwriting support and favourable credit quality. Under his leadership, the General Account reduced the general fund’s exposure to geopolitical issues, modified the investment process to reduce trading costs, and continued to incorporate ESG into our investment processes. The information below describes the financial and operating results and other factors that went into determining his compensation for 2023.

2023 FINANCIAL AND OPERATING RESULTS

•

Delivered $18.0 billion in net investment income in 2023 compared with $0.3 billion in 2022. This was driven by effects due to the impact of the higher interest rate environment and higher equity markets, partially offset by losses on real estate relating to declining office property values

•

Managed the company’s interest rate risk within the board approved risk limits such that Manulife recorded a $142 million gain in total comprehensive income despite the volatile interest rate environment

•	General fund invested assets were $417 billion as at December 31, 2023, an increase of $17 billion compared to the previous year
•

Investments in renewable energy and energy projects had a carrying value of $13.4 billion as at December 31, 2023 (2022 – $13.6 billion). These assets include renewable bonds, renewable private equity, and energy efficient bonds

CONTRIBUTION TO THE DELIVERY OF MANULIFE’S FIVE STRATEGIC PRIORITIES AND ESG STRATEGY

•

Formed the General Account Sustainable Investment Committee, to provide oversight of our evolving ESG strategy as well as the General Account ESG Council to implement ESG initiatives within Asian investment portfolios

•	Maintained a high-quality fixed income portfolio throughout 2023, which was 96% investment grade with 71% rated A or higher
•	Grew our portfolio of green investments in our General Account by $0.8 billion to $48.3 billion in 2023, representing 11.6% of the General Account fund as of December 31, 2023
•	Invested in timberland where harvesting is curtailed to produce carbon credits

The items marked with a are linked to enterprise goals for ESG-related measures that form part of our ESG strategy – see Manulife’s 2023 Sustainability Report to learn more.

2024 Management information circular	87

•	Published short-term science-based emissions reduction targets for the General Account investment portfolio in accordance with the SBTi methodology, covering over 42% of our portfolio
•

Published a General Account Thermal Coal Policy Statement to outline Manulife’s approach to new thermal coal investments, in alignment with our commitment to net zero and efforts to manage risks associated with the transition to a low-carbon economy

•	Ranked in the top decile (97th percentile) among global financial services and insurance companies on our 2023 engagement survey[1]

1	Based on the annual global employee engagement survey conducted by Gallup. Ranking is measured by the engagement grand mean as compared to Gallup’s Finance and Insurance Company level database.

TOTAL DIRECT COMPENSATION

The table below shows the total direct compensation the board approved for Mr. Hartz for 2023, and his base salary and equity-based incentives for 2024, based on the recommendation of the CEO and the committee.

(US$)	2021	2022	2023	2024
Base salary	$700,000	$715,000	$750,000	$750,000
Annual incentive[1]	$1,864,000	$1,306,000	$1,441,000	$1,125,000 (target)
Equity-based incentives[1]
• PSUs	$1,200,000	$1,260,000	$1,380,000	$1,260,000
• RSUs	$800,000	$840,000	$920,000	$840,000
Total direct compensation	$4,564,000	$4,121,000	$4,491,000	$3,975,000

1	Timing of awards: the 2023 column includes the annual incentive awarded for 2023 that was paid in February 2024 and the equity-based incentives granted in March 2023.

2023 compensation mix

2024 target compensation mix

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Base salary

Mr. Hartz’s salary was US$750,000 in 2023 and remains unchanged for 2024.

Annual incentive

Mr. Hartz’s 2023 annual incentive award was approved and paid in February 2024 at 128% of his target, reflective of a 122% company performance score (as discussed on page 59) and a 105% individual performance score (based on his individual accomplishments highlighted earlier in this section). Specifically, the board considered Mr. Hartz’s contributions to leading the investment of our general fund assets through difficult macroeconomic conditions and lower-than-expected returns on alternative long-duration assets (ALDA).

10% of the award was delivered in Manulife common shares purchased on the open market.

Equity-based incentives

Mr. Hartz’s 2023 equity-based incentive awards totaled US$2,300,000. The awards, granted in March 2023, were based on his performance, the competitive position of his compensation compared to our compensation peer group and the board’s focus on aligning executive pay with the interests of our shareholders.

In February 2024, the board approved US$2,100,000 in equity-based incentives and allocated 60% to performance share units and 40% to restricted share units. These awards are intended to be forward- looking. The actual amount Mr. Hartz realizes will be greater or less than the theoretical grant date amount based on our share price at the time of vesting and Manulife’s financial performance over the next three years.

2024 Management information circular	89

Marc Costantini Global Head of Inforce Management

Mr. Costantini was appointed Global Head of Inforce Management on June 13, 2022 and is responsible for leading all initiatives to improve the profitability and risk profile of Manulife’s Inforce Management business. He is a member of Manulife’s executive leadership team.

Mr. Costantini led Inforce Management through an exceptional year that culminated in Manulife’s successful transaction with Global Atlantic to reinsure four in-force blocks of legacy and low ROE business, including $6 billion of long-term care (LTC) insurance. This was the largest ever long-term care transaction in the industry, and a significant milestone in Manulife’s transformation.

Under his leadership, the Inforce Management business continued to unlock capital from both inorganic and organic initiatives while enhancing the customer experience and optimizing the contribution of legacy and Inforce businesses to Manulife’s results.

The information below describes the financial and operating results for the Inforce Management business and other factors that went into determining his compensation for 2023.

2023 FINANCIAL AND OPERATING RESULTS

•	Released $217 million of capital through reinsurance optimization opportunities in 2023
•

Core earnings contribution from LTC and Variable Annuity (VA) businesses of 12% in 2023, a decrease of 4 percentage point compared with 2022 and achieved our 2025 target of less than 15% of core earnings contribution from LTC and VA two years ahead of schedule

•

US$0.9 billion of LTC present value of rate increases (PVRI) approvals in 2023, more than 45% of the US$2.0 billion future rate increases assumed in the 2022 basis change. Further, we enhanced alternatives presented to our customers in lieu of paying a premium increase with the introduction of a customer buyout option, starting with the 2022 re-rate filings

CONTRIBUTION TO THE DELIVERY OF MANULIFE’S STRATEGIC PRIORITIES AND ESG STRATEGY

•

Entered into an agreement to reinsure four in-force blocks of legacy and low ROE business, including $6 billion of LTC insurance and investment contract net liabilities. This historic agreement represents the largest ever LTC reinsurance transaction in the insurance industry, and is a major milestone in Manulife’s transformation journey to reshape its portfolio by reducing risk, improving ROE and delivering value to shareholders. The transaction also further validated the prudence of our LTC reserves and assumptions

•	Executed on our organic Inforce Management program, including leading the enhancement of customer service experience involving digitalization, fraud detection, wellness, and buyouts
•	Updated the Inforce Management strategy to reflect the implementation of IFRS 17 and IFRS 9
•	Ranked in the top decile (95th percentile) among global financial services and insurance companies on our 2023 engagement survey[1]
•	Served as the executive sponsor for the Global Women’s Alliance ESG and mentor to several senior executives

1 Based on the annual global employee engagement survey conducted by Gallup. Ranking is measured by the engagement grand mean as compared to Gallup’s Finance and Insurance Company level database.	The items marked with a are linked to enterprise goals for ESG-related measures that form part of our ESG strategy – see Manulife’s 2023 Sustainability Report to learn more.

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TOTAL DIRECT COMPENSATION

The table below shows the total direct compensation the board approved for Mr. Costantini for 2023, and his base salary and equity-based incentives for 2024, based on the recommendation of the CEO and the committee.

(US$)	2022		2023	2024
Base salary	$720,000	[1]	$740,000	$740,000
Annual incentive[2]	$1,057,000		$1,706,000	$1,110,000 (target)
Equity-based incentives[2]
• PSUs	$1,050,000		$1,110,000	$1,500,000
• RSUs	$700,000		$740,000	$1,000,000
Total direct compensation	$3,527,000		$4,296,000	$4,350,000

1	Mr. Costantini was rehired in June 2022. Represents his annual salary.
2	Timing of awards: the 2023 column includes an annual incentive awarded for 2023 and paid in February 2024, and the equity-based incentives granted in March 2023.

2023 compensation mix

2024 target compensation mix

2024 Management information circular	91

Base salary

Mr. Costantini’s salary was US$740,000 in 2023 and remains unchanged for 2024.

Annual incentive

Mr. Costantini’s 2023 annual incentive award was approved and paid in February 2024 at 171% of his target, reflective of a 122% company performance score (as discussed on page 59) and a 140% individual performance score (based on his individual accomplishments highlighted earlier in this section). In particular, the board recognized Mr. Costantini’s instrumental leadership in completing a $13 billion transaction to reinsure four blocks of legacy/low ROE business at close to book value. This historic transaction, which closed on February 22, 2024, resulted in a significant positive impact to shareholder value as it was a contributing factor to our position as the top performer in our peer group with 28% total shareholder return on the Toronto Stock Exchange. The transaction is expected to release $1.2 billion in capital to shareholders1.

The board considered this transaction to be an exceptional one-time event which drove significant shareholder value and warranted exceeding the typical range for the amount an executive’s individual performance should impact their annual award.

10% of the award was delivered in Manulife common shares purchased on the open market.

For 2024, Mr. Costantini’s annual incentive target was increased from 135% to 150% of base salary, reflecting the scope of his role compared to his peers.

Equity-based incentives

Mr. Costantini’s 2023 equity-based incentive awards totaled US$1,850,000. The awards, granted in March 2023, were based on his anticipated future contributions to Manulife, the competitive position of his compensation compared to our compensation peer group, and the board’s focus on aligning executive pay with the interests of our shareholders.

In February 2024, the board approved US$2,500,000 in equity-based incentives and allocated 60% to performance share units and 40% to restricted share units. These awards are intended to be forward-looking. The actual amount Mr. Costantini realizes will be greater or less than the theoretical grant date amount based on our share price at the time of vesting and Manulife’s financial performance over the next three years.

Please see the summary compensation table on page 95 for additional details.

1	For additional information related to this transaction, please see page 22 of our 2023 MD&A for the year ended December 31, 2023.

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Share performance

The graph below compares the cumulative value of $100 invested in Manulife common shares for a five-year period beginning on December 31, 2018 with the value of $100 invested in each of two major market indices and an “index” of our performance peers for the same period assuming dividends were reinvested.

Manulife’s share price performance compared to peers and other relevant indices is one lens the board reviews when establishing executive pay levels.

Year ended December 31	2018	2019	2020	2021	2022	2023

Manulife	$100.00	$142.01	$128.94	$143.90	$152.33	$195.50

S&P/TSX Composite Index	$100.00	$122.84	$129.72	$162.26	$152.79	$170.74

S&P/TSX Composite Financials Index	$100.00	$121.36	$123.32	$168.33	$152.54	$173.73

Performance Peer Group Index[1]	$100.00	$129.79	$123.24	$169.27	$179.80	$191.08

1

 Annual return is the value of a $100 investment on December 31, 2018 over a five-year period assuming investment had achieved the median shareholder return of our performance peer group each year (see page 68 for a listing of these peers).

2024 Management information circular	93

Cost of management ratio

The table below shows that total compensation for Manulife’s named executives in 2023 was 1.0% of net income attributable to shareholders.

The table provides total compensation awarded to our named executives, as reported in the summary compensation table in each of the previous five years. There were six named executives in 2023, compared to five in previous years. An additional column has been added showing the cost of management ratio for 2022 using transitional rather than reported net income. This value is materially different than what was disclosed in the 2023 Management information circular, entirely due to the implementation of the new accounting standards, IFRS 17 and IFRS 9. For more information on the impact that the transition to IFRS 17 and IFRS 9 has had on our financial results in 2022 and 2023 please refer to page 44.

	Reported under IFRS 4 and IAS 39				Reported under IFRS 17 and IFRS 9
	2019	2020	2021	2022	2022 Transitional[1]	2023

Total compensation reported for the named executives ($ thousands)	$38,492	$36,828	$41,839	$41,647	$41,647	$51,165

Net income attributed to shareholders ($ millions)	$5,602	$5,871	$7,105	$7,294	$3,498	$5,103

Cost of management ratio	0.7%	0.6%	0.6%	0.6%	1.2%	1.0%

1	Transitional net income attributed to shareholders is a non-GAAP financial measure. See Non-GAAP and other financial measures on page 63 for more information.

Cost of management ratio

Total compensation paid to the named executives divided by net income attributed to shareholders, expressed as a percentage.

Named executives each year

2023: Roy Gori, Colin Simpson, Phil Witherington, Paul Lorentz, Scott Hartz, Marc Costantini

2022: Roy Gori, Phil Witherington, Marc Costantini, Marianne Harrison, Scott Hartz

2021: Roy Gori, Phil Witherington, Marianne Harrison, Anil Wadhwani, Scott Hartz

2020: Roy Gori, Phil Witherington, Marianne Harrison, Anil Wadhwani, Scott Hartz

2019: Roy Gori, Phil Witherington, Rahul Joshi, Marianne Harrison, Anil Wadhwani

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Executive compensation details

Summary compensation table

The table below shows the total compensation awarded to each named executive for our last three fiscal years. We set compensation for some of the named executives either in U.S. dollars or Hong Kong dollars, and have converted the amounts below to Canadian dollars consistent with our financial statements. Exchange rates used vary by compensation element and by year as shown on the following page. The 2023 total compensation for the named executives shown below was driven by higher incentive plan outcomes across our businesses and fluctuations in currency exchange rates.

For each named executive, the 2023 row reflects the annual incentive paid in February 2024 and equity-based incentive awards granted in 2023. Please see the named executive profiles starting on page 72 for a discussion of their 2023 total direct compensation.

Non-equity incentive compensation
	Year	Salary	Share-based awards	Option- based awards	Annual Incentive	Pension value	All other compensation	Total compensation
Roy Gori President and CEO	2023 2022 2021	$1,728,123 $1,515,205 $1,518,805	$11,547,344 $10,436,550 $8,622,705	$0 $0 $0	$5,145,492 $3,920,304 $5,836,575	$823,400 $1,074,738 $747,457	$138,256 $131,737 $134,644	$19,382,615 $17,078,534 $16,860,186
Colin Simpson Chief Financial Officer[1] (effective July 1, 2023)	2023 2022	$703,000 $100,000	$1,000,000 $1,155,000	$0 $0	$1,076,000 $0	$59,100 $8,912	$1,681,956 $0	$4,520,056 $1,263,912
Phil Witherington President and Chief Executive Officer (CEO) of Manulife Asia[2] (effective July 1, 2023)	2023 2022 2021	$987,603 $944,166 $915,000	$4,000,000 $2,800,000 $2,700,000	$0 $0 $0	$2,133,140 $1,562,000 $2,280,000	$243,900 $311,775 $226,284	$431,210 $53,679 $53,627	$7,795,853 $5,671,620 $6,174,911
Paul Lorentz President & CEO, Global Wealth and Asset Management	2023 2022 2021	$850,000 $689,167 $650,000	$3,800,000 $2,500,000 $2,350,000	$0 $0 $0	$2,281,000 $1,938,000 $1,731,000	$267,400 $230,245 $160,984	$1,935 $1,723 $0	$7,200,335 $5,359,135 $4,891,984
Scott Hartz Chief Investment Officer	2023 2022 2021	$1,004,421 $927,494 $877,520	$3,124,575 $2,672,775 $2,526,800	$0 $0 $0	$1,947,944 $1,751,477 $2,364,670	$228,300 $274,480 $195,812	$0 $0 $0	$6,305,240 $5,626,226 $5,964,802
Marc Costantini Global Head of Inforce Management	2023 2022	$994,196 $522,603	$2,513,245 $4,209,400	$0 $0	$2,306,171 $1,417,543	$200,900 $31,626	$0 $976,125	$6,014,512 $7,157,297

[1]

Mr. Simpson joined Manulife on November 1, 2022. He was Chief Financial Officer, U.S. Segment and General Account, until June 30, 2023, when he was promoted to Manulife’s Chief Financial Officer. His “All other compensation” amount for 2023 includes a one-time payment of $1,680,000 to replace compensation forfeited from his previous employer. In the event Mr. Simpson resigns or is terminated for cause within twenty-four months of payment, he will be required to reimburse Manulife for the full amount.

[2]	Mr. Witherington was Manulife’s CFO until June 30, 2023.

Base salary

Mr. Gori’s salary is set in U.S. dollars but paid semi-monthly in Canadian dollars using the Bank of Canada closing exchange rate.

Mr. Simpson’s and Mr. Lorentz’s salaries are set and paid in Canadian dollars. Mr. Witherington’s salary was set and paid in Canadian dollars until June 30, 2023. As of July 1, 2023, his salary is set and paid in Hong Kong dollars.

Mr. Hartz’s and Mr. Costantini’s salaries are set and paid in U.S. dollars.

For executives who are paid in U.S. dollars and Hong Kong dollars, we used the average annual exchange rates outlined in the table below to convert to Canadian.

	Exchange rate for U.S. dollars	Exchange rate for Hong Kong dollars
2023 2022 2021	US$1.00 = $1.3494 US$1.00 = $1.3015 US$1.00 = $1.2536	HK$1.00 = $0.1724

Supplementary table: total
compensation in U.S. dollars

This table shows total compensation for the
named executives in U.S. dollars for
convenience. Amounts paid in Canadian
dollars and Hong Kong dollars were converted
to U.S. dollars consistent with our financial
statements.

(US$)
Roy Gori	2023 2022 2021	$14,299,715 $13,214,387 $13,341,009

Colin Simpson	2023 2022	$3,343,292 $991,130

Phil Witherington	2023 2022 2021	$5,754,587 $4,370,915 $4,887,531

Paul Lorentz	2023 2022 2021	$5,314,065 $4,116,957 $3,871,481

Scott Hartz	2023 2022 2021	$4,654,533 $4,329,530 $4,720,200

Marc Costantini	2023 2022	$4,441,650 $5,482,839

2024 Management information circular	95

Share-based awards The grant date fair value of performance share units, restricted share units and deferred share units awarded to the named executives.		Grant date	Share price	Exchange rate for awards in U.S. dollars
	2023	March 7	$26.97	US$1.00 = $1.3585
	2022	March 1	$26.54	US$1.00 = $1.2728
		August 29	$23.80	US$1.00 = $1.2952
	2021	March 2	$25.15	US$1.00 = $1.2634

The grant price is the average closing price for the 10 trading days before the grant date.

The share-based awards shown for 2022 contain two instances of awards granted to replace compensation of similar value with similar vesting conditions forfeited from a previous employer:

• Mr. Simpson received a one-time award of $1,155,000 in restricted share units, granted November 28, 2022. Fifty (50%) percent of the restricted share units will vest on May 28, 2024, and 50% on May 28, 2025.

• Mr. Costantini received a one-time award of US$1,500,000 in restricted share units, granted on August 29, 2022. Fifty (50%) percent of the restricted share units vested on August 29, 2023 and 50% will vest on August 29, 2024.

Option-based awards

We have not awarded stock options since 2020.

Annual incentive

Paid in the year following the fiscal year in which the award was earned. The U.S.
dollar amounts were converted to Canadian dollars using the exchange rates that applied on the previous pay dates.

Exchange rate for awards in U.S. dollars
2023 2022 2021	US$1.00 = $1.3518 US$1.00 = $1.3411 US$1.00 = $1.2686

Pension value

The sum of the amounts under compensatory change for each named executive in the pension tables on pages 102 and 103.

All other compensation

Amounts paid in U.S dollars and Hong Kong dollars were converted to Canadian dollars consistent with our financial statements.

Mr. Gori’s amount includes:

•	2023: $28,572 for club membership fees and a $100,000 flexible spending account allowance.
•	2022: $27,035 for club membership fees and a $100,000 flexible spending account allowance.
•	2021: $31,139 for club membership fees and a $100,000 flexible spending account allowance.

Mr. Simpson’s amount includes:

•	2023: a one-time payment of $1,680,000 to replace compensation forfeited from previous employer.

Mr. Witherington’s amount includes:

•

2023: a HK$1,950,000 housing allowance, HK$200,000 relocation allowance, and HK$157,000 children education covering the time in his role in Asia. It also includes a $25,000 flexible spending allowance covering the six-month period when Mr. Witherington was CFO.

•	2022: a $50,000 flexible spending account allowance.
•	2021: a $50,000 flexible spending account allowance.

Mr. Costantini’s amount includes:

•	2022: a one-time payment of US$750,000 to replace compensation forfeited from his previous employer.

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Equity compensation

Outstanding equity-based incentive awards (as at December 31, 2023)

	Option-based awards
	Grant date	Number of securities underlying unexercised options	Option exercise price	Option expiration date	Value of unexcised in-the-money options
Roy Gori	Mar 2, 2015	260,931	$21.81	Mar 2, 2025	$1,949,155

	Feb 23, 2016	436,301	$17.59	Feb 23, 2026	$5,100,359

	Feb 28, 2017	243,473	$24.61	Feb 28, 2027	$1,137,019

	Jun 8, 2017	167,872	$23.51	Jun 8, 2027	$968,621

	Feb 27, 2018	395,962	$24.73	Feb 27, 2028	$1,801,627

	Mar 5, 2019	485,894	$22.60	Mar 5, 2029	$3,245,772

	Mar 3, 2020	689,991	$24.38	Mar 5, 2030	$3,380,956
Colin Simpson	–	–	–	–	–
Phil Witherington	Feb 24, 2015	30,896	$22.02	Feb 24, 2025	$224,305

	Feb 23, 2016	43,462	$17.59	Feb 23, 2026	$508,071

	Feb 28, 2017	34,315	$24.61	Feb 28, 2027	$160,251

	Feb 27, 2018	120,707	$24.73	Feb 27, 2028	$549,217

	Mar 5, 2019	144,572	$22.60	Mar 5, 2029	$965,741

	Mar 3, 2020	205,086	$24.38	Mar 5, 2030	$1,004,921
Paul Lorentz	Feb 25, 2014	37,239	$21.20	Feb 25, 2024	$300,891

	Feb 24, 2015	43,349	$22.02	Feb 24, 2025	$314,714

	Feb 23, 2016	57,908	$17.59	Feb 23, 2026	$676,945

	Feb 28, 2017	34,829	$24.61	Feb 28, 2027	$162,651

	Feb 27, 2018	105,618	$24.73	Feb 27, 2028	$480,562

	Mar 5, 2019	124,858	$22.60	Mar 5, 2029	$834,051

	Mar 3, 2020	178,425	$24.38	Mar 5, 2030	$874,283
Scott Hartz	Feb 25, 2014	75,495	$21.20	Feb 25, 2024	$610,000

	Feb 24, 2015	85,054	$22.02	Feb 24, 2025	$617,492

	Feb 23, 2016	119,983	$17.59	Feb 23, 2026	$1,402,601

	Feb 28, 2017	98,911	$24.61	Feb 28, 2027	$461,914

	Feb 27, 2018	102,798	$24.73	Feb 27, 2028	$467,731

	Mar 5, 2019	130,150	$22.60	Mar 5, 2029	$869,402

	Mar 3, 2020	218,179	$24.38	Mar 5, 2030	$1,069,077
Marc Costantini	–	–	–	–	–

2024 Management information circular	97

	Share based awards
	Grant date	Type of share based award	Number of shares or units of shares that have not vested	Market or payout value of share based awards that have not vested	Market or payout value of vested share based awards not paid out or distributed
Roy Gori	Mar 2, 2021	PSU	238,619	$6,986,761
		RSU	159,078	$4,657,818
	Mar 1, 2022	PSU	260,342	$7,622,799
		RSU	173,562	$5,081,888
	Mar 7, 2023	PSU	267,570	$7,834,446
		RSU	178,380	$5,222,974
		MFC Shares[1] (2015)	131,930		$3,862,910
Colin Simpson	Nov 28, 2022	PSU	–	–
		RSU	51,760	$1,515,520
	Mar 7, 2023	PSU	19,310	$565,387
		RSU	19,310	$565,387
Phil Witherington	Mar 2, 2021	PSU	74,718	$2,187,755
		RSU	49,811	$1,458,481
	Mar 1, 2022	PSU	69,844	$2,045,038
		RSU	46,562	$1,363,337
	Mar 7, 2023	PSU	92,687	$2,713,881
		RSU	61,791	$1,809,244
Paul Lorentz	Mar 2, 2021	PSU	65,033	$1,904,156
		RSU	43,355	$1,269,437
	Mar 1, 2022	PSU	62,360	$1,825,903
		RSU	41,574	$1,217,279
	Mar 7, 2023	PSU	88,052	$2,578,169
		RSU	58,702	$1,718,789
Scott Hartz	Mar 2, 2021	PSU	69,925	$2,047,416
		RSU	46,617	$1,364,944
	Mar 1, 2022	PSU	66,673	$1,952,189
		RSU	44,449	$1,301,470
	Mar 7, 2023	PSU	72,402	$2,119,919
		RSU	48,267	$1,413,269
Marc Costantini	Aug 29, 2022	PSU	61,240	$1,793,096
		RSU	84,569	$2,476,180
	Mar 7, 2023	PSU	58,236	$1,705,157
		RSU	38,823	$1,136,751

1

 Represents the remaining balance of the escrow account established as part of the arrangement provided to Mr. Gori when he relocated to Toronto in 2017. See page 86 of our 2018 management information circular, which is available at manulife.com.

In the tables above:

•

the value of unexercised in-the-money stock options is the difference between the exercise price of the stock options and $29.28, the closing price of Manulife common shares on the TSX on December 31, 2023. The amount is zero if the exercise price is higher than our year-end closing share price

•	the market or payout values of the share-based awards are based on $29.28, the closing price of Manulife common shares on the TSX on December 31, 2023
•	the value of performance share units that have not yet vested has been calculated using a performance factor of 1.0
•

restricted share units (RSUs), performance share units (PSUs) and deferred share units (DSUs) are paid out in cash. Ten percent (10%) of RSU and PSU payments are delivered in Manulife common shares purchased on the open market.

98	Manulife Financial Corporation

Executive Compensation

Incentive plan awards – value vested or earned in 2023

For each named executive:

•

the value of options vested during the year shows the amount that would have been realized if the options had been exercised on the vesting date, based on the closing price of Manulife common shares on the TSX

•	the value of options received during the year shows the actual gain realized by named executives who exercised options in 2023
•	the value of share-based awards that vested shows the amount paid out in 2023
•	the value of the annual incentive earned for 2023.

	Option-based awards		Share-based awards	Annual incentive
	Value vested during the year	Value received during the year	Value vested during the year	Value earned during the year

Roy Gori	$1,087,199	$0	$6,423,517	$5,145,492

Colin Simpson	$0	$0	$0	$1,076,000

Phil Witherington	$323,327	$0	$1,909,268	$2,133,140

Paul Lorentz	$280,212	$520,559	$1,661,029	$2,281,000

Scott Hartz	$316,231	$549,757	$2,031,123	$1,947,944

Marc Costantini	$0	$0	$1,061,979	$2,306,171

Stock options exercised in 2023

Paul Lorentz and Scott Hartz exercised stock options in 2023 under our automatic stock option exercise program (see below):

	Grant date	Number of options	Exercise price ($)	Gain ($)

Paul Lorentz	February 19, 2013	46,244	$15.52	$520,559

Scott Hartz	February 19, 2013	25,530	$15.52	$287,386

Scott Hartz	February 25, 2014	56,622	$21.20	$262,371

Automatic stock option exercise program

Executives with outstanding stock options are given the opportunity to elect to have their vested stock options automatically exercised prior to expiration. This program is designed to protect executives from having stock options expire in-the-money if they were unable to exercise due to a closed trading window, or if they were in possession of material non-public information. Elections were made during a time when they were not in possession of any material non-public information and are irrevocable. If an executive leaves Manulife, any elections under the program will terminate.

About deferred share units

In 2023, executives in Canada and the U.S. were given the opportunity to exchange some or all of their annual incentive award, vested restricted share units and vested performance share units for deferred share units, subject to local tax rules and rulings. We may also grant deferred share units to some new hires and to other executives in special situations.

Deferred share units are notional shares that track the value of Manulife common shares and earn dividend equivalents at the same rate as dividends paid on the common shares. They can only be redeemed for cash when the executive retires or leaves Manulife. For each unit redeemed, the executive will receive the market value of a Manulife common share at the time of redemption. Vesting conditions are specific to each grant, however deferred share units received in exchange for other vested awards, as described above, vest immediately. Deferred share units align executives with the long-term interests of shareholders and are only transferable if the executive dies.

2024 Management information circular	99

Canadian executives can no longer exchange restricted share units and performance share units that are granted after 2015, in accordance with a change in Canadian tax rulings. Instead, to promote longer term equity ownership, Canadian executives can choose to receive deferred share units instead of restricted share units as long as they make this choice prior to the grant.

About the deferred compensation account

Some U.S. executives can defer up to 90% of their base salary and some or all of their annual incentive and vested restricted share units into a deferred compensation account. The money must remain in the account for at least three years and is adjusted as though the funds had been invested in one or more investment options designated by Manulife and selected by the executive. On withdrawal, the executive can take the cash either in a lump sum or in annual instalments.

Securities authorized for issue under equity compensation plans

The table below shows the total number of securities to be issued and available for issue under our equity compensation plans as at December 31, 2023:

	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted average of exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity plans

Equity compensation plans approved by security holders	16,491,507	$22.73	6,505,523

The following tables tell you about our plans and their status as at December 31, 2023:

Executive stock option plan

The executive stock option plan was approved by shareholders at the 2000 annual and special meeting. Deferred share units, share appreciation rights, restricted shares and performance awards can also be granted under the executive stock option plan. We need shareholder approval to make changes to the plan.

Maximum number of common shares that may be issued	73,600,000
• as a % of common shares outstanding	4.0%
Maximum number of common shares that may be issued (% of outstanding common shares that cannot be exceeded)
• to any one participant, or	5%
• to insiders as a whole	10%
Total number of common shares that have been issued in respect of stock options and deferred share units	50,874,655
• as a % of common shares outstanding	2.8%

Stock plan for non-employee directors

The stock plan for non-employee directors was approved by shareholders at the 2001 annual and special meeting. Deferred share units can also be granted under the stock plan. We need shareholder approval to make changes to the plan.

Maximum number of common shares that may be issued	1,000,000
• as a % of common shares outstanding	less than 0.1%
Maximum number of common shares that may be issued (% of outstanding common shares that cannot be exceeded)
• to any one participant, or	5%
• to insiders as a whole	10%
Total number of common shares that have been issued in respect of deferred share units	728,316
• as a % of common shares outstanding	0.04%

100	Manulife Financial Corporation

Executive Compensation

We did not grant stock options to named executives in 2023. The table below shows the total number of stock options, share-settled deferred share units outstanding, and securities available for future grant under the plans:

(as at December 31, 2023)	Stock options/ DSUs outstanding		Securities available for future issue
	Number	As a % of diluted common shares	Number	As a % of diluted common shares

Stock plan for non-employee directors	271,684	0.01%	6,505,523	0.35%

Stock options	16,074,586	0.88%

Deferred share units	145,237	0.01%

Total	16,491,507	0.90%	6,505,523	0.35%

Overhang, dilution and burn rate

(as at December 31)	2021	2022	2023
Overhang	1.44%	1.40%	1.25%

the total number of common shares reserved for issue to employees and directors, less the number of stock options and share-settled deferred share units redeemed, expressed as a percentage of the weighted average number of securities outstanding in the year

Dilution	1.15%	1.11%	0.93%
the total number of stock options and share-settled deferred share units outstanding, expressed as a percentage of the weighted average number of securities outstanding in the year
Burn rate
the number of stock options and share-settled deferred share units granted annually, expressed as a percentage of the weighted average number of securities outstanding in the year
• Executive stock option plan	0.00%	0.00%	0.00%
• Stock plan for non-employee directors	0.01%	0.01%	0.01%

Retirement benefits

Our named executives along with our employees in the United States participate in a defined benefit cash balance plan, a 401(k) plan and a defined contribution supplemental plan. In Canada, our named executives along with our employees participate in a defined contribution pension plan and participate along with our other executives in a defined contribution supplemental plan. Our named executive in Hong Kong participates in the same defined contribution pension plan as other Hong Kong employees.

Our supplemental retirement arrangements are offered to executives in Canada and all employees United States when tax rules limit the benefits that would otherwise be provided by our registered (or tax qualified) pension plans. These supplemental arrangements are not tax qualified and are typically unfunded.

To receive the benefits from our supplemental arrangements, our named executives generally must comply with several conditions after they leave our employment:

•	non-solicitation: 24 months; and
•	non-competition: between 12 and 24 months

If the named executive breaches the above post-employment conditions attached to all or part of their supplemental retirement arrangements, the benefits are fully forfeited.

2024 Management information circular	101

DEFINED BENEFIT PENSION PLAN TABLE

Mr. Hartz and Mr. Costantini participate in the John Hancock Cash Balance Plan. Mr. Hartz earned final average pay benefits until December 31, 2011 under our legacy plan provisions and supplemental defined benefit arrangements and has been earning cash balance benefits thereafter. Mr. Costantini had earned cash balance benefits for the periods he previously worked for Manulife in the U.S. from September 2000 to January 2014 and has been earning cash balance benefits since rejoining us in June 2022.

The table below shows the defined benefit pension plan obligations for our two named executives in the United States:

	Number of years of credited service		Annual benefits payable		Opening present value of defined benefit obligation	Compensatory change		Non- compensatory change	Closing present value of defined benefit obligation
	Dec 31, 2023	Age 65	Dec 31, 2023	Age 65		Service cost	Other

Scott Hartz	40.5	42.7	$721,500	$726,700	$8,300,600	$24,800	$0	$23,100	$8,348,500

Marc Costantini[1]	25.2	35.8	$90,700	$121,300	$607,800	$25,100	$0	$28,200	$661,100

1	Excludes distributions that Mr. Costantini received after his departure from Manulife in January 2014.

Annual benefits payable

Based on current pensionable earnings as of December 31, 2023 and the noted credited service, payable from age 65.

Opening and closing defined benefit obligation

Value of the projected pension for service to December 31, 2022 and December 31, 2023 respectively, using the actuarial assumptions used to determine the defined benefit obligations at those dates, as disclosed in Note 16 of our 2023 consolidated financial statements.

Service cost

Value of the projected pension earned for service in 2023, using the actuarial assumptions used to determine the defined benefit obligations on December 31, 2023, as disclosed in Note 16 of our 2023 consolidated financial statements.

Other

The impact of any plan amendments and differences between the actual and assumed compensation.

Non-compensatory change

Includes the impact of interest accruing on the opening defined benefit obligation, changes in the actuarial assumptions, experience gains and losses and any amounts due to currency fluctuations.

Exchange rates

Closing present value of defined benefit obligations for Mr. Hartz and Mr. Costantini have been converted using the December 31 exchange rate of US$1.00 = $1.3186 for 2023 and US$1.00 = $1.3549 for 2022. The other amounts have been converted using the average 2023 exchange rate of US$1.00 = $1.3494.

102	Manulife Financial Corporation

Executive Compensation

DEFINED CONTRIBUTION PENSION PLAN TABLE

Mr. Gori, Mr. Simpson and Mr. Lorentz participate in the Manulife defined contribution plan and supplemental arrangement in Canada. Mr. Gori participated in the Manulife Mandatory Provident Fund Top-up in Hong Kong from March 2015 to May 2017.

Mr. Witherington participates in the Manulife Mandatory Provident Fund Top-up in Hong Kong. Mr. Witherington participated in the Manulife defined contribution plan and supplemental arrangement in Canada from January 2018 to June 2023 and the Manulife Mandatory Provident Fund Top-up in Hong Kong from May 2014 to December 2017.

Mr. Hartz and Mr. Costantini participate in the John Hancock 401(k) plan and the supplemental defined contribution arrangement in the U.S. Mr. Costantini has benefits remaining from his prior employment with Manulife in the supplemental arrangement in Canada from when he worked in Canada between July 1990 and September 2000 and in the John Hancock 401(k) plan from when he worked in the U.S. between September 2000 and January 2014.

The table below is a reconciliation of the account balances from December 31, 2022 to December 31, 2023:

	Opening accumulated value	Compensatory change		Non- compensatory change	Closing accumulated value
		Service cost	Other

Roy Gori	$5,378,500	$823,400	$0	$770,900	$6,972,800

Colin Simpson	$15,700	$59,100	$0	$27,600	$102,400

Phil Witherington	$1,829,200	$243,900	$0	$354,700	$2,427,800

Paul Lorentz	$3,216,200	$267,400	$0	$457,000	$3,940,600

Scott Hartz	$4,108,700	$203,500	$0	$599,800	$4,912,000

Marc Costantini[1]	$934,200	$175,800	$0	$161,400	$1,271,400

1	Excludes distributions that Mr. Costantini received after his departure from Manulife in January 2014.

Service cost

The total amount contributed and/or notionally credited to each named executive in 2023 by Manulife or John Hancock under their respective plans.

Other

The impact of any plan amendments.

Non-compensatory change

Includes any contributions made by the named executives, all investment income credited during the year and any amounts due to currency fluctuations.

Exchange rates

For the Manulife Mandatory Provident Fund Top-up in Hong Kong for Mr. Gori and Mr. Witherington:

•	the closing accumulated value amounts have been converted using the December 31 exchange rate of HK$1.00 = $0.1689 for 2023 and HK$1.00 = $0.1736 for 2022
•	other amounts have been converted using the average 2023 exchange rate of HK$1.00 = $0.1724.

For the John Hancock 401(k) plan and supplemental defined contribution arrangement in the U.S. for Mr. Hartz and Mr. Costantini:

•	the closing accumulated value amounts have been converted using the December 31 exchange rate of US$1.00 = $1.3186 for 2023 and US$1.00 = $1.3549 for 2022
•	other amounts have been converted using the average 2023 exchange rate of US$1.00 = $1.3494.

2024 Management information circular	103

Canada	Closed defined benefit pension plan	Defined contribution pension plan

Who participates	Canadian-based employees who were hired before January 1, 1999. The plan is closed to new participants. None of the current named executives participate in this plan	Canadian-based employees who were hired after January 1, 1999

Terms

Participants contribute 2% of pensionable earnings

Participants can make voluntary contributions ranging from 0.5% to 5% of pensionable earnings

Pensionable earnings are limited to $252,480 for 2023 and are calculated as base salary (plus the annual incentive for officers)

Participants choose from a range of options to invest their account

Annual pension formula

We contribute 3% of pensionable earnings and a 50% match on participant voluntary contributions

Our contributions and participant contributions combined are limited to the defined contribution maximum under the Income Tax Act ($31,560 in 2023)

Our contributions vest immediately

Retirement		When they leave employment, participants can transfer the value of their account to a locked-in retirement vehicle, or purchase a life annuity

Closed supplemental defined benefit arrangement	Supplemental defined contribution arrangement

These arrangements have not been offered since January 1, 1999. None of the current named executives have these arrangements, and there are no employees remaining with one of these arrangements.	Executives who were hired after January 1, 1999 and employees who were promoted to an executive level after this date are eligible

We credit 10% of pensionable earnings (15% for Mr. Gori) above the pensionable earnings maximum to a notional account for each participant

Pensionable earnings are calculated as base salary and the annual incentive, including the amount taken as deferred share units

Investment income credits are based on the investment options selected by the participant

Participants can take the value of their account in instalments at retirement, or withdraw it as a lump sum with our consent

104	Manulife Financial Corporation

Executive Compensation

United States	Defined benefit pension plan (cash balance)	401(k) plan

Who participates	All U.S. employees	Participation is voluntary for all U.S. employees

Terms

Participants do not contribute

Participants receive contribution credits in a notional account that earns interest credits

Interest credits are based on the average annual yield of 10-year Treasury Constant Maturities in effect on each business day during the two months ending September 30 of the preceding calendar year

For the benefits earned by Mr. Costantini from September 2000 to December 2007 under legacy plan provisions, a minimum interest crediting rate of 5.00% (compounded daily) applies.

Participants may contribute up to 50% of their eligible salary to the IRS maximum (US$330,000 in 2023) Participants choose from a range of options to invest their account

Pension formula

We credit participant accounts with 4% of eligible compensation up to the Social Security Wage Base, plus 8% of eligible compensation that exceeds this base

Eligible compensation is limited to the IRS maximum (US$330,000 in 2023), and is calculated as base salary plus the annual incentive received

Our contributions vest after three years of service

We contribute a 100% match on participant contributions to a maximum of 4% of eligible salary

Our contributions and participant contributions combined are limited to the IRS maximum (US$22,000 in 2023)

Our contributions vest immediately

Retirement

Normal retirement is 65, but benefits can be paid at any retirement age based on the value of the participant’s account on the date their pension begins

Payments are normally made as a life annuity, but participants can choose a lump sum or other payment option

Participants receive the value of their account when they leave employment or if they become permanently disabled

2024 Management information circular	105

Closed defined benefit pension plan (final average pay) and supplemental defined benefit arrangement	Supplemental defined contribution arrangement

Mr. Hartz earned final average pay benefits in these plans until December 31, 2011. None of the other named executives participate in these plans.

The final average pay benefit is the sum of the following:

i)  1.43% of average compensation (highest 3 years) up to the average Social Security Wage Base (SSWB) for each year of pre-2012 service up to 30 years,

ii) 1.80% of average compensation in excess of the average SSWB for each year of pre-2012 service up to 30 years, and

iii) 1.00% of the sum of (i) and (ii) for each year of pre-2012 service in excess of 30 years.

We credit 8% of eligible compensation above the IRS maximum to a notional account for each participant

Eligible compensation is calculated as base salary and the annual incentive, including the amount taken as deferred share units

Our notional contributions vest after three years of service

Investment income credits are based on the investment options selected by the participant

Participants receive the value of their account in 18 monthly instalments beginning the seventh month after leaving employment

Hong Kong	Defined contribution plan (Manulife Mandatory Provident Fund (MPF) Top-up)

Who participates	All Hong Kong permanent employees

Terms

Participants contribute 5% of annual salary

Contributions on salary up to the MPF maximum (HK$360,000 in 2023) go to the mandatory account. Contributions on salary above the MPF maximum go to the voluntary account

Participants choose from a range of options to invest their account

Pension formula

We contribute based on length of service as follows:

Less than 5 years

5% of annual salary

5 to 10 years

7.5% of annual salary

More than 10 years

10% of annual salary

All our contributions, other than the first 5% of annual salary up to the MPF maximum, go to the voluntary account

Our contributions to the mandatory account vest immediately

Our contributions to the voluntary account vest on a sliding scale based on length of service that grades by 10% per year starting at 30% after three years to 100% after 10 years

Retirement	Participants can receive the value of the voluntary account when employment ends but can only receive the value of the mandatory account after age 65 with some exceptions

106	Manulife Financial Corporation

Executive Compensation

Termination and change in control

The table below shows the estimated amounts that would be provided to each named executive if employment is terminated under five different scenarios, assuming the scenario took place on December 31, 2023.

The actual amounts will depend on our share price at the time as well as other variables, such as the named executive’s age and years of service. The information below is shown in Canadian dollars. Amounts for our named executives compensated in U.S. dollars have been converted using the average 2023 exchange rate of US$1.00 = $1.3494

	Type of payment	Retirement (early or normal)	Resignation	Termination with cause	Termination without cause	Change in control
Roy Gori	Severance	–	–	–	$10,525,320	$12,400,024
	Additional vesting of RSUs, PSUs and stock options	–	–	–	$37,466,338	$38,251,926
	Pension	–	–	–	–	–
	Total value	–	–	–	$47,991,658	$50,651,950
Colin Simpson	Severance	–	–	–	$2,820,000	–
	Additional vesting of RSUs, PSUs and stock options	–	–	–	$1,171,153	–
	Pension	–	–	–	–	–
	Total value	–	–	–	$3,991,153	–
Phil Witherington	Severance	–	–	–	$3,782,025	–
	Additional vesting of RSUs, PSUs and stock options	–	–	–	$7,013,136	–
	Pension	–	–	–	–	–
	Total value	–	–	–	$10,795,161	–
Paul Lorentz	Severance		–	–	$5,100,000	–
	Additional vesting of RSUs, PSUs and stock options	–	–	–	$6,249,318	–
	Pension	–	–	–	–	–
	Total value		–	–	$11,349,318	–
Scott Hartz	Severance	–	–	–	$3,795,188	–
	Additional vesting of RSUs, PSUs and stock options	$9,837,279	$9,837,279[1]	–	$9,837,279	–
	Pension	–	–	–	–	–
	Total value	$9,837,279	$9,837,279[1]	–	$13,632,467	–
Marc Costantini	Severance	–	–	–	$3,519,910	–
	Additional vesting of RSUs, PSUs and stock options	–	–	–	$3,233,188
	Pension	–	–	–	–	–
	Total value	–	–	–	$6,753,098	–
1

Mr. Hartz has met certain age and service criteria for additional vesting of equity upon a resignation with prescribed advanced written notice. For purposes of this disclosure, such resignations are referred to as “Retirement”.

Equity-based awards are treated according to the terms and conditions of the award agreements and plan documents unless the named executive has entered into an agreement that indicates otherwise. See the next page for information about Mr. Gori’s change in control agreement and employment agreement.

The amount shown for additional vesting of RSUs, PSUs and stock options is the estimated value that would be payable under each termination scenario, and is based on $29.28, the closing price of Manulife common shares on the TSX on December 31, 2023. The value of performance share units is calculated assuming a performance factor of 100%.

2024 Management information circular	107

Resignation and retirement

No severance is paid if the named executive resigns or retires.

None of the named executives except Mr. Hartz is eligible for either early or normal retirement. Mr. Hartz has met certain age and service criteria for additional vesting of equity upon a resignation with prescribed advanced written notice.

Termination with cause

If Manulife terminates a named executive’s employment with cause, employment ends immediately, no severance is paid and performance share units, restricted share units, stock options and the supplemental retirement benefit are forfeited.

Termination without cause

Mr. Gori, Mr. Simpson, and Mr. Witherington have employment agreements that specify their entitlements if they are terminated without cause. Mr. Lorentz and Mr. Costantini have employment agreements that do not specifically address entitlement on termination without cause. Mr. Hartz does not have an employment agreement that specifies his entitlement if terminated without cause.

The terms for termination without cause are outlined in the table below, and are conditional on the executive signing a full and final release and remaining bound by the covenants in their employment agreements relating to:

•	protection of confidential information (indefinitely)
•	company ownership of our intellectual property (indefinitely)
•	non-solicitation (24 months for Mr. Gori, Mr. Witherington, Mr. Simpson and Mr. Lorentz; 12 months for Mr. Costantini)
•	non-competition (12 months for Mr. Gori, and Mr. Costantini; 18 months for Mr. Simpson, Mr. Witherington and Mr. Lorentz)
•	non-disparagement (24 months for Mr. Gori and Mr. Costantini; indefinitely for Mr. Simpson, Mr. Lorentz, and Mr. Witherington).

Breaches of any of the covenants entitle Manulife to seek a court injunction, in addition to pursuing any other available rights and remedies. The named executives are also bound by the above covenants in the case of voluntary resignation or retirement.

Roy Gori

Entitled to:

• 24 months of compensation in lieu of notice comprised of base salary and target annual incentive

• an annual incentive payment calculated at target for the year in which his active employment ends, pro-rated based on the end date

• continued vesting and exercisability of share-based awards and stock options for 24 months following his termination date

• continued participation in the group benefits plan for 24 months (excluding life, short-term, and long-term disability insurance)

If he commences new employment during the severance period:

• he will no longer participate in the group benefits plans

If, after June 5, 2023, he and Manulife agree to a mutual separation:

• he is entitled to normal retirement treatment for purposes of his share-based awards and stock options

108	Manulife Financial Corporation

Executive Compensation

Phil Witherington

Entitled to:

• 18 months of compensation in lieu of notice comprised of base salary and target annual incentive

• an annual incentive payment calculated at target for the year in which his active employment ends, pro-rated based on the end date

• continuation of group benefits for 18 months (excluding life, short-term and long-term disability insurance)

• reimbursement of the costs for his relocation to Hong Kong, provided the relocation occurs within 10 months of his termination date

If he commences new employment or self-employment during the severance period:

• he will no longer participate in the group benefits plans

• severance payments will cease and he will be entitled to a lump sum payment of 50% of the remaining severance payments

Colin Simpson

Entitled to:

• 18 months of compensation in lieu of notice comprised of base salary and target annual incentive

• an annual incentive payment calculated at target for the year in which his active employment ends, pro-rated based on the end date

• continuation of group benefits for 18 months (excluding life, short-term and long-term disability insurance)

If he commences new employment or self-employment during the severance period:

• he will no longer participate in the group benefits plans, severance payments will cease, and he will be entitled to a lump sum payment of 50% of the remaining severance payments

Paul Lorentz	Entitlement would be based on applicable law, Manulife plans/policies/practices, and the applicable terms of his employment agreement

Scott Hartz Marc Costantini

May be eligible for severance under the terms and conditions of the John Hancock Officer Severance Pay Plan, which provides severance pay (including annual base salary and annual incentive bonus at target) and benefits continuation to eligible executives based on length of service, subject to a severance period of at least 52-weeks and no more than 78-weeks.

To be eligible for severance under the John Hancock Officer Severance Pay Plan, the executive must:

(i)  have a separation from service due to a reduction in staff, the elimination of the officer’s position, a reorganization or restructuring, a substantial decrease in the duties or responsibilities of the executive’s position, or John Hancock determined that the officer’s qualifications no longer meet the business needs of the company,

(ii)   sign a written agreement in a form prescribed by John Hancock, including a release of claims and certain post-employment restrictions, and

(iii)  satisfy all other terms and conditions as set forth in the plan.

In the Termination and change of control table above, the anticipated severance on a termination without cause for Mr. Hartz and Mr. Costantini is calculated as of December 31, 2023 and assumes, for purposes of this disclosure, that the termination without cause satisfied all other criteria for eligibility under the John Hancock Officer Severance Pay Plan.

2024 Management information circular	109

Change in control

Mr. Gori is the only named executive who has a change in control agreement that protects him from losing employment benefits if there is a change in control. He entered into a change in control agreement when he was appointed President.

If there is a change in control and Mr. Gori’s employment is terminated without cause or for good reason within a protection period that starts 90 days before a change in control and ends 24 months after the change in control, he is entitled to:

•	two times his annual salary and two times his average annual incentive awarded in the prior three years
•	full vesting and payment of outstanding awards, including those granted within the past year, while performance share units remain subject to applicable performance conditions
•	continuation of his group benefits for up to two years (excluding life and disability insurance)
•

eligibility for relocation benefits in accordance with our customary relocation practices in effect in the named executive’s jurisdiction of residency until the earlier of the protection period (90 days before a change in control and ends 24 months after the change in control has ended) or six months following the date of his termination.

•

extension of the period to exercise stock options to one year after the date of termination or the date specified in the award (whichever is later, however it cannot be later than the actual option expiry date).

Mr. Gori’s existing equity-based incentive awards will have accelerated vesting if, following a change in control, the successor employer does not assume or honour the awards, or offer equivalent awards under new substitute plans.

Change in control is described as any of the following:

•	the incumbent directors no longer constitute at least a majority of the board
•	any party becomes a beneficial owner holding directly or indirectly 35% of our voting shares
•

our shareholders approve a merger, amalgamation, consolidation, statutory share exchange or a similar transaction requiring the approval of shareholders, unless immediately following the transaction our shareholders retain majority voting control, no person would beneficially own 35% or more of our voting shares, and the incumbent directors constitute a majority of the board

•

our shareholders approve the complete liquidation or dissolution of Manulife or the sale of our assets, unless immediately following the transaction pre-existing beneficial owners retain majority voting control, no person would beneficially own 35% or more of our voting shares, and the incumbent directors constitute a majority of the board management of Manulife is transferred to a non-affiliated party.

Good reason is described as any of the following events during the protection period:

•	we diminish Mr. Gori’s position, authority or scope or scale of duties or responsibilities
•	we require him to be based at a location more than 40 km from his current work location or to travel to a significantly greater extent
•	we reduce his annual base salary or do not increase it in-line with adjustments to the base salary of other executives
•	we reduce his target incentive awards
•	we do not either continue or provide an alternative to Manulife’s welfare benefit plans or programs for benefits, perquisites and expense reimbursements
•	we do not maintain reasonable and adequate indemnification for his services as an officer of Manulife.

How a change in employment status affects equity compensation

The chart on the following page summarizes the treatment under the terms and conditions of the award agreements and plan documents of restricted share units (RSUs), performance share units (PSUs), and stock options when a named executive retires, resigns, is terminated without cause or dies:

•	treatment of the award on resignation or termination may be specified in the named executives’ employment agreements (see pages 108 and 109)

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Executive Compensation

•

if a named executive reaches normal or early retirement during the severance period that follows a termination without cause, certain vested options may be exercised until the end of the severance period

•	awards that have not vested may be forfeited if the executive breaches post-employment conditions. The named executives are subject to non-competition and non-solicitation conditions for two years
•	awards may be canceled or clawed back or payment recouped if the named executive is involved in fraud, theft, embezzlement or a serious misconduct,
•

certain awards may be clawed back in the event of an accounting restatement by Manulife that requires the company to recoup erroneously awarded incentive-based compensation from certain senior executives, including named executives

•	awards are forfeited if the named executive is terminated with cause
•	restricted share units, performance share units, and stock options may be transferred to a beneficiary or an estate when a named executive dies.

	Early retirement[1,2] • 55 years old and age plus continuous service totals at least 60	Normal retirement[1,2] • 55 years old and age plus continuous service totals at least 65	Resignation or termination without cause	Death

RSUs/PSUs	Number is pro-rated Payment on the scheduled payout date, subject to any performance conditions

Number is pro-rated for grants within the first anniversary of the grant date

Vest in full for grants beyond the first anniversary of the grant date

Payment on the scheduled payout date, subject to any performance conditions

			Forfeited on resignation Number is pro-rated based on service from the date of grant on termination without cause	Vest in full Payment as of the date of death Performance conditions are waived

Stock options	Unvested options terminate Vested options can be exercised until the end of the term[3]

Unvested options are pro-rated for grants made in the previous 12 months

Unvested options continue to vest in full according to the vesting schedule

Vested options can be exercised until the end of the term

Unvested options are forfeited upon resignation and continue to vest for 90 days upon termination without cause

Vested options can be exercised for a 90-day period beginning one year after resignation or termination without cause

Unvested options vest Vested options can be exercised within one year of the date of death

1	Named executive must notify us three months before retiring.
2	For stock options, early retirement is defined as 55 years old and 10 years continuous service, while normal retirement is defined as 65 years old.
3

Vested stock options that were granted up to and including the year 2014 can be exercised for up to three years following retirement (defined as 55 years old and 10 years continuous service, while normal retirement is defined as 65 years old).

2024 Management information circular	111

Compensation oversight

How the board oversees executive compensation

The table on the following page explains the respective roles of Manulife’s board, management and outside advisors in designing and awarding executive compensation.

We make sure Manulife’s executive compensation program follows good governance practices by aligning it with the Financial Stability Board’s (FSB) Principles for Sound Compensation Practices, the FSB’s Implementation Standards and other governance best practices related to compensation.

We conduct an internal audit of the executive compensation program every year to confirm alignment with the FSB’s Principles and Implementation Standards.

Independent advisor to the board

The management resources and compensation committee has retained Korn Ferry, a global consulting firm that provides independent advice on executive compensation. The committee began its relationship with Korn Ferry in November 2019.

As our independent advisor, Korn Ferry provides advisory services related to compensation decisions, insights into compensation trends and practices, and attends committee meetings.

The table below shows fees for services rendered by Korn Ferry for the past two years. Korn Ferry meets the requirements of an independent advisor and does not engage directly with Manulife without the committee’s prior approval.

	2022	2023

Executive compensation-related fees	$425,725	$196,647

All other fees	$3,257,579	$1,258,012

In 2023, Korn Ferry’s advisory services to the committee also included assistance with changes to our executive compensation design in response to the result of the 2023 advisory vote on our approach to executive compensation. All other fees in 2023 were for benchmarking surveys, executive search services, development programs for the enterprise and implementation of an executive development program.

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Executive Compensation

Board of directors

Oversees our overall approach to compensation, including alignment with sound risk management principles and Manulife’s risk appetite

Approves:

• overall financial plans and strategy upon which the targets for our incentive programs are based

• major compensation decisions, including compensation for the CEO and other senior executives

Board committees

The board carries out its compensation-related responsibilities with the help of two board committees: the management resources and compensation committee and the risk committee

All board committee members are independent

See page 136 for information about director independence

You’ll find more about each committee’s members and responsibilities starting on page 32

Management resources and compensation committee

•  oversees our approach to human resources, including the executive compensation program

•  recommends major compensation decisions to the board

•  all members are knowledgeable, senior leaders with broad experience as a senior officer or board member of a major organization (public, private or not-for-profit), and the majority have experience in executive compensation

•  there is cross-membership with the risk committee

Risk committee

•  reviews the alignment of our incentive compensation plans with sound risk management principles and practices and our risk appetite

•  the majority of members have knowledge of risk management, as well as technical knowledge of relevant risk principles

•  there is cross-membership with the management resources and compensation committee

Management’s executive compensation committee

•  includes the Chief Risk Officer, the Chief Financial Officer and the Chief Human Resources Officer

•  reviews incentive plan business performance measures, targets, weightings and results for alignment with our business strategy and risk management objectives

•  monitors the incentive program designs of our peers

•  reviews compensation program changes for alignment with our risk management objectives

Chief Risk Officer

•  participates in management resources and compensation committee meetings where recommendations for the design of the compensation program are reviewed and approved to ensure there is informed discussion of the associated risks

•  reviews the incentive compensation oversight process

•  reviews changes to the compensation program with the risk committee to make sure they are in-line with our risk management objectives

•  is a member of management’s executive compensation committee

2024 Management information circular	113

Managing compensation risk

Compensation is aligned with the company’s risk appetite and risk management objectives, and discourages inappropriate risk taking.

We use a compensation risk framework to structure how we manage the risks associated with the compensation program and the design features that mitigate these risks. The framework includes four categories, which shape the development of our compensation program. We assess our compensation program against the framework every year.

Business risk

Business risk has two aspects:

•  the risk that our compensation program encourages behaviour that is not in-line with our business strategy, our risk appetite statement and our goal of generating long-term shareholder value

•  the risk that the compensation program discourages the taking of healthy risks

We seek to manage both aspects of business risk by including performance measures in our incentive plans that align compensation with our business strategy and reflect the impact employees have on performance

Talent risk

Talent risk is the risk that our compensation program will not attract and retain talented employees

We seek to manage this risk by designing our compensation program to be competitive and appealing to the talent we want to attract

Performance risk

Performance risk is the risk that our compensation program will not motivate employees to maintain high performance standards

We seek to manage this risk by including appropriate links between pay and performance and designing compensation to encourage executives to achieve performance objectives without taking undue risk

Compliance and ethical risk

Compliance and ethical risk is the risk that our compensation program will encourage employees to engage in questionable, unethical or illegal behaviour

We seek to manage this risk through strong oversight and control mechanisms, and by structuring our compensation program in a way that minimizes the potential incentive to breach compliance and ethical guidelines

See page 127 for information about our risk appetite and our enterprise risk management framework

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Executive Compensation

Mitigating compensation risk

We seek to manage potential risk through our risk management policies, the design of our executive compensation program and proper oversight of our incentive plans. We also integrate our risk appetite into our incentive plans and performance assessments.

Program design

•	compensation award horizons are appropriately balanced between short and longer term
•	incentive plans include several performance objectives, combining various performance scenarios
•	incentive plan awards depend on both company performance and TSR, which links our strategy and risk appetite with improving shareholder outcomes and capital strength
•	performance share unit awards balance efficient use of capital and long-term equity growth
•

compensation for the Chief Risk Officer, Global Compliance Chief, Chief Auditor, and Chief Actuary is not linked to our business performance to promote unbiased oversight and advice to senior management and the board

•	annual incentives for segment control function heads providing oversight are not directly linked to the performance of businesses they oversee

Incentive plan oversight

•

the management resources and compensation committee oversees all incentive plans, including payout distribution, control and monitoring processes and the potential impact they may have on business risk

•

segment heads, with the support of their associated risk officers, human resources heads, and compliance officers, review and approve significant changes to material segment incentive compensation plans, and attest annually that they do not generate inappropriate levels of business risk for the segment and for Manulife as a whole

•	we stress test and back test compensation plan designs to make sure payouts under different scenarios are appropriate and in-line with our business performance
•	the Chief Risk Officer and the risk committee also review the alignment of compensation plans with risk management objectives

Risk perspective in performance assessment

•	individual risk management objectives are included in annual goals for all senior leaders
•

we assess employees against risk management criteria to make sure they are mindful of the risks inherent in their jobs and are working within the boundaries of our policies and practices, while still providing appropriate incentives for material risk takers to achieve our objectives

•

performance assessments are expected to reflect how the employee contributed to managing our risk profile within our risk appetite and also take into account any reports from internal audit, compliance or risk management highlighting inappropriate actions

•

incentive compensation for material risk takers is adjusted for risk and considers reports from internal audit, compliance and risk management. Any adjustments made are reported to the management resources and compensation committee

Risk management policies

•

Clawbacks – if an executive commits fraud, theft, embezzlement or serious misconduct, whether or not there is a financial restatement, the board can, at its discretion, cancel some or all of the executive’s vested or unvested incentive awards, and require repayment of all or a portion of the incentive awards that have already been paid. New in 2023, Manulife adopted a compensation clawback policy to comply with New York Stock Exchange Listing Standards. This clawback policy applies in the event of an accounting restatement by Manulife and requires the company to recoup erroneously awarded incentive-based compensation from certain current and former senior executives, including named executives

•	Equity ownership requirements – all executives are required to meet equity ownership requirements. The CEO and CFO are required to maintain their equity ownership for one year after leaving Manulife

2024 Management information circular	115

•

Share retention requirements – the CEO and CFO must hold at least 50% of the net realized gains from the exercise of stock options in common shares during their employment and for one year after leaving the company, to the extent they do not otherwise meet their equity ownership requirements

•

No hedging – executives and directors are not allowed to use strategies (for example, short selling, or buying or selling a call or put option or other derivatives) to hedge or offset a change in price of Manulife securities. This policy is incorporated into our code of business conduct and ethics. All employees and directors are required to certify compliance with the code every year

Equity ownership guidelines

Executives are required to own Manulife securities to align their interests with those of our shareholders.

Executives have five years from the date they are appointed or promoted to the position to meet the requirement. As at March 5, 2024, all of the named executives meet or exceed the equity ownership guidelines.

As of March 5, 2024, PSU awards will no longer count towards the determination of meeting the guidelines. For clarity, deferred share units (DSUs), restricted share units (RSUs), common and preferred shares that executives own personally all qualify to meet the guidelines, but stock options and PSUs do not qualify.

To assist executives in the accumulation of meaningful ownership of common shares, 10% of the pre-tax proceeds of all annual incentive, restricted share units (RSUs), and performance share units (PSUs) awards are delivered in Manulife common shares purchased on the open market.

Also as of March 5, 2024, we will use the current market price to calculate the value of awards. Shares held personally are also valued at the current market price.

The following table shows equity ownership for each named executive as at March 5, 2024.

We calculated the value using a share price of $32.67, the closing price of Manulife common shares on the TSX on March 5, 2024. Salaries were converted to Canadian dollars using the exchange rates of US$1.00 = $1.3582 and HK$1.00 = $0.1736 on that date.

	Time at level	Required ownership as multiple of base salary	RSUs	DSUs	Personal shareholdings	Total holdings	Equity ownership as multiple of base salary

Roy Gori	6.4	7.0	$16,113,301	$0	$18,690,651	$34,803,953	19.7

Colin Simpson	0.7	4.0	$3,284,780	$0	$108,787	$3,393,567	4.2

Phil Witherington	6.2	4.0	$5,304,601	$0	$2,305,293	$7,609,894	7.2

Paul Lorentz	6.4	4.0	$4,800,679	$0	$1,801,749	$6,602,428	7.6

Scott Hartz	5.0	4.0	$4,169,296	$0	$3,861,851	$8,031,147	7.9

Marc Costantini	1.7	4.0	$5,388,703	$0	$545,981	$5,934,684	5.9

1

Equity ownership as a multiple of target total direct compensation (TTDC) for each named executive officer is as follows: Roy Gori, 2.1x; Colin Simpson, 0.8x. Phil Witherington, 1.1x; Paul Lorentz, 1.0x; Scott Hartz, 1.5x; Marc Costantini, 1.1x.

Roy Gori

The total value of his personal shareholdings, including the 131,930 shares that remain in escrow, was

$18,690,651 (10.6 times his base salary, or 1.1 times his target total direct compensation), based on a share price of $32.67, the closing price of Manulife common shares on the TSX on March 5, 2024. The escrow account was established as part of the arrangement provided to Mr. Gori when he relocated to Toronto in 2017. See page 86 of our 2018 management information circular for more information, which is available at manulife.com.

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Executive Compensation

The decision-making process

We use the following process to determine compensation for the CEO, all executive leadership team members including the named executives, and heads of control functions. The executive leadership team is made up of our most senior leaders who have responsibility for setting our strategy. Base salaries are set in February of each year and any changes generally go into effect on March 1. Annual incentive funding is approved, and awards are finalized, in February of each year after the end of the prior fiscal year. Equity-based incentives are granted in March of each year following the release of our financial results.

Review plan design

Management presents its initial recommendations for compensation structure and supporting rationale for the upcoming year to the management resources and compensation committee. This includes:

• compensation elements

• compensation mix

• performance measures

The management resources and compensation committee discusses the recommendations and provides feedback to management. The committee seeks advice and guidance about compensation issues from its independent compensation advisor, and may seek feedback from shareholders and proxy advisory firms

The risk committee reviews the risk management aspects of the program

Once the recommendations are finalized, the management resources and compensation committee recommends the compensation program and structure to the board for approval

See page 55 for this year’s compensation program

Set performance goals

The board approves the individual performance goals of the CEO and other senior executives

The management resources and compensation committee:

• reviews, approves and recommends to the board the individual performance goals of the executive leadership team and heads of control functions

• reviews, approves and recommends to the board the business performance measures and financial targets for incentive plan purposes. Targets are aligned with the board-approved plans and are intended to be achievable yet provide a performance “stretch”

• reviews stress tests of different scenarios to set appropriate financial targets, performance peer group composition and plan changes

See pages 60 and 67 for this year’s performance goals

Ongoing review of market and trends

The management resources and compensation committee:

• reviews and approves changes to the composition of the compensation and performance peer groups

• reviews the competitive positioning of target compensation against desired market positioning

• reviews ongoing trends

See page 57 for more about compensation benchmarking

2024 Management information circular	117

Assess performance

The CFO presents and discusses the business performance results with the management resources and compensation committee

The independent advisor provides their perspective on the soundness of performance measures and standards used for the incentive plans

The management resources and compensation committee reviews the performance factors for the annual incentive plan and performance share units

The board reviews the performance results and assesses circumstances that might result in a discretionary adjustment, and then approves the performance factors

See pages 59 and 69 for this year’s performance results

Finalize compensation

Management presents to the management resources and compensation committee a summary of any adjustments to incentive compensation for material risk takers resulting from reports from internal audit, compliance or risk management

The CEO discusses and approves the individual performance and compensation recommendations for all executive leadership team members and heads of control functions with the management resources and compensation committee

During sessions held without management, the management resources and compensation committee and the board discuss compensation for the CEO, all executive leadership team members and heads of control functions

The board exercises independent judgment when making final compensation decisions

See the named executive profiles starting on page 72 for details about their compensation this year

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Executive Compensation

Compensation of employees who have a material impact on risk

We are committed to ensuring our compensation program is aligned with the Financial Stability Board’s (FSB) Principles for Sound Compensation Practices, the Financial Stability Board’s Implementation Standards and other governance practices related to compensation. Our internal auditors conduct an annual independent review of the executive compensation program. The last audit was finalized in March 2023 and confirmed that we continued to be aligned with the FSB Principles and Standards.

See page 112 for more information about our compensation governance practices.

You can read about the management resources and compensation committee’s composition and mandate in its report on page 35, and the compensation decision-making process and program design beginning on page 117

FSB PRINCIPLES AND BASEL COMMISSION FOR BANKING SUPERVISION

PILLAR 3 REQUIREMENTS

The tables below show the breakdown of 2023 compensation for employees who have a material impact on our risk exposure (material employees). Material employees include:

•	all executives including named executive officers who were members of the executive leadership team at any point in 2023, and
•	employees who have:
–	authority and responsibility for policy-setting and implementation of controls, and/or
–	significant influence, oversight and approval authority on general account assets, and/or
–	oversight of a significant business unit that could have a material impact on our risk exposure.

2023 compensation

	($ thousands)
Number of material employees	Total compensation	Fixed compensation	Variable compensation		Non-deferred compensation	Deferred variable compensation	Severance payments
52	$168,973	$39,414	Annual incentive	$53,377	$92,937	$72,767	$3,269
			Special awards	$146
			RSUs	$35,674
			PSUs	$32,780
			Other long-term incentives	$4,313
			Total	$126,290

Manulife provided $5.1 million in sign-on bonuses to material employees in 2023. Sign-on bonuses, when provided, replace compensation employees forfeit when they leave their previous employer.

2024 Management information circular	119

Variable compensation

The annual incentive, equity-based incentives grant values of restricted share units, performance share units, and other longer-term incentives (based on an internal book value of a business or the market value of funds managed) awarded for 2023. With the exception of four retirees and two executives who left the company, all material employees received incentive awards for 2023.

Deferred variable compensation

The total value of restricted share units, performance share units, deferred share units and stock options awarded for 2023.

Severance payments

In 2023 severance payments were made to material employees as indicated above. Total severance amounts of $7.5 million were agreed to for these material employees. To protect employee privacy, we have provided information about the highest single severance amount agreed to in 2023 for a material employee to the Office of the Superintendent of Financial Institutions (OSFI) on a confidential basis. The number of terminations each year fluctuates depending on circumstances.

DEFERRED COMPENSATION OUTSTANDING

Number of material employees	RSUs/PSUs/DSUs		Stock options		Total value of deferred compensation outstanding at year-end	Deferred compensation paid out in 2023	Value of deferred compensation granted in 2023	Implicit change in deferred compensation value
	Outstanding vested	Outstanding unvested	Outstanding vested	Outstanding unvested
52	$10,222	$223,540	$62,707	$3,902	$300,371	$53,033	$72,767	$87,742

Restricted share units, performance share units and deferred share units

Amounts are based on $29.28, the closing price of Manulife common shares on the TSX on December 31, 2023.

Vested and unvested, unexercised in-the-money stock options

Amounts are the difference between the exercise price of the stock options and $29.28, the closing price of Manulife common shares on the TSX on December 31, 2023.

Deferred compensation paid out in 2023

The total value of restricted share units and performance share units vested and paid out and any gains from stock options exercised in 2023.

Implicit change in deferred compensation value

The increase (or decrease) in value of deferred compensation due to any change in share price and performance vesting conditions.

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Governance at Manulife

Governance at Manulife

We believe that excellent corporate governance is critical to our long-term success – for us, our shareholders and our customers. Our board of directors sets the tone at the top, promoting a strong culture of integrity and ethical behaviour throughout our entire organization.

Our governance policies and practices are consistent in all material respects with the various rules and requirements that apply to us, including:

•	Insurance Companies Act (Canada)
•	corporate governance guidelines established by OSFI and the Canadian Securities Administrators
•	U.S. Securities and Exchange Commission rules and regulations
•	TSX corporate governance guidelines
•	New York Stock Exchange corporate governance rules for domestic issuers.

Where to find it

2024 Management information circular	121

What we do

INDEPENDENCE – see page 136 • All directors are independent (except for the CEO) and all committee members are independent • The board and its committees can retain independent advisors	• Chair of the Board and CEO roles are separate • Annual strategic planning meeting held separately from regular board meetings • In camera sessions at board and committee meetings
ETHICS AND INTEGRITY – see pages 126 and 135 • We promote a strong culture of integrity and ethical behavior • Ethics Hotline available to all employees or third parties	• Directors certify compliance with our code of business conduct and ethics every year and receive training in information risk management

LEADERSHIP AND DEVELOPMENT – see page 140
• We have an orientation program and continuing education for directors • Risk committee members must take at least one externally facilitated session or course on cybersecurity every two years

• Corporate governance and nominating committee members must take at least one externally facilitated session or course on ESG every two years

• The board has a formal annual self-assessment process that is periodically conducted by an independent facilitator

DIVERSITY AND SUCCESSION – see page 136

• Shareholders elect individual directors annually

• We have a majority voting policy and director term limits

• Continuous, strategic approach to board succession, using a skills matrix and an independent search firm to assist in board recruiting

• Board diversity policy covers gender, age, race, ethnicity, culture, disability, sexual orientation, geographic representation and other characteristics

• Board succession practices promote the diversity objectives set out in the board diversity policy

• Search firms must identify and present diverse and balanced slates of potential director candidates that include female candidates, as well as explicitly consider and present candidates from other underrepresented groups including visible minorities as defined in the Employment Equity Act (Canada), Indigenous peoples, people with disabilities and members of the LGBTQ+ community

• Diversity and inclusion is embedded in our global talent management, talent acquisition and leadership programs

SHAREHOLDER ENGAGEMENT AND ALIGNMENT – see page 133
• Robust shareholder engagement program follows publicly available shareholder engagement principles	• We have equity ownership guidelines for directors and executives • We have a proxy access policy
RISK OVERSIGHT – see page 127 • We have strong risk oversight, carried out by the board and supported by the risk committee	• The audit and risk committees have joint meetings at least once a year

What we don’t do

• No hedging of Manulife securities – Directors, executives and employees are prohibited from monetizing or hedging Manulife common shares or equity awards

• No stock options, perquisites, severance, pension or retirement benefits or participation in an equity-based compensation plan for non-executive directors, other than receiving deferred share units or common shares in lieu of cash compensation

• No slate voting for directors – Shareholders can vote for or withhold their vote from individual directors
• No staggered voting for directors – We have annual elections for all directors
• No unequal voting structure – We do not have dual-class or subordinate voting shares
• No tie-breaking vote – Our Chair of the Board does not have a deciding vote in the event of a tie at the board

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Governance at Manulife

About the Manulife board

The board is responsible for overseeing our business and affairs as set out in the board’s mandate. You can read about the board’s responsibilities in more detail beginning on page 126, and you will find a copy of the board’s mandate on manulife.com as well as on SEDAR+ (sedarplus.ca). The board carries out its responsibilities directly and through its four committees, which you can read about beginning on page 125.

Other than the CEO, all of our directors are independent, and all members of the board’s committees are independent. This ensures the board and committees can effectively oversee all aspects of our business and act in Manulife’s best interests.

The board needs a mix of certain competencies, experience and personal qualities for proper oversight and effective decision-making, and sets its size and composition accordingly. The board routinely reviews its size and make-up with the corporate governance and nominating committee, and may appoint new directors to the board between annual meetings. You can read more about board diversity and the competencies and experience of our directors beginning on page 137.

The board and each of its committees set aside time at each meeting to meet without management present. The board holds monthly update calls to keep directors informed between regularly scheduled meetings.

The corporate governance and nominating committee reviews the board mandate annually. The board mandate, committee charters and position descriptions for the Chair of the Board, committee chairs, individual directors and the CEO are posted on manulife.com.

Year in review

The board continued to enhance its governance practices in the past year:

• completed a robust chair succession process with Don Lindsay successfully transitioning into the role of Chair of the Board

• continued to review and enhance governance policies and processes in light of peer practice and stakeholder expectations

• engaged with stakeholders following the 2023 say on pay vote, including institutional investors and proxy advisors, to better understand their concerns and incorporated their feedback into changes to the executive compensation program (see page 50 for more information about our response to the 2023 executive compensation vote results, including our engagement with shareholders)

• continued to oversee and focus on board succession and diversity strategy, refreshing the characteristics, experience and expertise necessary for prospective directors and recruiting four new directors with skills and experience critical to Manulife’s strategic priorities

• continued to enhance the new director orientation and education programs, including a refresh of the director orientation program based on director feedback

• continued our focus on and engagement related to Manulife’s ESG framework and strategy, including the company’s Impact Agenda, Climate Action Plan and Sustainability Report and received regular updates on related topics, including progress against Manulife’s commitments and stakeholder feedback

• engaged an independent consultant to help carry out a self-assessment of the board, committees, the board chair and committee chairs

• engaged external facilitators to provide educational sessions on areas of importance, including cybersecurity and ESG.

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Contacting the board

Our board of directors values regular and constructive engagement with shareholders, and encourages shareholders to express their views on governance matters directly to the board. If you have questions about our governance practices, you can send them to the Chair of the Board at the following address:

Chair of the Board

Manulife Financial Corporation

200 Bloor Street East

Toronto, Ontario M4W 1E5

Canada

Email: corporate_governance@manulife.com

If your question relates to a board committee matter, please address your note to the chair of the appropriate committee.

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Chair of the Board provides independent board leadership and oversight

Board of directors oversees: • culture of integrity and ethics • strategic planning • risk management • leadership development and succession planning	• corporate governance • internal controls • communications and public disclosure

Audit committee

• oversees the external auditors, internal control over financial reporting and our finance, actuarial, internal audit and global compliance functions

• serves as the conduct review committee

• reviews our compliance with legal and regulatory requirements

Corporate governance and nominating committee

• develops our governance policies, practices and procedures

• develops and oversees the approach to director succession and development, including approach to diversity

• develops and oversees the process for assessing effectiveness of the board, its committees and individual directors

• oversees director compensation

• oversees the company’s ESG framework, including matters related to climate change

Management resources and compensation committee oversees: • our global human resources strategy, policies and programs • management succession • executive compensation • pension plan governance

Risk committee

oversees:

• the management of our principal risks

• our programs and procedures to manage those risks

• oversees the company’s information risk management program, including cybersecurity

Management • reports to the committees and the board • control functions such as finance, risk, compliance and internal audit operate independently of the business units

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Board committees

The board has four committees to help carry out its mandate:

•	audit committee
•	corporate governance and nominating committee
•	management resources and compensation committee
•	risk committee.

Each committee is made up entirely of independent directors and has a committee charter. Committees set aside time at each meeting to meet in camera (without management present) and may also use part of this time to meet with independent advisors and individual members of management.

Committee chairs report to the board, providing updates on the committee’s deliberations and any recommendations that require the board’s approval.

Committees review their charter every year and update it as necessary. They also conduct an assessment of the committee’s performance and effectiveness in carrying out the responsibilities set out in its charter. Each committee considers the results when developing its priorities and work plan for the coming year.

The corporate governance and nominating committee reviews committee composition at least once a year and adjusts committee membership as appropriate. The CEO is not involved in any of these decisions.

You can access the committee charters and position description for each committee chair on manulife.com and read the 2023 committee reports beginning on page 32.

Independent advice

The board and committees may retain outside advisors to receive independent advice, and we pay for the cost of these services.

Board roles and responsibilities

The board and ESG

ESG considerations, including climate-related issues, cross several aspects of the board’s role, including culture, strategic planning, risk oversight, leadership and compensation, diversity and disclosure. The corporate governance and nominating committee oversees Manulife’s ESG framework and strategy, including oversight of issues related to the company’s Impact Agenda, Climate Action Plan, Sustainability Report and related climate commitments, and receives regular updates on related topics in order to monitor progress against the company’s commitments and consider stakeholder feedback. The corporate governance and nominating committee is updated on relevant climate topics at each meeting, including on our progress against the commitments set out in Manulife’s Climate Action Plan. Members of the corporate governance and nominating committee must take at least one externally facilitated ESG-related education session every two years. In 2023, the board engaged an external facilitator to provide an educational session on overseeing climate risk and other ESG issues.

You can read more about the board’s activities on the following pages, and in our 2023 Sustainability Report (published in the second quarter of 2024).

Among other things, the board is responsible for approving our strategy, risk oversight, leadership development, and succession planning. It reviews and approves our financial statements, significant investments, the raising of capital and other significant matters such as significant mergers, acquisitions and divestitures.

1 — PROMOTING A CULTURE OF INTEGRITY AND ETHICAL BEHAVIOUR

The board and management promote a strong culture of integrity and ethical behaviour.

Our code of business conduct and ethics applies to all directors, officers and employees and sets out the importance of Manulife’s values, ethics in the workplace and our business relationships, avoiding conflicts of interest, protecting our assets, and prompt reporting of illegal or unethical behaviour.

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Anyone, including third parties, can contact our Global Compliance Office, or file a confidential report by contacting our Ethics Hotline, 24 hours a day, 7 days a week.

Reports can be made anonymously.

Online By phone	manulifeethics.com 1-866-294-9534 (toll free in North America)

All Manulife directors, officers and employees have a duty to comply with the code and to report an incident if they suspect fraud or other unethical behaviour or wrongdoing, including a breach relating to accounting, auditing or internal controls. The code makes it clear that an individual can report suspected or potential illegal or unethical behavior without fear of retaliation for any report made in good faith.

Each year everyone subject to the code must complete annual training and confirm that they have read and comply with the code. The audit committee monitors compliance with the code and reviews the code every year.

Some limited aspects of the code can be waived for directors and senior executives in exceptional situations if approved by the board on the recommendation of the audit committee, and promptly disclosed. To date, the board has not waived any aspect of the code. You can access a copy of the code on manulife.com.

2 — STRATEGIC PLANNING

The board and senior management hold an annual strategic planning meeting, separate from regular board meetings, where board members and management review Manulife’s strategy and discuss emerging trends, the competitive environment, risk issues and any significant business issues or products as important context for our strategic direction. The strategic planning meeting focuses on key areas of importance to the company’s strategy, such as key businesses and break-out growth areas, enterprise initiatives, and whether any changes to the current strategy are required.

Management develops strategic, financial and capital plans, our risk appetite and allocation of resources. The strategic business plans include the strategy and related opportunities and risks for Manulife and each of our business segments.

The board reviews the plans, risk appetite and resource allocation, consults further with management and considers any other key issues before approval.

The board monitors management’s progress on strategic plans throughout the year. It receives regular updates from the CEO and management on strategic developments and our performance against the strategic plan, and oversees adjustments management makes to the plans to reflect new conditions or environmental factors.

The strategic planning meeting is often held outside Canada to give the board an opportunity to visit our global operations and meet with employees in those operations. The 2023 meeting was held in Hong Kong.

3 — RISK OVERSIGHT

The company’s strategic direction drives and is informed by our overall risk appetite. All risk-taking activities are managed within Manulife’s overall risk appetite, which defines the types and amount of risks the company is willing to assume in pursuit of its objectives.

The company’s risk appetite framework has three components: overall risk-taking philosophy, risk appetite statements, and risk limits and tolerances.

We categorize the risks we face into five principal areas, to identify, measure, assess and manage our risk profile: strategic, market, credit, product, and operational.

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The activities required to achieve our objectives are guided by our values and involve elements of prudent risk-taking. When making decisions about risk-taking and risk management, we place a priority on the following risk management objectives:

• safeguarding the commitments and expectations established with our customers, creditors, regulators, shareholders and employees

• operating within the company’s risk governance structure as defined by our risk frameworks and policies

• supporting the successful design and delivery of customer solutions through the development of innovative product solutions, and through providing customer-centric digital experiences while remaining within risk appetite

• prudently and effectively deploying shareholder capital invested in the company to achieve appropriate risk/return profiles

• maintaining the company’s targeted financial strength rating

• achieving and maintaining a high level of operational and financial resilience

• investing all assets, including in wealth and asset management business, consistent with customers’ objectives

• safeguarding the well-being of our employees, and promoting a diverse, equitable and inclusive business environment

• considering ESG impacts across our business activities

• safeguarding or enhancing the company’s reputation and brand.

While we only pursue risks we can appropriately analyze and monitor, we accept that we are exposed to risks both within our control and outside of our direct influence. We manage each risk by activating actions to keep exposures within desired levels, and in accordance with the risk objectives articulated above.

Managing climate-related risks and opportunities

As part of its ESG oversight responsibilities, the corporate governance and nominating committee oversees matters related to climate change, including climate-related commitments, and receives regular reports on relevant climate topics, including our progress against the commitments set out in Manulife’s Climate Action Plan (see page 143).

The Executive Risk Committee and the board’s risk committee assess climate-related risks and opportunities through the ongoing monitoring and reporting of emerging risks. The identification and assessment of climate-related risks is guided by our Environmental Risk Policy, which sets out an enterprise-wide framework for the management of environmental risks within our business activities.

In 2023, we continued to monitor climate- related risk and opportunities within our business strategy over short (1-5 year), medium (5-15 year), and long term (more than 15 year) time horizons to better assess the relative significance of potential impacts and how and when actions are required to address them. Our 2023 management’s discussion and analysis includes disclosures related to our climate risk governance, risk management, strategy, and targets. Please also refer to the 2023 Sustainability Report (published in the second quarter of 2024), for detailed climate risk and opportunity-related disclosures guided by the recommendations of the Task Force on Climate-related Financial Disclosures (TCFD) and our performance.

The board looks to the audit committee, risk committee and management resources and compensation committee to assist in overseeing certain areas of risk:

•	audit committee
–	oversees compliance with legal and regulatory requirements
–	oversees policies and internal control systems for effectiveness to mitigate our exposure to financial reporting risk
–	reviews our quarterly and annual financial statements and related disclosure before recommending them to the board for their review and approval
•	risk committee
–	reviews and assesses our principal risks, including our overall risk profile and reviewing our risk appetite
–	reviews and assesses our evolving risks
–	reviews the risk impact of the business plan and new business initiatives
–	oversees the risk management function

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–	oversees our compliance with risk management policies
–	evaluates the company’s risk culture
•	management resources and compensation committee and risk committee
–	reviews our executive compensation program to ensure alignment against our risk management principles and our risk appetite

Each director, other than the Chair of the Board, sits on two committees. There is cross-membership between the management resources and compensation committee and the risk committee, and the corporate governance and nominating committee and the audit committee, which adds depth to committee deliberations. The audit committee and risk committee have at least one joint meeting every year.

The board and cybersecurity

The risk committee of the board oversees the company’s information risk management program, considers reports at each standalone committee meeting on cybersecurity risks, mitigation and resilience, and reviews the effectiveness of the program and controls for identifying and addressing the related risks.

The board meets directly with OSFI, our principal
regulator, at least once every year, and there are regular meetings between other members of the board, including the Chair of the Board, and OSFI throughout the year.

Enterprise risk management (ERM) framework

Our ERM framework provides a structured approach to risk-taking and risk management activities across the enterprise, supporting our long-term revenue, earnings, and capital growth strategy. It is communicated through risk policies and standards, which are intended to enable consistent design and execution of strategies across the organization. We have a common approach to managing all risks we are exposed to, and to evaluating potential directly comparable risk-adjusted returns on contemplated business activities.

Our risk management practices are influenced and impacted by external and internal factors (such as economic conditions, political environments, technology and risk culture), which can significantly impact the levels and types of risks we might face in pursuit of strategically optimized risk-taking and risk management. Our ERM framework incorporates relevant impacts and mitigating actions as appropriate.

As part of our ERM framework, we have a compensation risk framework in place to support the governance and design of controls for the risks associated with the compensation program. Our compensation programs are assessed against this framework every year.

The enterprise-wide information security program, which is overseen by the Chief Information Risk Officer, seeks to mitigate information security risks. This program establishes the information and cybersecurity framework for the company, including governance, policies and standards, and appropriate controls to protect information and computer systems. We also have ongoing security awareness training sessions for all employees.

Compliance and reporting

Management oversees the principal risks and implementation of controls to manage risk, and regularly assesses whether there are any material deficiencies. They update the board on our principal risks at least quarterly.

Controls and certifications

We update our risk policies, risk management processes, internal controls and management information systems regularly to make sure they match our risk profile and comply with regulatory requirements. We also perform stress testing on an ongoing basis to support the way we identify, assess and mitigate risk.

The CEO and CFO certify our disclosure controls and procedures, annual financial statements and quarterly financial statements, among other things, to meet legal and regulatory requirements.

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4 — LEADERSHIP DEVELOPMENT AND SUCCESSION

The management resources and compensation committee reviews our approach to human resources, talent management, compensation and the succession planning process for senior executives.

Diversity

We value a high performing workforce that reflects the diversity of our customers and the communities where we operate. We believe that a diverse workforce, especially in leadership roles, can enhance performance, foster innovation and improve business results.

We believe that strength lies in embracing our differences and that diversity plays a key role in driving innovation and growth within our company. We are committed to developing a more diverse and inclusive workforce that is more representative of our customer base and reflected in our leadership positions.

Roy Gori has signed the Catalyst Accord 2022, committing to increase the percentage of women in executive positions in Canada to 30% or greater by 2022, which we have proudly achieved and aim to exceed the goal in the coming years.

We are increasing our efforts in hiring, supporting and creating awareness of people with disabilities (PWD) through various initiatives globally to attract and hire PWDs. In 2023, we provided additional sensitivity training to our recruiters and hiring managers, as well as improving efforts to make us more accessible in physical and system accommodations.

In 2020, we announced leadership and recruitment goals to increase the representation of racially and ethnically diverse employees across our North American businesses. In addition to these commitments, we have signed on to a pledge with the BlackNorth Initiative in Canada, as well as the CEO Action for Diversity and Inclusion pledge in the U.S. Both of these efforts align with our objective of advancing diversity and inclusion in the workplace.

Our global executive Diversity, Equity and Inclusion (DEI) Council guides, supports and facilitates the implementation of our DEI strategy. Chaired by our CEO, the DEI Council is made up of executive leaders who are passionate about DEI. There are 15 employee resource groups with 44 chapters and more than 16,000 members. Open to all employees, employee resource groups support local employee engagement, champion our larger DEI initiatives and provide opportunities for personal and professional development.

The table below shows the number of women in leadership positions at Manulife and our subsidiaries:

(as at February 29, 2024)

Women in senior leadership roles (vice president and higher)	179 of 527	34%

Women in senior officer roles (senior vice president and higher)	24 of 103	23%

Women on the executive leadership team	3 of 16	19%

Increasing the representation of women and racially and ethnically diverse leaders is a priority in our corporate strategy. We have made headway in Asia by increasing representation of people with disabilities, and we’ve made other tangible progress in the following areas:

Recruiting

•	building representation of racially and ethnically diverse professionals through focused recruitment efforts from diverse post-secondary schools across North America
•	incorporating diversity into the ongoing review and discussion of our succession candidates
•

continuing to enhance sourcing, assessment and selection of potential employees. We follow a formal recruitment process where all vacancies are posted internally and externally, and all executive search vendors must ensure their slate of candidates is diverse and includes a focus on women

•

implementing diverse slate requirements internally to increase hire and promotion rates of diverse candidates. To support diverse candidate slates, we introduced the use of technology in our hiring process that reduces biased job posting language and hired two dedicated diverse candidate recruiters. All recruiters are trained in inclusive hiring practices

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Development and training

•	accelerating development program opportunities for mid-career racially and ethnically diverse leaders and leaders of our employee resource groups
•	offering internal and external training and development programs for members of diverse employee groups
•

providing programs designed to educate and train all employees that go beyond our mandatory unconscious bias training, including regular listening forums to foster conversations and build inclusion across our global team, allyship resources and targeted training for all managers on leading inclusively. Through PURSUIT, our internal learning platform, we have curated various learning modules covering different aspects of DEI including disabilities, cultural awareness and DEI essentials

•	communicating transparently to employees about diversity and profiling leaders who demonstrate authenticity
•

continuing to provide dedicated support and development of our internal employee communities for women and racially and ethnically diverse employees that focus on professional development and networking. This includes our GWA (Global Women’s Alliance), VIBE (Valuing the Inclusion of Black Experiences), IPTA (Indigenous Peoples and Their Allies), AMP US (Association of Multicultural Professionals), PACES (Pan-Asian Community for Employee Success), Ability (Disabilities) and EMBRACE (cultural inclusion) employee resource groups. Each chapter has an executive sponsor (vice president or higher, and country general manager level in some cases) to increase exposure and impact

•

adding more external partnerships with leading networks that support the advancement of women and racially and ethnically diverse employees, creating awareness of LGBTQ+ and disabled communities, and providing opportunities to share best practices and attend events and educational sessions that encourage leadership across the organization. Organizations include Catalyst, Women in Capital Markets, Career Edge, ICON Talent Partners, Onyx; and in Asia with Sensational Foundation, The Women’s Foundation, Community Business, The Zubin Foundation, Pink Dot, and many more.

Management

•	embedding diversity practices in our global talent management programs and including diversity results in workforce reporting to senior management and the board
•	implementing annual DEI plans for each business segment and function
•	introducing diversity dashboard quarterly reviews with the executive leadership team
•	formally including diversity goals in all people leader’s goals
•

internally and externally celebrating and promoting the history, culture, and contributions of diverse communities, including annual celebrations of International Women’s Day, Black History Month, Martin Luther King Jr. Day, Juneteenth, National Indigenous Peoples Day, Orange Shirt Day, Pacific Heritage Month, South Asian Celebration, International Day of Pink, PRIDE, Ally Week, Mental Health Awareness Month, National Disability Employment Awareness Month, Autism Awareness Day, International Day of Persons with Disabilities and many more

•

revising workforce policies around flexible work arrangements and increasing our parental leave to better accommodate and retain employees, as well as adding market leading benefits such as gender affirmation and fertility benefits in some of our key markets

•	enhancing the collection of applicant and employee diversity data across the organization.

We may also establish other measurable objectives for increasing diversity in leadership as we continue to develop our overall approach to diversity globally.

Management development and assessment

The management resources and compensation committee oversees our human resources strategy and our talent management program globally.

Management development

We integrate our talent and succession planning process for senior management with the primary objective of having high performing individuals in critical roles across the organization.

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We’re focusing on several areas to ensure we have depth of talent and diverse leadership to fill critical roles in the future:

•	acquiring and retaining high performing, high potential talent
•	selective external hiring of exceptional, seasoned executives
•	increasing our diversity to better reflect the global markets where we operate
•	identifying early high performing, high potential employees, with a focus on growing our pipeline of women in senior roles, developing their skills and providing regular assessments
•

engaging our talent and driving high performance, including a board review of the annual employee engagement survey results and overseeing management actions to continuously improve employee engagement

•	significantly investing in the development of our top talent both on the job and through formal development programs.

High potential employees participate in development programs that combine formal training in specific areas and practical work experience that is meaningful and varied. The program may include roles in different divisions or an international assignment, among other things.

Assessment

We have a formal assessment process that is based on corporate and individual performance. The independent directors assess the CEO’s performance every year and the board approves the CEO’s objectives for the following year. The management resources and compensation committee reviews assessments of the performance of senior executives every year, based on business performance, including risk-related aspects, and individual performance. The board also approves compensation decisions for the CEO and other senior executives based on these assessments.

The audit committee assesses the effectiveness of the heads of our oversight functions, including the CFO, Chief Internal Auditor, Chief Actuary and Global Compliance Chief. The risk committee assesses the effectiveness of the Chief Risk Officer. The board approves all senior executive appointments.

Management succession planning

Our succession strategy is based on promoting talented individuals within the organization and hiring from outside to strengthen our capabilities where appropriate and to build diverse perspectives and fresh thinking.

The board and committees review the succession plans for senior management and the heads of our key oversight functions. The board develops the CEO’s succession plan, and the management resources and compensation committee monitors succession plans for senior executives. The management resources and compensation committee, with the assistance of the audit committee and risk committee where appropriate, also monitors succession plans for the heads of our oversight functions.

Management devotes its attention to developing talent below the senior executive level to ensure there is a well-trained, high performing pool of executives that is representative of our customer base and the communities where we operate, and that has a broad range of business and functional experience that can contribute to a common culture and values for building a sustainable, high performing company. Developing our people helps retention and ensures orderly transitions.

The management resources and compensation committee conducts regular reviews of senior executive succession planning.

5 — COMMUNICATIONS AND SHAREHOLDER ENGAGEMENT

Disclosure policy and practices

The board has established policies and standards for the disclosure of material information to ensure it is timely, accurate and balanced.

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The executive disclosure committee is responsible for overseeing and monitoring our disclosure processes and practices, including the review, from time to time, of Manulife’s disclosure policy. It is made up of members of senior management and reports to the audit committee on disclosure matters. The executive disclosure committee reviews all material information in disclosure documents before the audit committee and board review.

A cross-functional group that includes members of senior management, as well as employees from our legal, investor relations and corporate communications groups, and others as required, reviews information and developments to assess materiality in compliance with our disclosure policies.

The board reviews and approves our financial statements, management’s discussion and analysis (MD&A) and earnings releases, annual information form, management information circular and other material disclosure based on the review and recommendation of the audit committee. The audit committee also reviews and approves our disclosure policy.

Engagement

We have a longstanding practice of engaging with our stakeholders, as we believe that engaging and communicating directly with shareholders and other stakeholders is important for receiving timely and meaningful feedback. Our shareholder engagement principles help shareholders understand how the board engages with shareholders and how they can contact the board. These are available on manulife.com.

The board’s shareholder engagement outreach program facilitated by our investor relations group includes:

• an annual shareholder engagement outreach program to generate dialogue and feedback on a variety of topics in which the Chair of the Board and at least one other director participate each year

• ongoing communication, which is an important part of creating an open, candid and productive dialogue. Directors make themselves available throughout the year to engage and respond to questions from shareholders

• encouraging shareholders to participate at the annual meeting, because it offers a valuable opportunity to discuss Manulife, our corporate governance practices and other topics.

Say on executive pay

This year shareholders will again have an opportunity to have a say on our approach to executive pay (see page 14). This is an advisory vote, so the results are not binding. The board will, however, take the results into account together with feedback received from other shareholder engagement activities, when making decisions about compensation policies, procedures and executive pay in the future. The board spent significant time engaging with shareholders in 2023 to better understand the results of last year’s say on pay vote. See page 50 to read about what we heard from shareholders and our responses.

As part of our shareholder outreach program, Don Lindsay, Nicole Arnaboldi and James Prieur met with investors who collectively own approximately 25% of Manulife’s outstanding institutional shares over the past year. Overall, feedback from investors was supportive of the company and the board. A broad range of matters were discussed, including:

• governance – Manulife’s approach to governance, including board composition, board and executive succession planning, and auditor independence

• strategic priorities – Manulife’s progress on executing against its priorities, including legacy businesses, and capital deployment strategy

• ESG – Manulife’s ESG strategy and goals, including our Impact Agenda, Climate Action Plan, Sustainability Report, emission targets, and diversity and inclusion

• risk management – views on emerging risks and approach to risk management, including geopolitical and cyber risks

• accounting – the implementation of IFRS 17 and the planned external auditor tender process

• executive compensation – our compensation plan design (you can read about what we heard from shareholders, and our responses, starting on page 50).

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Shareholder proposals

Shareholders can submit proposals to be considered at an annual meeting and included in our circular. The corporate governance and nominating committee oversees this process.

See page 14 for more information. We did not receive any proposals to be considered at the 2024 annual meeting.

Proxy access

The board understands that proxy access is important to shareholders and has a proxy access policy that allows shareholders to nominate directors for election at the next annual meeting.

Eligible shareholders (or a group of up to 20 eligible shareholders) who have held full voting and economic rights in at least 5% of the outstanding common shares for at least three years as of the date of the nomination, may nominate up to 20% of the number of directors to be elected at the next annual meeting. Nominations must be made in compliance with the proxy access policy and nominees must meet the eligibility criteria described in the policy. See page 14 for more information on submitting nominations under the proxy access policy.

You can find our proxy access policy at manulife.com.

For more information

You can find more information about Manulife on manulife.com, including webcasts of the quarterly investor conference calls and senior management’s presentations to the investment community, our annual reports and other investor information.

SUBSIDIARY GOVERNANCE

The corporate governance and nominating committee is responsible for reviewing the adequacy and effectiveness of the board’s governance policies, practices, and procedures, including supporting the board’s oversight of the activities of our subsidiaries globally.

Our global subsidiary governance policy and standard establish a subsidiary governance framework that supports the board in its oversight of our subsidiaries. We use a risk-based approach to subsidiary governance, categorizing our subsidiaries according to size, regulatory status, minority interests and other factors, and aligning our governance practices to each subsidiary’s risk categorization.

The boards of most of our significant subsidiaries include both internal (i.e., employee) directors and external (i.e., non-employee) directors. Internal directors bring industry experience and knowledge, and external directors can contribute different experience and expertise and add a diverse perspective to subsidiary boards. Advancing the diversity of our subsidiary boards is a key priority for the board and our subsidiaries, and each of our significant subsidiary boards has adopted a board diversity policy.

A global operating approach to subsidiary governance allows us to balance global oversight and transparency with local execution. This hybrid approach includes:

•	a central team that focuses on driving subsidiary governance best practices and consistency (wherever possible), supporting an enterprise-wide view of subsidiary governance, and
•	local centres-of-excellence that have day-to-day accountability for governance matters.

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Serving as a director

We and the board expect directors to conduct themselves professionally, with integrity and always in the best interests of Manulife.

A director must commit the necessary time to their duties as a director and is expected to attend all meetings except in extenuating circumstances. We compensate directors appropriately and our fee schedule is competitive with the market (see page 37 for details).

Directors must notify the chair of the corporate governance and nominating committee of any significant changes in their status, including contemplating joining another public company board and changing employment or country of

Directors who receive more withheld votes than for votes in an uncontested election have to submit their resignation. See page 17 for more about our majority voting policy.

residence. The chair will review the matter and consider an appropriate course of action including, in the case of a public company appointment, seeking the approval of the committee. As part of its review, the committee considers whether there are circumstances that could impair the director’s ability to exercise independent judgment or create a conflict of interest, as well as whether the proposed appointment would impede the director’s ability to devote the time and commitment necessary. We expect the director to resign if the change creates a conflict of interest, or affects our ability to comply with legal or regulatory requirements or our own internal policies.

SERVING ON OTHER BOARDS

We have not set a limit for the number of public company boards our directors can serve on, however, as noted above, the corporate governance and nominating committee must review and approve a proposed appointment to another public company board to ensure the additional commitment does not create a conflict of interest or affect the director’s independence or ability to devote appropriate time to Manulife. There are no interlocks among the director nominees.

INTEGRITY

In addition to complying with our code of business conduct and ethics, directors are required to follow rules established to ensure they exercise independent judgment and avoid conflicts of interest.

EQUITY OWNERSHIP

We require directors to hold equity in Manulife to help align their interests with those of our shareholders. All independent directors must hold at least six times the mandatory equity portion of the annual board member retainer. Directors are expected to meet their equity ownership requirements within six years of joining the board. To facilitate equity ownership, all directors receive at least US$127,500, or approximately 55%, of the annual board retainer in deferred share units. Mr. Gori has separate equity ownership requirements as President and CEO, which he meets. See pages 17 and 116 for details.

TERM LIMITS

Independent directors can serve up to 12 years on our board, to balance the benefits of experience with the need for board renewal and new perspectives. In exceptional circumstances, the board has discretion to nominate a director for additional one-year terms for up to three years.

The Chair of the Board may serve up to five years in that role regardless of the number of years that individual has served as a director. Mr. Lindsay’s maximum term as Chair of the Board will end at the 2028 meeting.

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INDEPENDENCE

We have a board independence policy that complies with all applicable legal, regulatory and securities exchange requirements and which is available on manulife.com. The policy is reviewed every year in determining the independence of the company’s directors.

A director is independent if the individual doesn’t have a direct or indirect relationship with Manulife that could reasonably be expected to interfere with the director’s ability to exercise independent judgment. Other than the CEO, who must be a member of the board under the Insurance Companies Act (Canada), all of the nominated directors are independent. Members of the audit committee and the management resources and compensation committee also meet the additional independence requirements applicable to those committees.

Independent Chair of the Board

The Chair of the Board must be an independent director. The Chair of the Board is appointed each year by the directors and can serve up to five years in the role. Following the completion of a comprehensive board chair succession process, the board appointed Don Lindsay to the role of Chair of the Board effective February 15, 2023. Mr. Lindsay has never been a Manulife employee.

The Chair of the Board is responsible for providing leadership to the board, encouraging open discussion and debate, overseeing performance and guiding deliberations on strategic and policy matters. The Chair of the Board has frequent discussions with senior management and one-on-one sessions with board members, sets the meeting agendas and attends all committee meetings whenever possible. The Chair of the Board also has frequent interactions with Manulife’s primary regulator, OSFI, to facilitate direct and open communication and works closely with corporate governance and nominating committee members on all governance matters. The Chair of the Board’s mandate is available on manulife.com.

Independent directors

The independent directors meet regularly with senior management, and have the opportunity to meet without management present at each board and committee meeting to facilitate open and candid discussion.

The independent directors also meet in a closed session at least once every year to review the performance of the CEO and approve his compensation, review the board’s own performance assessments and approve the board’s objectives for the following year.

They also regularly have closed sessions with our external auditors, other independent advisors, heads of our control functions and other members of management.

BOARD SUCCESSION

The corporate governance and nominating committee oversees the board succession process and manages board succession in light of the board’s overall needs, term limits and retirements. In doing so, the committee takes a long-term, strategic view of board succession, and diversity is an important consideration. In accordance with the board’s diversity policy, the committee will consider the following when identifying candidates for nomination to the board:

Changes in board membership:

• Michael Durland and Don Kanak were appointed to the board on March 5, 2024 and Anna Manning and John Wong are new director nominees

• Tsun-yan Hsieh’s and Andrea Rosen’s 12-year terms as directors have come to an end and they are not standing for re-election.

•

qualifications, including skills, expertise, competencies and experience, and other qualities the board identifies from time to time as being necessary for effective oversight given the global nature of the company’s operations and strategy, and the rapidly evolving global economic environment

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•	characteristics that will foster a board culture that welcomes multiple perspectives and is free of conscious or unconscious bias and discrimination
•

characteristics that contribute to board diversity, including gender, age, race, ethnicity, culture, disability, sexual orientation and geographic representation, as well as any other characteristics that may be identified from time to time

•	legal and regulatory requirements, such as those relating to residency and independence

The Chair of the Board, committee chairs and other directors interview suitable candidates, management undertakes a review of potential appointees, and an independent firm conducts background checks. The committee considers input from all of these sources before it recommends a candidate for the board’s review and approval for nomination or appointment to the board.

DIVERSITY

The board recognizes the importance of diversity and is committed to fostering diversity at all levels of the organization, including within its own ranks. The board has a history of promoting diversity and believes that having highly qualified directors from diverse backgrounds brings different perspectives and experiences to the boardroom, generating healthy discussion and debate and more effective decision-making. This commitment is reflected in the board’s long-standing diversity policy (which you can access on manulife.com), and in the board succession practices described below which include considering characteristics that contribute to board diversity and inclusion. We are proud of the progress we have made to build a diverse board that represents the communities where we operate, particularly when it comes to the representation of women among our board members, and recognize the

Succession and diversity

The corporate governance and nominating committee engages independent advisors to help identify candidates, including diverse candidates in line with the board diversity policy. The committee is committed to equitable and inclusive recruitment practices and requires search firms to identify and present diverse and balanced slates of potential director candidates that include female candidates, as well as explicitly consider and present candidates from other underrepresented groups such as visible minorities as defined in the Employment Equity Act (Canada), Indigenous peoples, people with disabilities and members of the LGBTQ+ community. It also maintains a list of prospective candidates from these underrepresented groups who meet established criteria and diversity objectives.

need for continued attention to increasing the representation of other underrepresented groups, including people who identify as Indigenous, members of a visible minority, have a disability or are members of the LGBTQ+ community.

With respect to gender in particular, the board strives to maintain parity between men and women among the independent directors and has established a specific objective that at least 40% of the independent directors are women, recognizing that board composition may fluctuate from time to time during periods of transition. To maintain an appropriate gender balance, no more than 60% of the independent directors will be from any one gender, subject to temporary fluctuations during periods of transition. Given the number of recent and upcoming retirements, the board is in a period of significant change.

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The table below shows the number of women and directors who are members of a visible minority (as defined in the Employment Equity Act (Canada)) currently on the board. No directors have self-identified as Indigenous peoples, people with disabilities or members of the LGBTQ+ community. You can read about management diversity on page 130.

Nominated directors
Female directors (as a percentage of total directors)	7 of 14	50%
Female directors (as a percentage of independent directors)	7 of 13	54%
Directors who have self-identified as members of a visible minority[1] (as a percentage of total directors)	3 of 14	21%
Directors who have self-identified as members of a visible minority[1] (as a percentage of independent directors)	3 of 13	23%

[1]	As defined in the Employment Equity Act (Canada).

The corporate governance and nominating committee reviews the board diversity policy and specific objectives annually and may recommend changes to the policy and the objectives as appropriate. The board and committee’s effectiveness at implementing the policy is taken into account during annual performance evaluations.

SKILLS AND EXPERIENCE

The corporate governance and nominating committee helps determine the necessary qualities, skills and experience for a member of the board of a global financial services company and Manulife in particular. The committee maintains a skills matrix to identify any gaps or emerging areas of importance in the board’s overall skill set.

Directors must possess six core attributes:

• a reputation for integrity and ethical behaviour

• a demonstrated ability to exercise judgment and communicate effectively

• financial knowledge

• prominence in their area of expertise

• experience relevant to our operations

In 2023, environmental, climate and social experience was added as a key experience to our skills matrix to denote those directors who have a significant knowledge and understanding of relevant issues based on their respective experiences in their professional careers or as a corporate director. This enhancement builds on the expectation that all directors have a knowledge and understanding of ESG matters, in particular climate and sustainability experience, because of the importance of ESG to Manulife and the board’s role in overseeing Manulife’s ESG framework, and recognizing the increased importance that our stakeholders place on this skill set.

• sufficient time to dedicate to board and committee work.

In addition to the core attributes, all members of the board have considerable senior executive experience, operations/governance experience in one or more of Asia, Canada and the U.S., and are financially literate within the meaning of applicable securities laws.

The table on the following page shows the diverse experience of the board and individual nominees in areas identified as necessary for effective oversight of the company given its current operations and strategy. These qualifications are considered in reviewing board succession and evaluating potential board members.

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Key competencies

Finance/Accounting We operate in a financial environment with complex accounting, actuarial and capital management issues

Insurance/Reinsurance/Investment management We value industry expertise as it provides insight into operations, strategy, and market factors

Risk management We operate in a complex risk environment and experience in risk disciplines provides us with expertise to effectively manage our principal risks

Talent management/Executive compensation We want to attract, develop and retain the best talent globally as we focus on transforming our business

Technology/Operations We value technology expertise as we focus on transforming our business by using technology to become a digital, customer leader

Key experience

Asia experience

Business and cultural experience in regions in which we operate, particularly in those regions where we are focusing on accelerating growth, is essential to providing oversight in the best long-term interests of the company

Government relations/Public policy/Regulatory

Experience with governmental agencies provides valuable insight into government processes and actions, and knowledge of the regulatory environments across our geographical footprint is essential to understanding the threats and opportunities of our long-term strategy

Public company executive/Director Public company experience provides practical insights on the operations and governance of a complex, publicly traded organization

Digital transformation/Sales/Marketing Experience in sales and marketing provides valuable market and consumer insights as we focus on transforming our business and becoming a digital, customer leader

Environmental/Climate/Social

Experience in sustainability matters (e.g., climate, diversity, equity and inclusion, human rights) provides us with expertise that supports board monitoring and oversight of relevant strategies, including Manulife’s ESG and sustainability framework

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DIRECTOR DEVELOPMENT

Directors receive ongoing education to keep them up to date in their knowledge and understanding of our businesses and market and regulatory environment so they can carry out their responsibilities effectively.

Orientation We are able to attract qualified and experienced directors from various backgrounds with a diverse range of skills. New directors participate in a comprehensive	In 2023 the corporate governance and nominating committee refreshed the director orientation program based on director feedback.

orientation program to increase their knowledge of Manulife and matters that are important to our operations. The program is tailored to each director’s knowledge, skills and experience. We continually enhance the orientation program to leverage available technology and increase its effectiveness and ability to be tailored to individual director needs.

Directors receive information about Manulife, the board and board committees and their duties as a director. The Chair of the Board and committee chairs meet with new directors to discuss the role of the board and committees and to give them an opportunity to have a candid discussion and ask questions.

We also arrange sessions with senior management on a wide variety of relevant subjects to help new directors gain a deeper understanding of our strategic priorities, businesses and challenges.

All directors have a standing invitation to attend committee meetings whether or not they are a member, and new directors are encouraged to do so as part of their orientation.

Continuing education

We run a continuing education program for all directors and the corporate governance and nominating committee coordinates the program agenda.

The program includes regular presentations by senior executives about emerging issues and topics relevant to our business and operations and the regulatory environment, as well as information packages developed to enhance the director’s understanding of the subject matter. External experts are also invited from time to time to speak on various topics.

Members of the corporate governance and nominating committee must take at least one externally facilitated ESG-related education session, and members of the risk committee must take at least one externally facilitated cybersecurity-related education session every two years. In 2023, the board engaged external facilitators to provide educational sessions regarding cybersecurity risk oversight and oversight of climate risk and other ESG issues.

Site visits and virtual events are organized on a regular basis where directors can engage with employees across the enterprise to gain additional insights into various aspects of our business and our global operations. In 2023, members of the board had opportunities to engage with Manulife employees at a number of events in Asia.

Committee chairs may also coordinate education sessions on specific topics for their committee members.

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The table below provides highlights of our continuing education program for directors in 2023:

Date	Topic	Attendees

Business and operations
February 2023	Long Term Care Overview	board
May 2023 September 2023	Global Wealth & Asset Management Overview	board
May 2023 September 2023	Digital Customer Leadership	board
May 2023 August 2023 September 2023	Global Inforce Management Update	board
June 2023 September 2023	U.S. Overview	board
June 2023	Culture, Talent & Retention Review	board
September 2023	Asia Overview	board
September 2023	Emerging Markets Overview	board
September 2023	Hong Kong Overview	board
September 2023	China Overview	board
September 2023	Global High Net Worth Overview	board
September 2023	Asia Retail Overview	board
September 2023 November 2023	Canada Overview	board

Market trends and regulatory updates
February 2023 March 2023	IFRS 17 Update	board
February 2023 May 2023 August 2023 November 2023	Cybersecurity	risk committee
February 2023 May 2023 August 2023 December 2023	ESG	board
May 2023	Cybersecurity Risk Oversight	board
September 2023	Macroeconomic Update	board
September 2023	Global Geopolitical Issues and Risks	board
September 2023	Disruptive Technologies	board
September 2023	Wealth & Asset Management in Asia	board
September 2023	Asia Retirement Products Overview	board
September 2023	Research Analyst Insights Overview	board
October 2023	Climate Risk Oversight and Current ESG Issues	board
December 2023	Updates in Corporate Governance	corporate governance and nominating committee

We also encourage directors to participate in outside professional development programs. We pay for these expenses so long as the program is approved in advance according to established procedures.

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All of our directors are members of the Institute of Corporate Directors (ICD) and the National Association of Corporate Directors (NACD), which provide continuing education for directors through publications, seminars and conferences. They are also provided with corporate subscriptions to certain relevant industry publications.

ASSESSMENT

The corporate governance and nominating committee retained an independent advisor to help carry out a self-assessment of the board, each of the committees, the board chair and committee chairs.

Directors engaged in an iterative interview process with the independent advisor to assess the performance and effectiveness of:

•	the board and the board chair vis-à-vis the board’s objectives
•	the committees and the chairs of those committees vis-à-vis the committee objectives
•	themselves and their peers
•	the board’s relationship with management (including feedback from management where appropriate).

The results of the board’s self-assessment and of the assessment of the Chair of the Board are reviewed by the corporate governance and nominating committee and the Chair of that committee reports on those results to the full board. The board meets in camera to discuss the feedback and agree on its objectives for the coming year. The Chair of the Board shares peer feedback with individual directors as appropriate.

Each year the board also engages in a review to assess the performance and effectiveness of the Chair of the Board in carrying out his mandate.	The board engaged an independent advisor to assist with the 2023 assessment process.

Each of the committee chairs solicits feedback from committee members on their respective committee’s performance against the prior year objectives and proposed objectives for the following year. Each committee also meets in camera to discuss the assessment and to review and assess the adequacy of their respective committee charters and confirm all requirements of the charter were met during the year.

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Other information

Other information

ESG at Manulife

We report on the ESG dimensions of our products and services, operations and community activities in our annual Sustainability Report and Public Accountability Statement. These two reports provide information on priorities and performance and can be found on the Sustainability section of the company’s website at manulife.com/sustainability. You can read more about the board’s oversight of ESG in our annual Sustainability Report.

Our Impact Agenda outlines our key, interconnected focus areas to drive sustained social and environmental impact through our business and our interactions with customers, communities and the environments in which we operate. There are three key areas of focus: empowering sustained health and well-being, driving inclusive economic opportunity and accelerating a sustainable future.

To ensure our sustainability efforts make an impact beyond our business, we actively engage with recognized international initiatives and frameworks to help drive progress across industries and geographies. Since 2017, Manulife has been a supporter of the Financial Stability Board’s TCFD recommendations. In alignment with the TCFD recommendations, our 2023 Management’s Discussion and Analysis includes disclosures related to our climate risk governance, risk management, strategy, metrics, and targets in the Strategic Risk section, under Environmental, Social and Governance Risks. Please see our annual Sustainability Report, which will be published in the second quarter of 2024, for detailed disclosure about how Manulife is implementing the TCFD recommendations.

Oversight of ESG strategy

Manulife’s sustainability governance framework (our ESG framework) is designed to help us achieve our sustainability objectives across the enterprise by facilitating strategic decision-making within the context of our business objectives.

Oversight of the ESG framework, including oversight of matters related to climate change and the company’s climate commitments, is included in the corporate governance and nominating committee’s mandate. The committee receives updates at each meeting on relevant ESG topics, including Manulife’s Impact Agenda and climate action plan, and oversees progress on relevant climate commitments. Manulife’s Executive Sustainability Council, which includes members of the Executive Leadership Team and the Chief Sustainability Officer, is responsible for ESG-related strategy and disclosures. It meets monthly and provides quarterly updates to the committee. The Executive Sustainability Council is supported by an ESG Centre of Expertise that consists of representatives from multiple businesses and functional areas and includes a Climate Change Taskforce.

You can read more about the board’s oversight of sustainability and ESG initiatives on page 32.

Climate Action Plan

We recognize the link between environmental and financial stewardship, and have established a climate action plan to support the transition to a net zero economy. We are actively incorporating climate change considerations into our decision-making, including how we manage our operations, how we make investment decisions, and how we develop and offer financial products and services. Although addressing climate change and achieving net zero will require a global effort, we hope to contribute to this effort by:

• Operations: reducing Manulife’s scope 1 and 2 emissions by 40% by 2035 relative to our 2019 emissions

• Investments: achieving net zero in our General Account’s investment portfolio by 2050, guided by short-term science-based targets, and actively investing our own assets in sustainable investments, such as in renewable energy and sustainably managed timberland, agriculture and real estate

• Products and services: developing innovative client solutions that contribute to climate change mitigation and resilience

You can read more about these commitments and the challenges we are navigating as we work towards them at http://manulife.com/climate.

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Executive compensation linked to ESG

As part of our ESG strategy, Manulife sets enterprise goals for ESG-related measures that are key to our business strategy. These factor into executive compensation in two ways:

•

The strategic focus component of the company performance score includes goals linked to diversity, equity and inclusion, climate action, community investment, employee engagement and customer satisfaction (see page 61)

•

Individual performance goals for each named executive (which help determine final awards each year), also include goals linked to diversity, equity and inclusion, climate action, employee engagement and leadership accountability, as well as risk goals such as cybersecurity and ethical business conduct (see the executive profiles starting on page 72).

2023 sustainability highlights

You can read about our sustainability initiatives and performance on our sustainability website (manulife.com/sustainability), and in our most recent Sustainability Report and Public Accountability Statement (published in the second quarter of 2024). These disclosures are informed by voluntary reporting frameworks, including the Global Reporting Initiative (GRI), the Sustainability Accounting Standards Board (SASB) and the TCFD. The report also discusses our membership of several global sustainability networks, including the UN Global Compact, Principles for Responsible Investment (PRI) and Climate Action 100+.

Liability insurance

We have liability insurance to protect our directors and officers against liabilities they may incur as directors and officers of Manulife and our subsidiaries in circumstances where we cannot indemnify them. Our current policy provides approximately US$500 million in coverage and is reviewed annually.

Loans to directors and officers

We may grant loans to our directors, officers and other employees in the regular course of business as long as the loans are in compliance with legal and regulatory requirements and are on market terms, and therefore on the same terms as loans we make to customers with similar creditworthiness.

As of February 20, 2024, we are not aware of any outstanding indebtedness to Manulife or any of our subsidiaries of any directors, officers, or other employees, excluding routine indebtedness under applicable Canadian securities law.

Directors’ approval

The board of directors has approved the contents of this circular and authorized us to distribute it to all shareholders of record.

Antonella Deo

Corporate Secretary

March 13, 2024

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